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REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS

PROCESSED

APR 22 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02184 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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SWIRE PACIFIC



2007
Annual Report

Contents

Delivering Value

Swire Pacific is one of the leading companies in Hong Kong with five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. The Group's operations are predominantly in Greater China where the name Swire or 太古 has been established for over 130 years. Swire Pacific is deeply committed to Hong Kong where our subsidiaries, jointly controlled and associated companies employ over 43,000 staff. Globally we employ over 70,000 staff.

We are committed to ensuring that our affairs are conducted with high ethical standards which is a key component of our long-term success. This reflects our belief that in achieving our business objectives, it is imperative that we act with high standards of probity, transparency and accountability, and with dignity, respect and in a socially responsible manner within the communities in which we operate.

We focus on the long-term development of businesses where we can create shareholder value in accordance with the return on capital appropriate to each business. In this respect, we are well placed to contribute to and benefit from the growth of Mainland China where we will leverage our industry-specific experience and focus on our core strengths.

The Group's total net assets employed increased by HK$32.2 billion during 2007 to HK$159.2 billion at the year-end. The profit attributable to the Company's shareholders in the year was HK$26.3 billion, against HK$22.6 billion in 2006.

The Property Division employed HK$124.2 billion (78%) of the Group's net assets at the year-end and generated profits of HK$19.2 billion giving an average return on equity attributable to the Company's shareholders of 21.7%. The division's profit on an underlying basis was HK$3.3 billion against HK$3.1 billion in 2006 and average return on underlying equity attributable to the Company's shareholders was 3.2%.

Net assets employed by the Aviation Division increased by HK$2.3 billion at the year-end to HK$22.2 billion. Profits attributable to the Company's shareholders in the year were HK$3.3 billion providing an average return on equity attributable to the Company's shareholders of 15.9%.

Excluding the impact of the sale of the Group's interest in Shekou Container Terminals during the year, the other divisions' total net assets employed increased by HK$1.1 billion to HK$11.7 billion at the year-end. Profits attributable to the Company's shareholders for the year were HK$2.4 billion giving an average return on equity attributable to the Company's shareholders of 21.4%.

The Group overall achieved an average return on equity attributable to the Company's shareholders of 21.0%, down from 21.6% in 2006 reflecting the significant investment in ongoing property development projects in the year. On an underlying basis the Group's average return was 7.3% against 7.5% in 2006.

At a glance

PROFIT AND LOSS ACCOUNT
Turnover
Property
Beverages
Marine Services
Trading & Industrial
Head Office
Profit attributable to the Company's shareholders
Property
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office
Less:
Interim and final dividends for the year
Share repurchases
Retained profit less share repurchases
BALANCE SHEET
Net assets employed
Property – cost and working capital
– valuation surplus
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office
Financed by
Equity attributable to the Company's shareholders
Minority interests
Net debt
'A' shares
Earnings/(loss) per share
Dividends per share
Equity attributable to shareholders per share
'B' shares
Earnings/(loss) per share
Dividends per share
Equity attributable to shareholders per share
Ratio
Return on average equity attributable to the Company's shareholders
Return on average equity attributable to the Company's shareholders (historic cost)
Gearing ratio
Interest cover – times
Dividend cover – times
Underlying
Profit (HK$M)
Equity attributable to Company's shareholders (HK$M)
Return on average equity attributable to Company's shareholders
Earnings per 'A' share (HK$)
Earnings per 'B' share (HK$)
Equity attributable to 'A' shareholders per share (HK$)
Equity attributable to 'B' shareholders per share (HK$)
Gearing ratio
Interest cover – times
Dividend cover – times

Ten-Year Financial Summary

Turnover


HK$M
Property
Marine Services
Beverages
Trading & Industrial

Profit attributable to the Company's shareholders


HK$M
Property
Beverages
Trading & Industrial
Aviation
Marine Services
Underlying profit

Net assets employed


HK$M
Property – cost
Beverages
Property – valuation surplus
Marine Services
Aviation
Trading & Industrial

Total equity and net debt


HK$M
Total equity
Net debt
Underlying total equity

Earnings and dividends per 'A' share


HK$
Earnings per share ("EPS")
Underlying EPS
Dividends per share

Returns on average equity*


%
Group
Aviation
Marine Services
Property
Beverages
Group – underlying

Equity attributable to the Company's shareholders and market capitalisation at year-end


HK$M
Market capitalisation
Equity attributable to the Company's shareholders

Swire Pacific share price relative to Hang Seng Index


Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index

* Returns on average equity for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.

	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	2003 HK$M	2004 HK$M	2005 HK$M	2006 HK$M	2007 HK$M
PROFIT AND LOSS ACCOUNT										
Turnover										
Property	6,363	7,024	5,787	6,163	5,798	7,539	7,306	6,197	5,595	6,060
Beverages	4,552	4,450	4,439	4,513	4,787	4,955	4,978	5,187	5,750	7,066
Marine Services	970	809	843	893	991	1,216	1,297	1,492	1,997	3,104
Trading & Industrial	4,851	4,420	3,816	3,453	3,442	3,637	4,704	6,036	5,554	5,306
Head Office	28	21	21	29	28	40	39	25	215	17
	16,764	16,724	14,906	15,051	15,046	17,387	18,324	18,937	19,111	21,553
Profit attributable to the Company's shareholders										
Property	(23,137)	5,341	4,881	(2,956)	(2,129)	68	15,097	12,684	16,983	19,225
Aviation	(106)	1,040	2,510	520	2,128	843	2,393	1,928	3,605	3,330
Beverages	266	164	153	235	276	363	385	474	480	507
Marine Services	626	467	505	617	658	646	741	3,035	834	2,550
Trading & Industrial	(198)	92	(84)	130	4	228	388	520	444	399
Head Office	(413)	(475)	(187)	(193)	(300)	(132)	(186)	116	220	249
Less:	(22,962)	6,629	7,778	(1,647)	637	2,016	18,818	18,757	22,566	26,260
Interim and final dividends for the year	1,304	1,707	1,738	1,738	1,996	2,052	3,062	3,154	4,321	4,899
Share repurchases	–	–	–	–	540	60	–	–	–	1,296
Retained profit less share repurchases	(24,266)	4,922	6,040	(3,385)	(1,899)	(96)	15,756	15,603	18,245	20,065
BALANCE SHEET										
Net assets employed										
Property – cost and working capital	28,550	29,346	27,272	33,932	33,380	32,114	30,041	29,609	30,558	39,023
– valuation surplus	26,956	30,110	38,141	28,510	23,011	20,217	36,004	48,483	65,694	85,173
Aviation	13,381	14,323	16,740	15,898	16,565	16,260	17,304	18,431	19,874	22,183
Beverages	3,723	3,838	3,509	3,369	3,479	3,111	2,936	2,930	3,201	3,403
Marine Services	2,569	2,962	2,752	2,899	3,814	4,335	4,772	5,061	6,026	6,496
Trading & Industrial	2,283	1,994	1,849	1,767	1,379	1,042	1,363	1,540	1,715	1,774
Head Office	540	637	87	102	27	283	410	166	(114)	1,118
	78,002	83,210	90,350	86,477	81,655	77,362	92,830	106,220	126,954	159,170
Financed by										
Equity attributable to the Company's shareholders	56,649	62,473	68,923	65,507	62,983	62,440	78,625	94,843	114,414	135,517
Minority interests	3,494	3,972	4,691	4,291	4,537	4,806	5,943	5,929	610	1,161
Net debt	17,859	16,765	16,736	16,679	14,135	10,116	8,262	5,448	11,930	22,492
	78,002	83,210	90,350	86,477	81,655	77,362	92,830	106,220	126,954	159,170
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
'A' shares										
Earnings/(loss) per share	(14.75)	4.27	5.02	(1.06)	0.41	1.32	12.29	12.25	14.74	17.26
Dividends per share	0.84	1.10	1.12	1.12	1.30	1.34	2.00	2.06	2.83	3.23
Equity attributable to shareholders per share	36.50	40.25	44.41	42.20	41.09	40.79	51.35	61.95	74.73	89.38
'B' shares										
Earnings/(loss) per share	(2.95)	0.85	1.00	(0.21)	0.08	0.26	2.46	2.45	2.95	3.45
Dividends per share	0.17	0.22	0.22	0.22	0.26	0.27	0.40	0.41	0.57	0.65
Equity attributable to shareholders per share	7.30	8.05	8.88	8.44	8.22	8.16	10.27	12.39	14.95	17.88
Ratio										
Return on average equity attributable to the Company's shareholders	-33.16%	11.13%	11.84%	-2.45%	0.99%	3.21%	26.68%	21.63%	21.57%	21.01%
Return on average equity attributable to the Company's shareholders (historic cost)	4.62%	11.15%	9.53%	10.17%	11.76%	10.30%	12.80%	15.46%	14.24%	15.42%
Gearing ratio	29.69%	25.23%	22.73%	23.90%	20.93%	15.04%	9.77%	5.41%	10.37%	16.46%
Interest cover – times	(85.69)	14.87	22.28	(4.57)	(1.96)	4.45	21.72	34.09	46.65	53.91
Dividend cover – times	(17.61)	3.88	4.48	(0.95)	0.32	0.98	6.15	5.95	5.22	5.36
Underlying										
Profit (HK$M)	1,701	4,235	3,792	4,307	5,389	4,942	6,538	8,742	8,716	10,283
Equity attributable to Company's shareholders (HK$M)	63,333	69,541	76,985	72,540	68,957	68,107	87,020	105,300	128,496	153,341
Return on average equity attributable to Company's shareholders	2.17%	6.37%	5.18%	5.76%	7.62%	7.21%	8.43%	9.09%	7.46%	7.30%
Earnings per 'A' share (HK$)	1.09	2.73	2.45	2.77	3.49	3.23	4.27	5.71	5.69	6.76
Earnings per 'B' share (HK$)	0.22	0.55	0.49	0.55	0.70	0.65	0.85	1.14	1.14	1.35
Equity attributable to 'A' shareholders per share (HK$)	40.81	44.81	49.60	46.74	44.98	44.50	56.84	68.77	83.93	101.13
Equity attributable to 'B' shareholders per share (HK$)	8.16	8.96	9.92	9.35	9.00	8.90	11.37	13.75	16.79	20.23
Gearing ratio	26.72%	22.78%	20.43%	21.66%	19.18%	13.82%	8.84%	4.87%	9.24%	14.56%
Interest cover – times	8.09	7.62	8.23	8.30	7.63	9.47	5.34	12.82	13.44	14.73
Dividend cover – times	1.30	2.48	2.18	2.48	2.70	2.41	2.14	2.77	2.02	2.10

Notes:

1. The information for all years is shown in accordance with the Group's current accounting policies and disclosure. Consequently years prior to 2006 may be different to those originally presented.
2. The equity attributable to the Company's shareholders and its return by division for 2005-2007 are shown in the Financial Review – Investment Appraisal and Performance Review on page 44.
3. Underlying profit and equity are discussed on page 38.
4. Please see Glossary on page 176 for definitions and ratios.

Chairman's Statement

Swire Pacific reported an attributable profit in 2007 of HK$26,260 million compared to HK$22,566 million in 2006. Underlying attributable profit, which primarily adjusts for net property revaluation gains, was HK$10,283 million, an increase of 18% on 2006, despite a HK$317 million reduction in capital profits. The increase in underlying profit was driven by increased property rental income and exceptionally strong performances from the Group's aviation interests and Swire Pacific Offshore.

2007 has been a year of consolidation, with focus placed on developing our property footprint in key cities in Mainland China and integrating aviation interests following their reorganisation in 2006. Swire Pacific Offshore and the Beverages Division both enjoyed significant expansion in activity, with Swire Pacific Offshore reporting record profits on exceptionally strong demand for its services. Total investments of over HK$15,500 million were made in the year and a further HK$18,254 million was committed as at the year-end across all key areas of the Group.

Dividends

The Directors have recommended final dividends of HK¢233.0 per 'A' share and HK¢46.6 per 'B' share, which together with interim dividends paid in October 2007, amount to full year dividends of HK¢323.0 per 'A' share and HK¢64.6 per 'B' share.

Key Developments

In February 2007 Swire Properties completed the acquisition of a 1.3 million square foot retail development and a 99-room hotel under construction in Sanlitun, Beijing, for a consideration of RMB4,800 million.

In June 2007 agreement was reached with the Hong Kong Government to pay a lease modification premium of HK$807 million to allow redevelopment of a site owned by the Group on Stubbs Road in Hong Kong as a 12-storey residential building.

In November 2007 Swire Properties acquired the Tai Sang Commercial Building in Wanchai, Hong Kong, for HK$1,360 million.

In Feburary 2008 Swire Properties acquired a 50% joint-venture interest in a retail-led mixed-use development near Jiang Tai in the Chaoyang District of Beijing. The total investment by Swire Properties in the development is estimated to be approximately RMB2,000 million.

In August 2007 Swire Pacific Offshore acquired the trade and assets of Salvin Far East Pte Limited ("SFE") resulting in an immediate and significant expansion of its seismic exploration business. Including those acquired with SFE, five vessels were added to the fleet in 2007 and four older vessels were sold.

In February 2007 the Group completed the sale of its interest in Shekou Container Terminals, realising a gain of HK$1,078 million.

Operating Performance

Property rentals and occupancy levels in Hong Kong remained high during the year as a result of continued strong demand and the absence of significant additional new supply. Swire Properties' underlying attributable profit grew by 7% as a result.

The Cathay Pacific group performed strongly in 2007, as additional frequencies and capacity coupled with continued robust passenger demand offset a weaker than expected cargo market. Synergies from the acquisition of Dragonair in September 2006 supported Cathay Pacific's results and added significant connectivity benefits to users of the Hong Kong hub.

The HAECO group had a strong year, with robust demand filling expanded capacity.

The Beverages Division recorded strong volume growth in Mainland China but high raw material costs continued to depress margins. However, a strong performance from the USA, with improved pricing, resulted in a small increase in overall earnings.

Swire Pacific Offshore had another outstanding year with record high charter rates and strong vessel utilisation.

Profit from the Trading & Industrial Division fell by 10% in 2007. This was attributable to continued weak consumer sentiment in Taiwan which depressed sales at Taikoo Motors.

Finance

Net debt at the year-end was HK$22,492 million, an increase of HK$10,562 million from the start of the year as a result of new investments in property, vessels and repurchases of the Company's shares. Newly arranged debt facilities included a five-year HK$10,000 million syndicated loan and HK$3,600 million of bilateral revolving credit facilities. Gearing rose during the year by 6.1 percentage points from 10.4% to 16.5%.

Corporate Governance

Swire Pacific's governance principles and the processes adopted to safeguard the interests of shareholders are set out on pages 53 to 65.

Sustainable Development

It is Swire Pacific's policy to adopt best practice in its relations with its stakeholders, including employees and the communities in which we are involved. We also acknowledge the need to protect the natural environment in which we operate. During 2007 the Group has formalised its framework around those areas, previously reported under "corporate social responsibility", through the adoption of a Sustainable Development Policy. This is discussed on pages 75 to 81.

Prospects

In Hong Kong Swire Properties will open the 70-storey One Island East office building in Quarry Bay in the first-half of 2008. The 350-room EAST hotel adjacent to the site is scheduled to be completed in 2009.

Re-development of 53 Stubbs Road has begun with completion expected in 2010.

Swire Properties' retail and hotel development at Sanlitun in Beijing, its first major development to be completed in Mainland China, will be opened progressively during 2008.

Construction of the mixed-use 3.6 million square foot development at TaiKoo Hui, Guangzhou, is progressing well, with completion expected in 2010.

In Shanghai, our joint-venture development at Dazhongli is at site-clearance stage, with completion expected in 2012.

Swire Hotels has been formed to create and manage small luxury hotels in Hong Kong and Mainland China, where the hotels will be an integral part of Swire Properties' retail and office developments, and in the United Kingdom.

On completion of current developments, Swire Properties will have a property portfolio of over 15.5 million square feet in Hong Kong and 7.9 million square feet in Mainland China.

Cathay Pacific expects further synergies to be realised from its acquisition of Dragonair and opportunities arising from its cross-shareholding relationship with Air China continue to be explored. Fuel prices are expected to remain high and the Aviation Division's profitability remains sensitive to further increases. Cathay Pacific and Dragonair are committed to significant capacity expansion over the next five years, with 51 aircraft currently on order.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues, no reliable estimate of any potential liability can be made at this time. Accordingly the matter is disclosed as a contingent liability in the accounts (see note 38c on page 134).

The HAECO group's prospects are good given expected robust demand for its core services and its capacity expansion programme in Hong Kong and Xiamen.

The Beverages Division is expected to continue to benefit from sales growth in Mainland China. However, the division's margins will remain sensitive to pressure from high raw material prices.

Swire Pacific Offshore is ideally placed to benefit from continued robust demand for its services from the offshore oil and gas sector. The company has a total of 24 new vessels on order of which eight will be delivered in 2008.

The Trading & Industrial Division expects strong performances from its investments in ICI Swire Paints and CROWN Beverage Cans and a steady performance from its other businesses in 2008.

Despite increased uncertainty about the strength of the global economy, the fundamentals of the Hong Kong and Mainland China economies remain strong. The Group is well placed to benefit from this.

The continued prosperity of the Group could not have been achieved without the drive and dedication of our employees and I take this opportunity to express my gratitude to them.

Christopher Pratt
Chairman
Hong Kong, 6th March 2008

Financial Highlights

	2007 HK$M	2006 HK$M (Restated)	Change %
Turnover	21,553	19,111	+12.8
Operating profit	26,579	23,513	+13.0
Profit attributable to the Company's shareholders	26,260	22,566	+16.4
Cash generated from operations	5,880	5,748	+2.3
Net cash outflow before financing	(4,924)	(3,164)	+55.6
Total equity (including minority interests)	136,678	115,024	+18.8
Net debt	22,492	11,930	+88.5

	HK$	HK$	
Earnings per share*			
'A' shares	17.26	14.74	+17.1
'B' shares	3.45	2.95	
Dividends per share			
'A' shares	3.230	2.830	+14.1
'B' shares	0.646	0.566	
Equity attributable to the Company's shareholders per share			
'A' shares	89.38	74.73	+19.6
'B' shares	17.88	14.95	

Underlying Profit**

	2007 HK$M	2006 HK$M	Change %
Underlying profit attributable to the Company's shareholders	10,283	8,716	+18.0

	HK$	HK$	
Underlying earnings per share*			
'A' shares	6.76	5.69	+18.8
'B' shares	1.35	1.14	
Underlying equity attributable to the Company's shareholders per share			
'A' shares	101.13	83.93	+20.5
'B' shares	20.23	16.79	

Notes:
* See note 13 to the accounts.
** A reconciliation between the reported and underlying profit and equity attributable to the Company's shareholders is provided on page 38.



Expanding Portfolio

Swire Properties' investment portfolio comprises a combination of completed commercial and residential properties and hotels totalling 13.6 million square feet, with a further 10.3 million square feet under development.

Conserving Energy

Water-cooled air-conditioning systems operate in 90% of Swire Properties' buildings, reducing emissions of carbon dioxide into the atmosphere by over 3,000 tonnes a year. Swire Properties has successfully developed and applied a wide range of systems for monitoring and reducing its carbon footprint and has been at the forefront of developing energy-efficient buildings in Hong Kong.

Property Division

Swire Properties' investment property portfolio in Hong Kong comprises office and retail premises in prime locations, as well as serviced apartments, hotel interests and other luxury residential accommodation. The completed portfolio totals 13.1 million square feet of gross floor area. Current property pending or under development in Hong Kong comprises a further 2.4 million square feet, mainly of office space. In Mainland China, Swire Properties has interests in major commercial mixed-use developments totalling 7.9 million square feet under construction in Beijing and Guangzhou and undergoing site clearance in Shanghai. In the United States, Swire Properties owns a 75% interest in the Mandarin Oriental Hotel in Miami, Florida. In the United Kingdom, Swire Properties owns four boutique hotels.

Swire Properties' trading portfolio comprises land and apartments under development in Hong Kong and Florida. Swire Properties currently has no inventory of completed units.

Particulars of the Group's key properties are set out on pages 163 to 173.

	2007 HK$M	2006 HK$M
Turnover		
Gross rental income derived from		
Offices	2,700	2,118
Retail	2,616	2,420
Residential	261	262
Other revenue*	86	72
Property investment	5,663	4,872
Property trading	10	554
Sale of investment properties	283	180
Hotels	148	27
Total turnover	6,104	5,633
Operating profit derived from		
Property investment	4,040	3,450
Valuation gains on investment properties	19,377	16,990
Property trading	(33)	190
Sale of investment properties	90	-
Sale of available-for-sale investment	-	155
Hotels	6	2
Total operating profit	23,480	20,787
Share of post-tax profits from jointly controlled and associated companies		
Normal operations	333	267
Non-recurring items	-	132
Attributable profit	19,225	16,983

* Other revenue is mainly estate management fees.

Additional information is provided below to reconcile reported and underlying profit attributable to the Company's shareholders. These reconciling items principally adjust for the impact of HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively.

	2007 HK$M	2006 HK$M
Reported attributable profit	19,225	16,983
Profit on sale of investment properties	100	140
Valuation gains from subsidiaries	(19,377)	(16,990)
Share of net valuation gains from jointly controlled and associated companies	(153)	(173)
Depreciation of investment properties occupied by the Group	9	16
Deferred tax on revaluation movements	3,498	3,096
Minority interests	-	2
Underlying attributable profit	3,302	3,074

Net rental income


HK$M
5,000
4,000
3,000
2,000
1,000
0
98 99 00 01 02 03 04 05 06 07

Valuation of investment properties


HK$M
150,000
120,000
90,000
60,000
30,000
0
98 99 00 01 02 03 04 05 06 07
Completed
Under development

Underlying operating profit


HK$M
5,000
4,000
3,000
2,000
1,000
0
98 99 00 01 02 03 04 05 06 07
Property investment
Sale of investment properties
Property trading

Floor area of property portfolio


Completed:
('000 sq.ft.)
25,000
20,000
15,000
10,000
5,000
0
98 99 00 01 02 03 04 05 06 07
on completion
Office
Techno-centres
Hotels
Retail
Residential


One Pacific Place
863,266 sf
Hotel Under Development
158,136 sf
Two Pacific Place
695,510 sf
Parkside
443,075
JW Marriott
525,904 sf
Queensway
Three Pacific Place
627,353 sf
The Mall
711,182 sf
Justice Drive
Three Pacific Place Link
Island Shangri-La
605,728 sf
Conrad
540,115 sf
Wing Fung Street
Supreme Court Road


Festival Walk Tower
228,663 sf
Tat Chee Avenue
Festival Walk (Mall)
980,081 sf

Pacific Place

Festival Walk


Not to scale. For illustrative purposes only.
New Territories
Kowloon Tong
Kowloon
MTR Routes
MTR Interchange
Airport Express Routes
MTR Station
Future Development
Quarry Bay
Tai Koo
Admiralty
Hong Kong Island

TaiKoo Place

Cityplaza


Lincoln House
333,350 sf
Somerset House
923,356 sf
Devon House
803,448 sf
Cambridge House
268,793 sf
Dorset House
609,540 sf
PCCW Tower
620,148 sf
Oxford House
501,249 sf
Cornwall House
338,500 sf
Warwick House
552,537 sf
One Island East
1,536,997 sf
Pan Hoi Street
King's Road
Westlands Road


Cityplaza Three
447,709 sf
Cityplaza Four
556,427 sf
Taikoo Wan Road
Hotel Under Development
199,067 sf
Cityplaza One (Phase 2)
445,817 sf
Cityplaza (Mall)
1,105,227 sf
Cityplaza One
628,785 sf

Property investment portfolio – gross floor area ('000 square feet)

Location	Total	Office	Retail	Residential	Hotels
Completed					
Pacific Place	3,675	2,186	711	443	335
TaiKoo Place	4,455	4,455*	–	–	–
Cityplaza	2,738	1,633	1,105	–	–
Festival Walk	1,209	229	980	–	–
Others	1,056	368	603	38	47
– Hong Kong	13,133	8,871	3,399	481	382
– United States	259	–	–	–	259
– United Kingdom	184	–	–	–	184
Total completed	**13,576**	**8,871**	**3,399**	**481**	**825**
Under and pending development					
– Hong Kong	2,408	1,983	–	68	357
– Mainland China	7,873**	2,704	3,697	–	1,472
Total	**23,857**	**13,558**	**7,096**	**549**	**2,654**

Gross floor area represents 100% of space owned by Group companies and the Group's attributable share of space held through jointly controlled and associated companies. A schedule of the principal properties of the Group and its jointly controlled and associated companies is given on pages 163 to 173.

* Includes 1.8 million square feet of techno-centres

** Includes 947,000 square feet for Jiang Tai, Beijing acquired in February 2008

2007 OVERVIEW

Hong Kong's excellent economic performance was reflected in the strength of the commercial property market during 2007. Demand for prime office space exceeded new supply and rents continued to improve. Retail rents rose steadily, with healthy domestic demand and tourism from Mainland China continuing to benefit retail sales.

Recurring gross rental income from the investment portfolio amounted to HK$5,577 million in 2007, compared with HK$4,800 million in 2006, reflecting improved occupancies and rents across the portfolio.

No significant trading projects were completed in the year.

In February 2007 Swire Properties acquired a property development project under construction in Sanlitun, in the Chaoyang district of Beijing, for a total consideration of RMB4,800 million. Swire Properties has an 80% interest in the retail component of the development, which has been named The Village at Sanlitun, and a 100% interest in a small luxury hotel on the same site. The remaining 20% interest in the retail component is held by Gateway Capital. The development will be opened progressively during 2008.

In November 2007 Swire Properties successfully acquired at auction the Tai Sang Commercial Building in Wanchai, Hong Kong for a price of HK$1,360 million.

In February 2008, Swire Properties announced that it had entered into a 50:50 joint venture with Sino-Ocean Land Holdings Limited to develop a retail-led mixed-use project near Jiang Tai, in the Chaoyang district of Beijing. On completion in 2010 the project will comprise approximately 1.9 million square feet of gross floor area combining retail, office and hotel accommodation. The total investment by Swire Properties in the development is estimated to be approximately RMB2,000 million.

Hong Kong Investment Property Portfolio

Offices

Office rents continued to rise during 2007 with strong demand from the financial services sector. Recurring gross rental income from the office portfolio was 27% higher in 2007 than in 2006. At the year-end the completed portfolio was virtually fully let, compared to 97% at the end of 2006.

Pre-leasing at One Island East, in Quarry Bay, has been very encouraging and the building is now 86% leased, including substantial commitments from JP Morgan Chase and DBS Bank.

Retail
Higher spending by Hong Kong residents and Mainland China tourists drove increased retail sales at Swire Properties' three principal shopping malls. Gross rental income for the year was 8% higher than that of 2006 and the malls remained fully let.

The Mall at Pacific Place is one of the leading shopping malls in Hong Kong. Seibu, Great Food Hall, Lane Crawford and AMC Cinemas are anchor tenants and, together with 140 other retail and catering outlets, occupy approximately 700,000 square feet of space. A number of contemporisation initiatives are underway, designed to improve accessibility and to reinforce the appeal of The Mall as a shopping and leisure destination.

Cityplaza is the primary destination for shoppers in Island East, with a number of major anchor tenants including Apita (formerly Uny), Wing On, Marks & Spencer and UA Cinemas. Other tenants comprise over 170 retail and catering outlets. The tenants, together with the Cityplaza Ice Palace, occupy just over 1.1 million square feet of space.

Festival Walk is the major shopping centre in central Kowloon with anchor tenants including Taste, Marks & Spencer, Page One Books, Uniqlo and AMC Cinemas, plus over 200 other retail and catering outlets. The tenants, together with The Glacier ice rink, occupy over 980,000 square feet of space.

The Citygate retail centre at Tung Chung, in which Swire Properties has a 20% interest, has been repositioned successfully as an outlet mall for international brands, with over 60 retail and catering outlets, and is now fully let.

Residential
The residential portfolio largely comprises Pacific Place Apartments (previously known as Parkside), where occupancy was high and rental rates increased during 2007. The remaining residential properties on Hong Kong Island were fully let at the year-end.

Investment Properties under Development
Construction work at One Island East is almost complete. This 70-storey Grade A office building will add approximately 1.5 million square feet to Swire Properties' Island East investment property portfolio.

During the year a premium offer of HK$807 million from Government was accepted for a lease modification to allow the redevelopment of two houses at 53 Stubbs Road into a 12-storey residential building of approximately 68,000 square feet, which is intended to be held for long-term investment. Works have commenced on site with completion expected in 2010.

Valuation of Investment Properties
The portfolio of investment properties was re-valued at 31st December 2007 by DTZ Debenham Tie Leung. The amount of this revaluation (before associated deferred tax) was HK$19,377 million compared to HK$16,990 million in 2006. The revaluation in 2007 largely reflects higher rental levels for office and retail properties, and benchmarks set by recent property sales.

Mainland China

Investment Properties under Development
The Village at Sanlitun, consisting of two neighbouring sites in Beijing, will open progressively during the course of 2008. The South site, which comprises 770,000 square feet of gross space, will open in the second quarter and committed tenants include Adidas, Esprit and i.t. Committed tenants for the North site, which comprises 510,000 square feet of gross space, include Mont Blanc and Versace. The North site will open in the second half of the year.

Construction is underway, at the TaiKoo Hui mixed-use development in Guangzhou, with completion expected in early 2010. The development will comprise 1.2 million square feet of prime shopping space, two office towers, two hotels (one of which will be managed by Mandarin Oriental) and a cultural centre.

In March 2007, the retail podium of the Beaumonde residential development adjacent to the TaiKoo Hui site, was acquired. The development, comprising approximately 85,000 square feet, will open in the first half of 2008.

Site clearance and resettlement work continues at the Dazhongli Project in Puxi, Shanghai. Swire Properties and HKR International each hold a 50% interest in this development, which will consist of a major retail centre, offices and hotels, with total commercial space of approximately 3.6 million square feet. Completion is expected in 2012.


Retail
Retail
Hotel


Hotel
Offic
Towe
Mall

The Village at Sanlitun

Jiang Tai


Not to scale. For illustrative purposes onl
Beijing
Shanghai
Guangzhou

Dazhongli

TaiKoo Hui


Office
Tower
Office
Tower
Hotel
Hotel
Hotel
Mall


Office
Tower
Hotel
Hotel
Office
Tower
Mall


Retail
Retail
Hotel


Hotel
Office
Tower
Mall

The Village at Sanlitun

Jiang Tai

Not to scale. For illustrative purposes only.


Beijing
Shanghai
Guangzhou

Dazhongli

TaiKoo Hui


Office
Tower
Office
Tower
Hotel
Hotel
Hotel
Mall


Office
Tower
Hotel
Hotel
Office
Tower
Mall

Hotels

Swire Hotels has been formed to create and manage small luxury hotels in Hong Kong and Mainland China, where the hotels will be an integral part of Swire Properties' retail and office developments, and in the United Kingdom.

Hong Kong

Swire Properties has a 20% interest in each of the JW Marriott, Conrad Hong Kong and Island Shangri-la hotels at Pacific Place and Novotel Citygate in Tung Chung. All these hotels have benefited from higher occupancy levels and increased room rates.

Construction work has commenced on EAST, a 350-room hotel on the site formerly known as Cityplaza Two, with completion now scheduled at the end of 2009.

The former serviced apartments at The Atrium, Pacific Place, are currently being converted to a luxury hotel of approximately 120 rooms, with work expected to be completed in the middle of 2009.

Mainland China

The first Swire Properties wholly-owned and managed luxury hotel in Mainland China will open as part of The Village at Sanlitun, Beijing, in the first half of 2008. Named The Opposite House, it will comprise 99 rooms and a number of restaurants and bars.

Swire Hotels will manage one of the two hotels being constructed at TaiKoo Hui.

USA

The 329-room Mandarin Oriental Hotel in Miami, which is 75% owned by the Group, continued to report improved operating profits.

UK

In September Swire Properties acquired the Avon Gorge Hotel in Bristol. It is intended to refurbish and rebrand this and the three Alias hotels, in Exeter, Cheltenham and Brighton, acquired in 2006, under the Swire Hotels name, to be launched in the UK in the second quarter of 2009.

Property Trading Portfolio

There is currently no inventory of completed trading properties.

Hong Kong

Construction of Island Lodge, the development at Java Road in North Point, where Swire Properties has been appointed as developer by China Motor Bus, is expected to be completed in early 2009. Swire Properties is entitled to reimbursement of costs and a share of the net sales proceeds under the terms of this appointment.

The foundation work at 2A – 2E Seymour Road in Mid-Levels is expected to be completed in the middle of 2008. Swire Properties has a controlling stake in this site with redevelopment potential of approximately 174,000 square feet. The final form of the development will be determined once outstanding approvals have been obtained.

Redevelopment options are being explored at Sai Wan Terrace, a residential development of 165,000 square feet in Quarry Bay, in which Swire Properties has a controlling interest.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, is owned 50:50 by Swire Properties and China Motor Bus. The site has an industrial development potential of 382,000 square feet. With the recent announcement of the South Island Line (East), consideration of alternative uses is being explored.

USA

Labour shortages in the construction sector contributed to delays in the scheduled completion of Asia, a 123-unit condominium tower on Brickell Key, Miami. The project is fully sold-out and will commence closings shortly.

Swire Properties has entered into a joint venture with the Flagler Group in the proportion 75:25 to develop sites for mixed-use development in Fort Lauderdale, Florida.

2008 Outlook

Swire Properties will continue to seek opportunities to invest in real estate projects in major cities in Mainland China.

In Hong Kong the completion of One Island East and the continuing enhancement of the commercial portfolio will be a primary focus in 2008. In residential trading, Swire Properties will pursue quality projects of the type in which it has established a strong track record.

In the USA, Swire Properties intends to build further on its reputation for developing high-quality residential apartments in South Florida.

The Opposite House will open in Beijing in the middle of 2008.

Keith G Kerr



Growing Fleet

Cathay Pacific announced its biggest-ever direct purchase commitment for new aircraft at the end of 2007, with firm orders for ten Boeing 747-8F freighters, seven Boeing 777-300ER passenger aircraft, and eight Airbus A330-300 aircraft.

Responsible Planning

Energy efficiency has always been a major focus for Cathay Pacific. The airline has achieved commercially practicable goals by planning optimal routes to minimise fuel consumption.

Aviation Division

The Aviation Division comprises significant investments in associated companies, including the Cathay Pacific group, the Hong Kong Aircraft Engineering group, and Hong Kong Air Cargo Terminals. The Cathay Pacific group includes Cathay Pacific Airways, its wholly owned subsidiary Hong Kong Dragon Airlines ("Dragonair"), its 60% owned subsidiary AHK Air Hong Kong, and an associate interest in Air China. In addition, Cathay Pacific has interests in a number of companies providing aviation-related services including flight catering, ramp and cargo handling and laundry services. Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Dragonair provides passenger and freighter services to Mainland China and other regions while AHK focuses on regional all-cargo services.

	2007 HK$M	2006 HK$M
Profit on shareholding realignment of Dragonair and Cathay Pacific	-	1,334
Share of post-tax profits from associated companies		
Cathay Pacific group*	2,680	1,700
Hong Kong Aircraft Engineering group	469	379
Hong Kong Air Cargo Terminals	273	288
	3,422	2,367
Attributable profit	3,330	3,605

Turnover of these associated companies at entity level is:

	2007 HK$M	2006 HK$M
Cathay Pacific group	75,358	60,783
Hong Kong Aircraft Engineering group	4,619	3,844
Hong Kong Air Cargo Terminals	3,018	3,017

Swire Pacific's Aviation Division includes the following associated companies:

	Shareholding of Group companies at year-end			
	Direct or by Swire Aviation**	By Cathay Pacific group	Total	Swire Pacific effective interest
Cathay Pacific group	39.9%	-	39.9%	39.9%
Hong Kong Aircraft Engineering Company	32.8%	27.5%	60.3%	43.8%
Hong Kong Air Cargo Terminals***	30.0%	10.0%	40.0%	20.0%

* These figures do not include Cathay Pacific group's share of profit from Hong Kong Aircraft Engineering group, which has been included in the attributable figures for this company.

** Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.

*** Cathay Pacific accounts for its shareholding in Hong Kong Air Cargo Terminals as an investment interest and consequently the Group does not include this holding in its effective interest.

Operating Statistics

Key Operating Highlights		2007	2006	Growth
Available tonne kilometres (ATK)	*Million*	23,077	19,684	+17.2%
Available seat kilometres (ASK)	*Million*	102,462	91,769	+11.7%
Revenue passenger kilometres (RPK)	*Million*	81,801	72,939	+ 12.1%
Revenue passengers carried	*'000*	23,253	18,097	+ 28.5%
Passenger load factor	%	79.8	79.5	+0.3%pts
Passenger yield	*HK cents*	55.0	48.0	+14.6%
Cargo carried	*tonnes '000*	1,642	1,308	+25.5%
Cargo and mail load factor	%	66.7	68.6	-1.9%pts
Cargo and mail yield	*HK$*	1.64	1.70	-3.5%
Cost per ATK	*HK$*	2.32	2.23	+4.0%
Cost per ATK without fuel	*HK$*	1.65	1.57	+5.1%
Aircraft utilisation	*Hours per day*	11.7	12.5	-6.4%
On-time performance	%	83.9	85.2	-1.3%pts

2007 OVERVIEW

The Aviation Division performed strongly in 2007. Additional frequencies and capacity, coupled with robust demand and the realisation of synergies from the acquisition of Dragonair in 2006, helped to boost the Cathay Pacific group's profit by 71.8%. HAECO saw profit growth of 26.7%, benefiting from capacity expansion and strong demand.

Cathay Pacific Group

Cathay Pacific's consolidated profit was HK$7,023 million in 2007, compared to HK$4,088 million in 2006. Turnover was another record, increasing by 24.0% to HK$75,358 million.

The key driver of the 71.8% rise in profit was strong passenger demand, helped by a weak US dollar, fuel hedging gains and a substantially increased profit contribution from its associates, in particular Air China. Cargo demand was generally weaker than expected for much of 2007, resulting in a lower cargo yield. Fuel prices continued to climb, particularly in the latter part of the year, and the total fuel bill after hedging rose by 21.8% to HK$24,624 million Fuel surcharges and hedging gains only partially offset the additional cost.

Passenger Services

Cathay Pacific

Cathay Pacific carried a record number of passengers, with consistently strong demand throughout 2007. The average load factor remained high at 81.1%. Demand was firm on most routes, with strong corporate demand, particularly on long-haul services, helping to push yield up by 11.1% to HK¢52.2. Capacity rose by 3.9%, with most of the increase coming towards the end of the year.

Dragonair

Following the launch of services to Phuket in December 2006, five new destinations were added to the network and frequencies were increased on many routes in order to improve connections with Cathay Pacific's international network. The average load factor for the year was 68.4%, with demand high on major routes into Mainland China. Yield rose by 2.6%.

Cargo

Cathay Pacific

Cargo demand was weaker than expected throughout 2007, though with a capacity increase of 20.3% Cathay Pacific did set a new tonnage record. Yield fell by 7.7%, mainly due to weak demand out of Europe and North Asia. Cargo tonnage carried from Mainland China continued to grow, despite an increasing number of carriers offering direct flights. High fuel prices had a negative impact throughout the year, with some shift from airfreight to marine transport as a result.

Dragonair
Both tonnage and revenue declined year on year due to the termination of Dragonair's European services in February 2007. Demand out of Mainland China, and in particular Shanghai, was strong throughout the year. Competition on key routes increased.

Network, Product & Fleet
Cathay Pacific
Cathay Pacific increased the number of flights on key routes, with extra daily services to Melbourne, New York and San Francisco. Flights were also added to Adelaide, Frankfurt, Paris, Perth, Tokyo, Toronto and Vancouver. Codeshare arrangements with Dragonair were established for services to Busan, Changsha, Fuzhou, Kathmandu, Qingdao, Sendai and Wuhan. The airline announced a significant strengthening of scheduled services to India from 29th February 2008, with more flights to Delhi and Mumbai and the launch of a new destination, Chennai.

Cathay Pacific's innovative new long-haul inflight product was launched in May. It features First Class suites, fully-flat beds with enhanced privacy in Business Class and unique Economy Class seats that recline within their own shell. All cabins feature the latest inflight entertainment system with audio and video on demand. The new cabins have now been retrofitted into ten aircraft while all seven new Boeing 777-300ERs (Extended Range) arrived with the product installed. The entire long-haul fleet will feature the product by mid-2009.

At the end of 2007 Cathay Pacific had a fleet of 112 aircraft, consisting of 93 passenger aircraft and 19 freighters. During the year five Boeing 777-300ERs, two Airbus A330-300s, two second hand Boeing 747-400s and one Boeing 747-400BCF (Boeing Converted Freighter) were received. The Boeing 777-300ER is a new addition to the fleet and will form the backbone of Cathay Pacific's long-haul fleet in the coming years.

In November Cathay Pacific announced its biggest-ever order for new aircraft with a commitment for ten Boeing 747-8F freighters and seven more Boeing 777-300ERs, bringing the total number of Boeing 777-300ERs on order or in service to 30. In December Cathay Pacific announced an order for another eight Airbus A330-300 regional aircraft for delivery between 2010 and 2012. These aircraft will be used by both Cathay Pacific and Dragonair.

Dragonair
Connections between Dragonair and Cathay Pacific continued to improve. Five new destinations were launched during the year to Busan, Fukuoka, Kathmandu, Sendai and Taichung. A daily service to Bangalore will commence on 1st May this year.

Dragonair was voted "Best Airline – China" for the sixth consecutive year in the annual passenger survey run by Skytrax and was named "Best Airline (China)" by *TravelWeeklyChina* in December.

The Dragonair freighter fleet grew to seven aircraft in 2007 with the addition of two more Boeing 747-400BCFs

AHK Air Hong Kong (AHK)
AHK, a 60% owned subsidiary of Cathay Pacific, which operates express cargo services for DHL Express (the remaining 40% shareholder), extended its network during the year to include Beijing and Shanghai and, together with the addition of Manila in January 2008, now serves 11 Asian cities with a fleet of eight A300-600F freighters. AHK recorded a higher profit in 2007 despite the adverse impact of higher fuel prices. Capacity increased by 23.1% while the load factor decreased by 0.9 percentage points and yield decreased by 6.6%.

Air China

Air China, in which Cathay Pacific owned a 17.6% interest during the year, is Mainland China's national flag carrier and the leading provider of passenger, cargo and other airline related services, serving 83 domestic and 48 international destinations. Cathay Pacific's share of Air China's profit, on an equity accounting basis, is based on accounts drawn up three months in arrears and consequently the

Network Coverage


Hong Kong
Cathay Pacific
Cathay Pacific Freighter
Dragonair
Air Hong Kong

2007 annual results include Air China's results for the 12 months ended 30th September 2007. The airline reported an increased profit for the period.

Hong Kong Aircraft Engineering Company ("HAECO")

The HAECO group provides a range of aviation maintenance and repair services. The primary operations are aircraft maintenance and modification work in Hong Kong, by HAECO, and in Xiamen by its subsidiary company Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), and Rolls-Royce engine overhaul work performed by jointly controlled companies Hong Kong Aero Engine Services Limited ("HAESL") and Singapore Aero Engine Services Limited ("SAESL"). Demand for the group's services, particularly heavy maintenance, remained strong during the year with profit growth largely attributable to capacity expansion

The attributable profit of the HAECO group comprised:

	2007 HK$M	2006 HK$M	Change
HAECO	391	305	28%
TAECO	301	221	36%
Share of profit of:			
HAESL and SAESL	338	282	20%
Other interests	43	39	10%
Total	1,073	847	27%
Swire Pacific share	469	379	24%

resulting from the opening of HAECO's second hangar in December 2006 and TAECO's fifth hangar in June. HAESL and SAESL also recorded satisfactory growth on continued strong demand.

The group has operated at near full capacity throughout the year and with demand expected to remain strong, further expansion is in progress. A third hangar at HAECO will be opened in the middle of 2009, and TAECO's sixth hangar is scheduled to be opened before the end of 2009. The landing-gear overhaul joint venture in Xiamen will start operations in the middle of 2008. HAESL opened the extension of its engine-build shop in December 2007 which will commence operation in March 2008.

The group continues to invest heavily in the recruitment and training of engineering staff and its total headcount increased by 16% to 11,698 during the year. Further additional staff are being recruited and trained to match the planned capacity increases.

The group's medium-term prospects are good, given its increase in capacity coupled with expected robust demand for heavy maintenance services and growth in customers' fleets. However, future growth in profits will be affected by rising costs from inflationary pressures both in Hong Kong and Mainland China, together with the continuing appreciation of the Renminbi.

Cathay Pacific Catering Services ("CPCS")

CPCS, a wholly owned subsidiary of Cathay Pacific, operates six inflight catering facilities in Asia and North America. It produced a record 21.4 million meals in 2007 and accounts for 63% of the airline catering market in Hong Kong. Increased food costs and a weak US dollar reduced profit margins.

Hong Kong Airport Services ("HAS")

HAS, a wholly owned subsidiary of Cathay Pacific, is the largest franchised ramp handling company at Hong Kong International Airport, providing aircraft loading, air-bridge operation, baggage handling, and related services. The number of flights handled grew by 5.9% to a new record.

Hong Kong International Airport Services Limited ("HIAS")

HIAS, a wholly owned subsidiary of Cathay Pacific, provides airport ground handling services in Hong Kong to Dragonair and other airlines. It handled 32,712 flights in 2007 and recorded a satisfactory profit.

Hong Kong Air Cargo Terminals ("Hactl")

Hactl's throughput increased by 2.7% to 2.63 million tonnes due to growth in transhipment cargoes. Attributable profit fell slightly due to gains on disposal of investments in the prior year.

Tony Tyler
John R Slosar

Beverages Division

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area of the western USA.

	2007 HK$M	2006 HK$M
Turnover	7,066	5,750
Operating profit	483	417
Share of post-tax profits from jointly controlled companies	191	200
Attributable profit	507	480

Segment information

	Turnover		Attributable Profit	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Hong Kong	1,692	1,536	134	126
Taiwan	1,027	988	27	34
USA	3,294	3,025	272	239
Mainland China*	1,053	201	113	109
Central costs	-	-	(39)	(28)
Total	7,066	5,750	507	480

* Mainland China turnover is attributable to the Fujian Coca-Cola franchise. This became a subsidiary interest from 1st October 2006. All other interests in Mainland China are jointly controlled companies. Total turnover at Mainland China operations was HK$7,764 million (2006: HK$6,700 million).

Sales volume in million unit cases



Million unit cases
800
700
600
500
400
300
200
100
0
98 99 00 01 02 03 04 05 06 07
Hong Kong
USA
Taiwan
Mainland China

Capital expenditure



HK$M
800
700
600
500
400
300
200
100
0
98 99 00 01 02 03 04 05 06 07
Hong Kong
USA
Taiwan
Mainland China

Net assets employed



HK$M
5,000
4,000
3,000
2,000
1,000
0
98 99 00 01 02 03 04 05 06 07
Hong Kong
USA
Taiwan
Mainland China

Managing Resources

Swire Coca-Cola has successfully achieved a material saving of more than 10% by using thinner aluminium cans without sacrificing product quality.



2007 OVERVIEW

The Beverages Division reported strong growth in sales volume of 16% in 2007 with Mainland China being the key driver. High raw material costs continued to narrow margins but attributable profit rose by HK$27 million to HK$507 million.

Hong Kong

Sales volume grew 10% reflecting the successful launch of Coke Zero, good weather for the peak summer months and rising consumer spending. Margins were squeezed by rising raw material costs and competitive pressures on sales prices.

The introduction of Coke Zero contributed to a 7% growth in volumes of sparkling beverages and it successfully secured a significant market share. Still beverages enjoyed strong volume growth of 16% with a relaunched Bonaqua achieving 14% growth to consolidate its dominant position in the water category. New flavour launches helped propel sales growth of 17% for the Healthworks brand in the health and wellness category. In 2007 still beverages accounted for 41% (2006: 46%) of Hong Kong sales volume. The breadth of the portfolio continues to be a competitive advantage in a challenging market.

Overall, the strong sales growth generated a 7% improvement in attributable profit to HK$134 million.

Taiwan

A 10% improvement in sales volume was achieved with a successful launch of Coke Zero and flavour extensions to the Nestea portfolio. However market conditions remained extremely difficult. The sparkling category continued to decline and consumer sentiment remained depressed due to political and economic uncertainty.

Retailer consolidation, private label proliferation and heavy competitive pressures constrained the ability to recover increased raw material costs through higher sales prices.

Overall, the growth in sales volume and savings in operating expenses were insufficient to offset the increase in raw material costs and a weaker sales mix. As a result attributable profit fell by 21% to HK$27 million.

USA

Sales volume increased 3%, a very satisfactory result for this mature market. The growth was driven by an expanded portfolio of still beverages, which complemented the strong range of sparkling brands.

Increased raw material costs were again a challenge and margins declined despite selective price increases and reduced administration costs.

The still beverages portfolio now represents 19% of sales volume. 2007 saw significant growth of 30% for Dasani, 14% for Powerade and 27% overall for the energy drinks category.

Swire Coca-Cola USA was selected as "Bottler of the Year" by Beverage Industry magazine, testament to the excellent management skills of the US operation.

Attributable profit rose by 14% to HK$272 million.

Mainland China

Sales volume increased 20% to exceed 500 million unit cases. Marketing expenses increased by 49% over the prior year and successfully boosted sales in a year lacking significant new product launches.

The continued commitment to investment in coolers to promote higher margin immediate consumption sales was maintained with 222,397 coolers distributed in 2007, an increase of 53% on 2006.

Sprite maintained its dominance as the leading sparkling brand in our franchise territories, with a 26% growth in sales volume. Minute Maid led the premium juice category with a 67% surge in sales.

Franchise Territories



Greater China
Shaanxi
Henan
Jiangsu
Anhui
Fujian
Taiwan
Hong Kong
2007 per capita consumption
(no. of 8 oz servings)
above 50
26 to 50
10 to 25
bottling plant
USA

	Population (millions)	No. of employees	GDP per capita (US$)	Per capita consumption per annum (8 oz servings)
Mainland China				
Guangdong	64.7	3,926	4,921	57
Zhejiang	46.9	2,755	4,892	61
Anhui	66.2	878	2,136	10
Jiangsu	55.3	2,295	3,327	32
Fujian	36.6	1,636	2,940	34
Shaanxi	37.4	974	1,662	17
Henan	98.2	1,779	1,823	11
Hong Kong	7.0	1,400	29,500	188
Taiwan	22.9	942	17,337	48
USA	6.0	1,879	39,430	338

The expansion of the distribution network in less developed provinces resulted in encouraging sales growth of 38% in Henan and 35% for Anhui. Competitive pressure in Zhejiang and Guangdong provinces constrained profit. Productivity enhancements have been successfully implemented in all existing plants but the rapid sales growth requires investment in additional production facilities. A new plant was opened in Wenzhou in 2007 following the Huizhou plant opening in 2006. A new PET line will be opened in each of the Guangdong and Hefei plants in 2008.

Prices were raised to recover some of the increases in raw materials, energy and staff expenses. Overall attributable profit increased by 4% to HK$113 million.

2008 Outlook

The Beverages Division's overall prospects remain favourable with volume growth expected to remain strong for the Mainland China market.

High energy costs will continue to have a negative impact and some key raw materials remain at historically high levels.

Continued strength in the Mainland China economy should continue to enhance beverage consumption rates and the on-going expansion of the distribution network will ensure the division is well placed to benefit from the growing market.

The Beijing Olympics and the Olympic Torch Relay, both sponsored by The Coca-Cola Company Ltd., provide excellent opportunities for sales and marketing promotions for the Mainland China and Hong Kong markets. The already strong portfolio of sparkling and still brands will continue to be enhanced in Mainland China to meet evolving consumer preferences. Marketing expenses and investment in cold drink equipment will also be maintained at the current high levels.

The Hong Kong market is expected to remain competitive. Management will be focused on consolidation of the successful launch of Coke Zero and development of the recently launched "Authentic Tea House" range of teas.

Taiwan market conditions are expected to remain a challenge. A revitalisation of existing brands aligned with new product innovations will be progressed to better meet consumer demands.

In the USA focus will be placed upon capitalising on recently launched products. Investments will be made in improved distribution techniques to better control costs of the expanded portfolio.

Geoff L Cundle

Breakdown of total volumes by package


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Fountain
Can
PET
Others

Breakdown of total volumes by category


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Sparkling
Water
Still (excluding water)

Breakdown of total volumes by channel


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Modern Trade
Others
General Trade

Competitive Edge

As part of an ongoing fleet replacement programme, SPO has 24 new vessels on order at year-end.

Fuel-efficient Design

SPO places great emphasis on achieving fuel efficiency in the design of its new vessels. The nine V-class anchor handling tug supply vessels currently on order will be 20% more fuel efficient than the older generation UT704-class vessels.


PACIFIC ENDEAVOUR

Marine Services Division

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has an interest, through a jointly controlled company, in ship repair and towage services primarily in Hong Kong.

	2007 HK$M	2006 HK$M
Swire Pacific Offshore		
Turnover	3,104	1,997
Operating profit	1,503	740
Attributable profit*	1,405	701

* Including post-tax profits from jointly controlled companies shown below.

	2007	2006
Share of post-tax profits from jointly controlled companies		
Offshore oil support services*	8	35
HUD group	59	51
Container terminal operations	8	82
	75	168
Profit from sale of container terminal operations	1,078	–
Attributable profit	2,550	834

Vessel class	Brake Horse Power	Vessels in operation 2006	Acquired 2007	Disposed 2007	Year-end 2007	Vessels on order** Expected date of delivery 2008	2009	2010	2011
Anchor Handling Tug Supply Vessels									
J-class	2,600-4,200	11	1	–	12	–	–	–	–
T-class	3,600	–	2	–	2	–	–	–	–
P-class	4,800	8	–	–	8	–	–	4	4
S-class	5,440	4	–	–	4	–	–	–	–
6000 series	6,000-6,500	3	–	–	3	–	–	–	–
UT704	7,040-9,000	7	–	4	3	–	–	–	–
R-class	7,200	8	–	–	8	–	–	–	–
V-class	8,810	–	1	–	1	5	2	2	–
W-class	10,800	8	–	–	8	–	–	–	–
B-class	12,240	7	–	–	7	–	–	–	–
D-class	18,250	–	–	–	–	–	–	1	3
Platform Supply Vessels									
A-class	6,310	2	1	–	3	3	–	–	–
Ice Breaking Supply Vessels									
E-class	23,170	2	–	–	2	–	–	–	–
Seismic & Hydrographic Survey Vessels									
Survey	2,600-6,400	2	–	–	2	–	–	–	–
Swire Pacific Offshore		62	5	4	63	8	2	7	7
HUD group – Hongkong Salvage & Towage		27	–	6	21				
Total		89	5	10	84				

** Includes 8 P-class vessels ordered in January 2008

Swire Pacific Offshore — Fleet size by age of vessel


Number of vessels
100
80
60
40
20
0
98
99
00
01
02
03
04
05
06
07
08
09
10
11
Age 1-5
Age 6-10
Age 11-15
Age 16-20
Age 21-25
Age 26-30
Age 31-35

Projected fleet size and age based on current fleet size and vessels on order at 6th March 2008.

2007 OVERVIEW

The Division's contribution to the Group's attributable profit amounted to HK$2,550 million compared with HK$834 million in 2006, including HK$1,078 million profit on disposal of the Group's interest in Shekou Container Terminals.

Offshore Oil Support

Swire Pacific Offshore ("SPO") provides marine support services to the offshore oil and construction industry in every major offshore production and exploration region outside North America. As at 31st December 2007 the company operated a fleet of 63 vessels.

SPO reported an attributable profit of HK$1,405 million, an increase of 100% on 2006, including capital gains of HK$259 million on disposal of four vessels and its interest in an Egyptian joint-venture. Capital gains in 2006 totalled HK$79 million.

Sustained high oil prices continued to drive exploration activity in the offshore market in 2007, which boosted the average charter rates for SPO's vessels by 43% over 2006 to record highs. SPO's operations performed strongly across all markets. Fleet utilisation of 92%, whilst remaining high, was marginally lower than planned as dry-docking of several vessels was brought forward to suit charter-hire timing.

In August, the trade and assets of Salvin Far East (Pte) Limited ("SFE") were acquired. SFE provides seismic and exploration services that are complementary to existing SPO services.

Replacement and modernisation towards a more technically advanced fleet to meet market demand has continued during the year with total capital expenditure, including assets acquired from SFE, of HK$1,450 million.

One "V" class 8,810 brake horse power ("BHP") anchor handler was delivered in the year, with a further five to be delivered in 2008 and orders were placed to build four more, for delivery in 2009 and 2010. Orders were also placed for four "D" class 18,250 BHP anchor handling tug supply vessels to be delivered in 2010 and 2011. These vessels will assist ultra deep water exploration projects.

The acquisition of SFE included four vessels of which three were delivered in 2007: two "T" class 3,600 BHP anchor handlers and an "A" class platform supply vessel ("PSV"). The fourth vessel, an "A" class PSV, was under construction at the year-end and will be delivered in 2008. A further two "A" class PSVs will be delivered in 2008. In January 2008 SPO placed an order for eight "P" class 4,800 BHP vessels, bringing the total number of vessels on order to 24, with year-end capital commitments totalling HK$3,310 million. One additional "J" class anchor handling tug supply vessel was delivered in the year and four older anchor handling tug supply vessels were sold.

Further expansion of the fleet is planned although this may be hindered by an increasing lack of shipyard capacity.

Given the continuing high oil price, the outlook for 2008 is promising, and SPO should continue to benefit from firm charter rates and high vessel utilisation. 66% of fleet capacity is

SPO Network Map


Aberdeen
London
Baku
Yuzhno-Sakhalinsk
Doha
Dubai
Mumbai
Hong Kong
Manila
Lagos
Malabo
Kuala Lumpur
Kuala Belait
Singapore
Trinadad & Tobago
Douala
Luanda
Cape Town
Fremantle
New Plymouth

booked for 2008. In the medium-term the introduction of significant additional vessel supply and an industry shortage of skilled sea staff could hamper growth. To address this latter challenge the company opened a Marine Training Centre in Singapore in June 2007, at a cost of HK$23 million.

The company will continue to explore investment opportunities to further exploit its core skills and its quality reputation.

HUD group ("HUD")

HUD, jointly owned by Swire Pacific and Hutchison Whampoa, provides harbour and sea-going towage ship repair, and general engineering services from its facilities on Tsing Yi Island, Hong Kong.

HUD reported attributable profits in 2007 of HK$59 million, a significant increase on 2006 (excluding capital gains in that year), driven by a strong performance from its marine division.

The marine division, operating as Hongkong Salvage & Towage ("HKST"), is the largest towage operator in Hong Kong deploying 13 tugs. Increased transhipment activity in Hong Kong in 2007 resulted in a record number of tug movements. HKST also operates two tugs in the Middle East and manages six container vessels on long-term contracts to transport refuse for the Hong Kong Government.

The ship repair division continued to experience high utilisation, reflecting continued strong demand.

In accordance with its strategy to focus on core Hong Kong based operations, the group sold its investment, including six tugs, in Australian Maritime Services during the year realising a small gain.

Container Terminal Operations

The interests in Shekou Container Terminals I and II were sold in February 2007 realising a gain on disposal of HK$1,078 million.

J B Rae-Smith
Davy Ho

Trading & Industrial Division

The Trading & Industrial Division has interests in Hong Kong, Taiwan, Mainland China and Vietnam, consisting of wholly owned and joint venture investments in:

- Distribution and retailing of motor vehicles
- Distribution and retailing of sports and casual footwear and apparel
- Packaging and retailing of sugar products
- Waste management
- Aluminium can manufacture
- Paint manufacture and distribution

	2007 HK$M	2006 HK$M
Turnover		
Taikoo Motors group	3,398	3,845
Swire Resources group	1,521	1,303
Other subsidiaries	416	385
Discontinued businesses	45	90
	5,380	5,623
Operating profits/(losses)		
Taikoo Motors group	124	183
Swire Resources group	31	88
Other subsidiaries and head office costs	(9)	3
Valuation gain on investment property	19	27
Discontinued businesses	(11)	2
	154	303
Attributable profits/(losses)		
Taikoo Motors group	97	135
Swire Resources group*	90	108
Other subsidiaries and head office costs	(9)	5
Net valuation gain on investment property	15	22
Discontinued businesses	(11)	2
	182	272

* Including post-tax profits from jointly controlled and associated companies shown below

	2007 HK$M	2006 HK$M
Share of post-tax profits from jointly controlled and associated companies		
Swire SITA group	84	82
CROWN Beverage Cans group	38	26
ICI Swire Paints	95	64
Swire Resources group*	67	34
	284	206
Attributable profit	399	444

	2007	2006
Vehicles sold	9,989	12,809
Shoes sold (millions of pairs)	2.86	2.38
Retail outlets in Hong Kong	118	111
Retail outlets in Mainland China	90	88
Brands managed	17	21


Trail

Retail Advantage

Swire Resources manages a growing portfolio with 208 retail outlets in Hong Kong and Mainland China, distributing a range of leading sports, casual shoes and leisurewear brands.

Growing Talents

The Swire Retail Academy is a creative, long-term initiative to offer retail-focused training and other industry-relevant skills and knowledge to Swire Resources' front-line sales teams. It is Swire Resources' way of developing and managing human resources in a sustainable manner as its retail portfolio continues to expand.

2007 OVERVIEW

The division reported an attributable profit of HK$399 million, a 10% decrease on 2006. The decrease was largely caused by weak sales at Taikoo Motors in a difficult Taiwan car market.

Taikoo Motors Group

The Taikoo Motors group, which imports and distributes vehicles under exclusive franchise agreements in Taiwan, reported an attributable profit of HK$97 million, a 28% decrease on 2006, reflecting a weak local economy and tight credit availability. Taikoo Motors sold 9,989 vehicles in 2007, down 22% on 2006 compared to a 6% fall in the Taiwanese imported car market as a whole. Margins were reduced due to competitive discounting.

Volkswagen car sales dropped 18.1% over 2006 but Volkswagen maintained its position as one of the leading imported brands. In a weaker market, Audi maintained its share of the luxury import segment. Volkswagen light commercial vehicle sales were satisfactory. However, Kia cars and Volvo truck and bus sales were significantly down on 2006. The immediate outlook for the group is clouded by the continued weakness in consumer sentiment although the diversity of the brand portfolio coupled with new product launches should ensure progress within the imported vehicle segment.

Swire Resources Group

The Swire Resources group distributes and retails international footwear and apparel brands in Hong Kong and Mainland China. Currently it is a distributor for 12 brands in Hong Kong and three in Mainland China.

The group's attributable profit of HK$90 million fell 17% from 2006, as a result of the absence of a one-off receipt of HK$25 million from Puma on conversion of the Hong Kong Puma distribution licence into a joint venture agreement in 2006.

Retail sales in Hong Kong, where the division operates a total of 118 multi-brand and single-brand stores, grew 10% over 2006. Sales in Mainland China grew 64% following rapid expansion of the distribution network and an increase from 88 to 90 shops in Beijing, Shanghai and Guangzhou. Margins in 2007 improved 2.5 percentage points from 2006 due to improved pricing.

Prospects for 2008 are encouraging for the Mainland China market, especially for sporting goods, ahead of the Beijing Olympic Games in August. The Hong Kong market is expected to remain buoyant but retail margins will continue to be put under pressure by high rentals and rising labour costs.

Taikoo Sugar

Taikoo Sugar reported a profit of HK$10 million, compared to HK$6 million in 2006 driven by strong growth in Mainland China following expansion of the company's distribution network. The outlook for 2008 is positive.

Swire Duro

It was announced during the year that Swire Duro will cease business in July 2008. No new long-term projects will be entered into, outstanding projects will be completed and residual inventory cleared.

The company reported a loss of HK$11 million for the year.

Swire SITA Group

The Swire SITA Waste Services group, a joint venture with SITA a subsidiary of the Suez Environment group, has operations in Hong Kong, Macau, Taiwan and Mainland China covering waste collection, treatment, cleansing and recycling. The group reported an attributable profit of HK$84 million, in line with 2006.

In Hong Kong waste quantities handled were similar to 2006. The group's 80% owned waste management company in Macau commissioned a new hazardous waste plant which began operations in June. The waste-to-energy incinerator in Kaohsiung, Taiwan, a wholly owned subsidiary of the group, continues to incur losses but at a much lower level than previous years. The hazardous waste plant in Shanghai, in which the group holds a 40% joint venture interest, has performed ahead of expectations in its first full year of operation. The Hong Kong business will tender for the renewal of the Island East Waste Station contract in mid-2008.

The group is expected to perform satisfactorily in 2008.

CROWN Beverage Cans Group

CROWN Beverage Cans group is a joint venture with Crown Holdings Inc., which manufactures aluminium beverage cans in Mainland China and Vietnam. The group contributed an attributable profit of HK$38 million compared to HK$26 million in 2006. Sales volumes in Mainland China were in line with last year. Although margins continued to be affected by high aluminium costs, increased selling prices and appreciation of the Renminbi improved overall profitability of the China businesses. The Hanoi plant recorded volume growth of 8% over 2006 although margins fell slightly. Prospects for the group in 2008 are positive.

ICI Swire Paints

ICI Swire Paints, a joint venture with ICI, manufactures and distributes decorative paints primarily under the Dulux brand in Mainland China and Hong Kong. The company reported an attributable profit of HK$95 million, a 48% increase from 2006.

Mainland China operations recorded volume growth of 33%, reflecting further expansion of the distribution network and product portfolio. Margins reduced slightly due to increased raw material costs, changes in the product mix and competitive pressures. Sales and profit in a mature Hong Kong market remained generally flat. Prospects for 2008 are good with further expansion outside the major Mainland China cities expected.

Hunter A S Crawford

Financial Review

Additional information is provided below to reconcile reported and underlying profit and equity attributable to the Company's shareholders. These reconciling items principally adjust for the impact of HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively. Further analysis compares the impact of other significant items in the current and prior years.

Underlying profit	2007 HK$M	2006 HK$M (Restated)
Profit attributable to the Company's shareholders per accounts	26,260	22,566
Adjustments re investment property:		
Revaluation of investment property*	(19,599)	(17,216)
Deferred tax on revaluation movements	3,513	3,106
Realised profit on sale of investment properties	100	244
Depreciation of investment properties owned by the Group	9	16
Underlying profit attributable to the Company's shareholders	10,283	8,716
Other significant items		
Trading items		
Provision write back re Ocean Shores	-	(132)
Capital items		
Profit on sale of Shekou Container Terminals	(1,078)	-
Profit on sale of investment properties	(211)	(297)
Profit on sale of CITIC Square	-	(155)
Profit on sale of vessels	(215)	(79)
Profit on sale of Ocean Marine Services	(44)	-
Group restructuring		
Profit on share realignment of Cathay Pacific and Dragonair	-	(1,334)
Adjusted profit	8,735	6,719

Underlying equity	2007 HK$M	2006 HK$M (Restated)
Equity attributable to the Company's shareholders per accounts	135,517	114,414
Deferred tax on property revaluation	16,337	12,641
Revaluation of owner-occupied properties	1,419	1,367
Cumulative depreciation on owner-occupied properties	68	74
Underlying equity attributable to the Company's shareholders	153,341	128,496
Underlying minority interests	1,165	614
Underlying equity	154,506	129,110

* Includes the Group's attributable share from jointly controlled and associated companies.

Commentary on major balances and year on year variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

References are to "Notes to the Accounts" on pages 89 to 140.

Consolidated Profit and Loss Account

	2007 HK$M	2006 HK$M	Reference
Turnover In the Property Division, gross rental income from investment properties increased by HK$791 million, reflecting continued strong demand for office and retail space in Hong Kong. Turnover from property trading decreased significantly with no project closing in the year. In the Beverages Division, operations in the USA recorded a HK$269 million increase in turnover, mainly driven by an expanded portfolio of still beverages together with selective price increases. Turnover in Hong Kong increased by HK$156 million driven by the launch of Coke Zero and continued strength in Bonaqua and Healthworks. Turnover in Mainland China grew by HK$852 million, reflecting the first full year contribution from the Fujian Coca-Cola franchise. In Taiwan turnover increased by HK$39 million on the successful launch of Coke Zero and flavour extensions to the Nestea portfolio. In the Marine Services Division, Swire Pacific Offshore's turnover increased by HK$1,107 million to HK$3,104 million due to record-high charter rates for its vessels. In the Trading & Industrial Division, the weak Taiwan economy and tight credit availability resulted in a HK$447 million reduction in Taikoo Motors' turnover. Turnover in the Swire Resources group increased by HK$218 million as retail sales in Mainland China and Hong Kong grew by 64% and 10% respectively.	21,553	19,111	Notes 4 and 7
Operating Profit In the Property Division, fair value gains on investment properties were HK$2,387 million higher than in the prior year. Increased net rental income was partially offset by a decline in profit from property trading. Overall operating profit in the Beverages Division increased by HK$66 million helped by particularly strong growth in the USA. In the Marine Services Division, Swire Pacific Offshore recorded a significant rise in operating profit due to improved charter rates and capital gains of HK$259 million on sales of vessels and its interest in a joint venture. The division's profit also included a HK$1,078 million capital profit on sale of the Group's interest in Shekou Container Terminals. The Trading & Industrial Division saw a decline in operating profit mainly due to reduced sales and margins in Taikoo Motors and the absence in Swire Resources of a one-off receipt of HK$25 million from Puma relating to the restructuring of its distribution licence in 2006.	26,579	23,513	Notes 5 and 7
Net Finance Charges The cost of the Group's increased net debt was offset by increased capitalisation of interest on property projects and vessels under construction.	493	504	Note 9

Consolidated Profit and Loss Account (continued)	2007 HK$M	2006 HK$M	Reference
Share of Profits Less Losses of Jointly Controlled Companies The reduction is primarily due to the disposal during the year of the Marine Services Division's interests in Shekou Container Terminals and Ocean Marine Services. In the Trading & Industrial Division, ICI Swire Paints' contribution increased by HK$31 million due to strong volume growth in Mainland China following continued expansion of its distribution network and product portfolio.	621	694	Notes 7 and 19
Share of Profits Less Losses of Associated Companies The profits from the Cathay Pacific group increased by HK$980 million, reflecting strong passenger demand and an increase in the attributable share of profit from Air China, partially offset by higher fuel costs. HAECO's contribution increased by HK$90 million, reflecting strong demand for aircraft maintenance and capacity expansion in Hong Kong and Xiamen. Hactl's throughput increased by 2.7% from growth in transhipment cargo, however attributable profit fell by HK$15 million. The Group's share of net revaluation gains in respect of PCCW Tower was HK$62 million lower than 2006. Occupancy and room rates for the hotel interests at Pacific Place improved during the year, contributing an increase in profit of HK$21 million.	3,684	2,646	Notes 7 and 20
Taxation The increase in tax charges primarily reflects the increase in pre-tax profits from property revaluations.	4,004	3,582	Notes 7 and 10
Profit Attributable to the Company's Shareholders The increase in attributable profit is mainly due to the increased fair value gains on investment properties and improved contributions from the aviation and marine divisions, partially offset by a reduction in capital profits.	26,260	22,566	Notes 7 and 11
Minority Interests The prior year included the minority interest's share of profit in Festival Walk Holdings prior to it becoming a wholly owned subsidiary of the Group in March 2006.	127	201	Note 36

Consolidated Balance Sheet

Property, Plant and Equipment The increase is primarily attributable to Swire Properties' developments at Sanlitun, Beijing and TaiKoo Hui, Guangzhou, and the acquisition of new vessels by Swire Pacific Offshore.	16,762	8,869	Note 14

Consolidated Balance Sheet (continued)

	2007 HK$M	2006 HK$M	Reference
Investment Properties The increase includes revaluation gains of HK$19,446 million and acquisition of the Tai Sang Commercial Building in Hong Kong for HK$1,360 million. Investment properties under redevelopment include construction of One Island East and a HK$807 million lease modification fee for the redevelopment of 53 Stubbs Road in Hong Kong.	128,109	104,368	Note 15
Leasehold Land and Land Use Rights The increase mainly represents the transfer of The Atrium serviced apartments at Pacific Place from the investment property portfolio. These are presently being converted into a luxury hotel.	2,349	1,084	Note 16
Intangible Assets The increase in the year is attributable to software purchases.	860	843	Note 17
Investments in Jointly Controlled Companies The increase primarily reflects further injections of equity into the Dazhongli project in Shanghai, partially offset by the disposal of interests in Shekou Container Terminals and Ocean Marine Services.	5,761	5,195	Note 19
Investments in Associated Companies The increase is largely attributable to the increased profits from both the Cathay Pacific group and HAECO.	23,224	20,855	Note 20
Available-for-sale Investments The increase primarily represents the increase in the market value of holdings in listed investments.	365	168	Note 22
Properties for Sale The increase is attributable to the transfer of Sai Wan Terrace, Hong Kong from investment properties, acquisition of land in Fort Lauderdale, Florida, and construction costs for the Asia development in Miami.	2,413	1,218	Note 24
Trade and Other Receivables The increase is attributable to costs recoverable in respect of the Island Lodge development in Hong Kong and accrued rental income on other properties.	3,053	2,536	Note 26
Trade and Other Payables The increase is primarily attributable to increased accruals for capital expenditure including HK$1,224 million relating to the purchase of the Tai Sang Commercial Building in November 2007.	7,423	5,166	Note 28

Consolidated Balance Sheet (continued)

	2007 HK$M	2006 HK$M	Reference
Taxation The increased liability reflects the timing of tax payments.	278	177	
Bank Overdrafts and Short-term Loans Short-term loans totalling HK$2,684 million were drawn during the year to finance property projects in Mainland China. These loans will mature in March 2008 and be refinanced by long-term loan facilities.	4,078	803	Note 31
Long-term Loans and Bonds The increase represents further borrowings to finance new and ongoing investments.	20,486	10,271	Note 31
Deferred Tax Liabilities The increase in the year is principally attributable to net revaluation gains on investment properties.	17,748	14,268	Note 32
Equity Attributable to the Company's Shareholders The movement reflects profits in the year, augmented by net translation gains of HK$688 million, principally in regard to the Group's Renminbi denominated investments. These increases were partially offset by the payment of dividends of HK$4,722 million and premiums paid on repurchase of the Company's shares.	135,517	114,414	Notes 34 and 35
Minority Interests The increase principally represents contributions from the minority interest in Swire Properties' Sanlitun project.	1,161	610	Note 36

Consolidated Cash Flow Statement

	2007 HK$M	2006 HK$M	Reference
Cash Generated from Operations Cash generated in the year is net of a HK$566 million increase in working capital employed on properties for sale.	5,880	5,748	Note 41a
Net Interest Paid The increase in net interest paid is attributable to the higher level of borrowings to finance new and continuing investments.	847	712	
Profits Tax Paid The decrease reflects the timing of payments in regard to trading property developments in the USA.	428	660	

Consolidated Cash Flow Statement (continued)

	2007 HK$M	2006 HK$M	Reference
Dividends Received from Jointly Controlled and Associated Companies The decrease reflects the absence of special dividends of HK$503 million from Cathay Pacific in 2006.	1,991	2,448	
Purchase of Property, Plant and Equipment The increase is principally attributable to expenditure on the Sanlitun property project and the purchase of new vessels.	7,907	1,671	Note 41b
Additions of Investment Properties Current year additions relate primarily to the construction of One Island East, payment to Government of a lease modification premium for 53 Stubbs Road, the ongoing contemporisation project at the Pacific Place Mall, and the purchase of residential units at Sai Wan Terrace, which were subsequently transferred to development projects. Payments for the Tai Sang Commercial Building, acquired in November 2007, will be made in 2008.	4,876	1,834	
Proceeds from Investment Properties Disposals These represent proceeds received from the sale of residential investment properties in Hong Kong.	283	377	
Loans to Jointly Controlled Companies The outflow represents further amounts advanced for the joint venture property project in Dazhongli, Shanghai.	1,042	800	
Purchase of Shareholdings in Associated Companies This reflects the purchase of additional shares in HAECO during the year.	27	40	
Sale of Shareholdings in Jointly Controlled Companies The Group received HK$1,385 million on the sale of its interest in Shekou Container Terminals and HK$86 million for Swire Pacific Offshore's disposal of its interest in Ocean Marine Services	1,471	–	
Loans Drawn and Refinancing Additional finance has been drawn during the year to fund investment and loan repayments.	14,374	10,311	

Investment Appraisal and Performance Review

	Net assets employed 2005 HK$M	Net assets employed 2006 HK$M (Restated)	Net assets employed 2007 HK$M	Capital commitments 2005 HK$M	Capital commitments 2006 HK$M	Capital commitments 2007 HK$M
Property investment						
– at cost	41,581	44,607	56,804	7,187	9,606	14,907
– valuation surplus	48,483	65,694	85,173			
– deferred taxation	(10,734)	(14,005)	(17,547)			
– other net liabilities	(1,836)	(834)	(2,457)			
	77,494	95,462	121,973	7,187	9,606	14,907
Property trading	598	790	2,223			
Aviation	18,431	19,874	22,183	99	-	-
Beverages	2,930	3,201	3,403	46	32	37
Marine Services	5,061	6,026	6,496	1,744	2,392	3,310
Trading & Industrial	1,540	1,715	1,774			
Head office	166	(114)	1,118			
Total net assets employed	106,220	126,954	159,170	9,076	12,030	18,254
Less net debt	5,448	11,930	22,492			
Less minority interests	5,929	610	1,161			
Equity attributable to the Company's shareholders	94,843	114,414	135,517			

	Equity attributable to the Company's shareholders 2005 HK$M	2006 HK$M	2007 HK$M	Return on average equity attributable to the Company's shareholders* 2005	2006	2007
Property investment	62,323	78,480	95,674	22.0%	23.8%	22.1%
Property trading	1,630	1,171	1,957	15.0%	14.2%	-2.7%
Property – overall	63,953	79,651	97,631	21.8%	23.7%	21.7%
Aviation	18,397	19,842	22,153	10.8%	11.9%	15.9%
– including profit and change in equity on share realignment of Dragonair and Cathay Pacific	-	1,474	-	-	18.2%	-
Beverages	2,380	2,521	2,789	20.9%	19.6%	19.1%
Marine Services	3,358	4,249	6,727	22.6%	21.9%	26.8%
– including profit on sale of Container Terminal operations (2005: Modern Terminals)	2,270	-	1,078	67.2%	-	42.3%
Trading & Industrial	1,779	1,810	1,933	33.7%	24.7%	21.3%
Head office	2,706	4,867	3,206			
Total	94,843	114,414	135,517	21.6%	21.6%	21.0%

* Please see Glossary on page 176 for definition.

Swire Pacific focuses on the long-term development of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. It endeavours to create value for shareholders by making investments which exceed the target rate of return appropriate for each of its businesses.

The tables on page 44 show where the Group's assets are employed, capital commitments by division and returns on equity attributable to the Company's shareholders.

Property Division

Net assets employed in property investment increased by HK$26,511 million (27.8%) during the year, principally due to the net increase of HK$16 billion in the fair value of the portfolio and new investment in commercial projects in Mainland China. Other net liabilities at the end of 2007 relate mainly to accrued property acquisition costs and deposits from tenants.

Capital commitments at the end of the year relate primarily to the developments in Mainland China, Pacific Place contemporisation, One Island East tower and the hotel projects in Hong Kong and the UK.

The return on equity from property investment decreased to 22.1% in 2007 from 23.8% in the prior year. This is primarily attributable to the significant increase in developments under construction which are not yet contributing to profit.

The increase in net assets employed in property trading reflects the construction of residential property in Miami in the USA and the purchase of units at Sai Wan Terrace in Hong Kong. No property trading projects were completed in the period, resulting in the reported loss.

Aviation Division

Net assets employed have increased due to profits retained.

The return on equity increased to 15.9% from 11.9% in the prior year on strong results from the Cathay Pacific and HAECO groups.

Beverages Division

Net assets employed have increased from investment in new sales and distribution infrastructure in Hong Kong and Mainland China financed by profits retained in the year.

Average return on equity decreased from 19.6% to 19.1% reflecting an increase in the asset base.

Marine Services Division

The division's net assets employed increased by 7.8% to HK$6,496 million following delivery and orders for new vessels, offset in part through disposal of older vessels by Swire Pacific Offshore. Further significant investment in new vessels is planned by Swire Pacific Offshore.

The overall return on equity excluding the profit on disposal of Shekou Container Terminals improved significantly from 21.9% in the prior year to 26.8% in 2007 reflecting an exceptionally strong performance from Swire Pacific Offshore.

Trading & Industrial Division

The return on equity fell from 24.7% in the prior year to 21.3% as a weak Taiwanese vehicle market continued to adversely impact the division's profits.

Credit Analysis

Treasury Management

- Structure and Policies
- Interest Rate Exposure
- Currency Exposure
- Credit Exposure
- Liquidity Risk

Credit Profile

- Key Credit Ratios
- Cash Flow Summary
- Changes in Financing
- Surplus Funds
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing Ratios
- Attributable Profit Correlation
- Attributable Net Debt
- Debt in Jointly Controlled and Associated Companies

Treasury Management

Structure and Policies

In the normal course of business the Group is exposed to financial risks attributable to interest rates, currency, credit and liquidity.

The Group Finance Committee maintains and develops the Group's financial risk management policies and procedures which are implemented by the Company's Treasury department, within an agreed framework authorised by the Board.

The Treasury department manages the majority of the Group's funding needs, as well as any resulting interest rate, currency, credit and liquidity risks. Operating subsidiaries manage currency and credit exposures that are specific to their trading transactions.

It is the Group's policy not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the Group has minimised its exposure to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged. Accounting for derivative financial instruments and hedging activities is discussed on pages 146 to 148. Derivative transactions entered into by the Group and outstanding at the year-end are summarised and set out in note 23 to the accounts.

The Group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis. The Group's non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. The Company may provide financial support by way of guarantees to non-listed associated and jointly controlled companies in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The Group's interest rate risk arises primarily from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group earns interest income on cash deposits.

The Group maintains a significant proportion of debt on a fixed rate basis to ensure certainty of funding costs. The level of fixed rate debt for the Group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the Group's businesses and investments. In this regard the Group uses interest rate swaps to manage its long-term interest rate exposure. The Group Finance Director approves all interest rate hedges prior to implementation.

Currency Exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily with respect to US dollars, Renminbi and New Taiwan dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group's policy is to fully hedge all highly probable transactions in each major currency where their value or time to execution give rise to a significant currency exposure, provided that the cost of the foreign exchange forward or derivative contract is not prohibitively expensive in comparison to the underlying exposure.

Exposure to movements in exchange rates on transactions other than borrowings is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist.

At the year-end, the Group has hedged all its significant foreign currency funding exposures with the exception of its US$300 million 8.84% Perpetual Capital Securities callable in 2017. The principal of these instruments is not hedged as the Group has no requirement to redeem them. In addition, the coupon payments on these instruments are naturally hedged by US dollar income streams generated by subsidiaries whose functional currency is the US dollar.

Exposure arising from the Group's investments in operations with net assets denominated in foreign currencies is reduced, where practical, by providing funding in the same currency.

Credit Exposure

The Group's credit risk is primarily attributable to trade and other receivables with wholesale customers, cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. Individual operations are responsible for setting credit terms appropriate to their industry practice and assessing the credit profile of individual customers.

Typically sales to retail customers are made by cash or major credit cards. The Group has no significant credit risk with any one customer.

When depositing surplus funds or entering into derivative contracts, the Group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. Counterparty credit exposure limits for financial institutions are proposed by the Treasury department and approved by the Group Finance Director. The Treasury department monitors the counterparties' credit ratings and issues an approved list of counterparties with their limits on a quarterly basis to all subsidiaries. Group companies require prior approval from the Treasurer to transact with counterparties not on the approved list.

The Group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

Liquidity Risk

The Group takes liquidity risk into consideration when deciding its sources of fund and their respective tenors, so as to avoid over reliance on funds from any one source and to prevent substantial refinancing in any one period. The Group maintains significant undrawn committed revolving credit facilities and cash deposits to further reduce liquidity risk and allow for flexibility in meeting funding requirements.

During the year the Group decided to increase the level of undrawn committed revolving credit facilities and cash deposits such that it now aims to maintain immediate access to committed funds to meet its refinancing and capital commitments for the following 12 months on a rolling basis, excluding its onshore Renminbi debt funding where forward commitments are not readily available.

Credit Profile

The Group aims to maintain a capital structure that is appropriate for long-term credit ratings of A3 to A1 on Moody's scale, A- to A+ on Standard & Poor's scale, and A- to A+ on Fitch's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. At 31st December 2007 the Company's long-term credit ratings were A3 from Moody's, A- from Standard & Poor's, and A from Fitch.

Key Credit Ratios

The table below sets out those credit ratios of the Group which credit agencies commonly assess when determining credit ratings:

	Note	2003	2004	2005	2006	2007
Operating margin	1					
– per accounts		30.1%	117.6%	107.7%	126.2%	**126.7%**
– underlying			31.2%	42.3%	38.6%	**37.1%**
EBIT/net finance charges	2, 5					
– per accounts		7.9	21.2	34.2	36.8	**31.5**
– underlying			6.7	15.0	13.1	**10.2**
FFO+net finance charges/net finance charges	3, 5					
– per accounts		7.4	6.7	16.0	12.5	**10.0**
– underlying			6.2	14.7	12.5	**10.0**
FFO/net debt						
– per accounts		52.1%	76.5%	177.9%	69.5%	**38.3%**
– underlying			70.4%	162.3%	69.5%	**38.3%**
Net debt/total equity plus net debt	4					
– per accounts		12.2%	8.9%	5.1%	9.4%	**14.1%**
– underlying			8.1%	4.6%	8.5%	**12.7%**
Property rental income/net finance charges	5	4.3	2.8	5.2	5.4	**5.0**

1 Operating margin = Operating profit before depreciation and amortisation/turnover
2 EBIT = Earnings before interest and tax
3 FFO (Funds from operations) = Operating profit less net finance charges less change in fair value of investment properties less tax paid plus depreciation plus profit or loss on sale of property, plant and equipment plus dividends from jointly controlled companies and associated companies plus non-cash items
4 Net capital = Equity attributable to the Company's shareholders plus minority interests plus net debt
5 Net finance charges include capitalised interest.
6 Underlying credit ratios are calculated by adjusting for the impact of HKAS 40 and HKAS-Int 21 on investment properties and deferred tax.

Cash Flow Summary

	2007 HK$M	2006 HK$M
Net cash generated by businesses and investments		
Cash generated from operations	5,880	5,748
Dividends received	1,991	2,448
Tax and net interest paid	(1,275)	(1,372)
Cash from asset realisations*	2,414	1,840
Capital expenditure and investments**	(13,934)	(11,828)
Net cash outflow before financing	(4,924)	(3,164)
Cash paid to shareholders and net funding by external debt		
Dividends paid	(4,826)	(3,307)
Increase in borrowings	12,815	6,650
Capital contribution movement of minority interests	484	(2)
Repurchase of the Company's shares	(1,296)	-
Security deposits placed (net)	(298)	(381)
Net cash generated from financing activities	6,879	2,960
Increase/(decrease) in cash and cash equivalents	1,955	(204)

* Includes cash receipts from investing activities per the consolidated cash flow statement on page 87.
** Includes cash outflows resulting from investing activities per the consolidated cash flow statement on page 87.

Cash from asset realisations was primarily derived from the sale of Shekou Container Terminals for HK$1,385 million in February 2007. Other receipts included proceeds from the sale of investment properties, and the sale of Ocean Marine Services by Swire Pacific Offshore.

Principal capital expenditure and investments comprise property projects and the purchase of vessels.

Changes in Financing

Significant new financing arranged during the year included a five year HK$10,000 million syndicated loan, three year bilateral revolving credit facilities totalling HK$3,600 million and a 364-day HK$500 million bilateral revolving credit facility.

Significant debt repayments during the year included the repayment of a three year HK$700 million medium-term note, and HK$500 million of bilateral revolving credit facilities.

Surplus Funds

The Group has surplus funds of HK$3,859 million at 31st December 2007, consisting of short-term deposits and bank balances and certain available-for-sale investments, compared to HK$1,827 million at 31st December 2006.

Currency Profile

An analysis of net debt by currency at 31st December 2007 is shown below:

Currency	Total HK$M	%
Hong Kong dollar	19,617	87
United States dollar	1,698	8
Renminbi	951	4
New Taiwan dollar	394	2
Others	(168)	-1
Total	22,492	100

Sources of Finance

At 31st December 2007, committed loan facilities and debt securities net of other borrowing costs amounted to HK$34,286 million, of which HK$8,673 million (25%) remained undrawn. In addition, the Group has undrawn uncommitted facilities totalling HK$3,458 million. Sources of funds at the end of 2007 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	2,340	2,340	–
Fixed/floating rate notes	7,257	7,257	–
Bank and other loans	24,689	16,016	8,673
Total committed facilities	34,286	25,613	8,673
Uncommitted facilities	4,919	1,461	3,458
Total	39,205	27,074	12,131

Maturity Profile and Refinancing

The Group's weighted average term and cost of debt is:

	2007	2006
Weighted average term of debt	4.3 years	5.8 years
Weighted average term of debt (excluding perpetuals)	4.0 years	5.1 years
Weighted average cost of debt	5.4%	6.7%
Weighted average cost of debt (excluding perpetuals)	4.9%	5.4%

The maturity profile of the Group's gross borrowings net of borrowing costs and security deposits at the end of each of the last five years is set out below:

Maturity profile


%
100
80
60
40
20
0
03
04
05
06
07
Within 1 year
2-5 years
1-2 years
Over 5 years

Included in the Group's debt is HK$2,340 million of Perpetual Capital Securities which the Group can call at any time after 13th May 2017. As the call is at the option of the Group, this debt is reported for illustrative purposes as having a life of ten years.

The Group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the Group's committed debt facilities is detailed below:

Debt Maturity

	2008 HK$M	2009 HK$M	2010 HK$M	2011 HK$M	beyond 2011 HK$M
Capital market debts	–	599	–	200	8,798
Bank loans	5,472	1,384	4,166	3,663	10,004
Total	5,472	1,983	4,166	3,863	18,802

Covenants and Credit Triggers

There are no specific covenants given by the Group for its debt facilities which would require debt repayment or termination of a facility should its credit rating be revised by the credit rating agencies.

The Company has entered into financial covenants in respect of gearing limits and maintenance of minimum adjusted consolidated tangible net worth, to secure funding for itself and its subsidiaries. These covenants are set out below:

	Covenant limits	2007	2006 (Restated)
Gearing:			
Consolidated borrowed money*/ adjusted consolidated net worth*	≤ 200%	16.5%	10.4%
Secured consolidated borrowed money/ adjusted consolidated net worth	≤ 100%	0.5%	0.4%
	HK$M	HK$M	HK$M
Maintenance of minimum adjusted consolidated tangible net worth			
Adjusted consolidated tangible net worth*	≥ 20,000	135,818	114,181

* Refer to Glossary on page 176 for definition.

During the term of these facilities, none of the covenants were breached.

Interest Cover and Gearing Ratios

At 31st December 2007, 38% of the Group's gross borrowings were on a fixed rate basis and 62% were on a floating rate basis.

The following graphs illustrate the underlying interest cover and the underlying gearing ratios for each of the last five years:

Interest cover and cash interest cover


HK$M
Times
10,000
8,000
6,000
4,000
2,000
0
15
12
9
6
3
0
03
04
05
06
07
Underlying operating profit
Underlying interest cover
Net finance charges
Underlying cash interest cover
Net finance charges and capitalised interest

Notes:
1 The 2004 net finance charges include a one-off interest charge of HK$500 million in respect of the Taikoo Shing land premium dispute.
2 The calculation of underlying operating profit and underlying total equity is shown in the Financial Review on page 38.

Gearing ratio


HK$M
Ratio
200,000
160,000
120,000
80,000
40,000
0
15
12
9
6
3
0
03
04
05
06
07
Underlying total equity
Underlying gearing ratio
Net debt

	2007	2006
Gearing ratio*		
Per accounts	16.5%	10.4%
Underlying	14.6%	9.2%
Interest cover – times*		
Per accounts	53.91	46.65
Underlying	14.73	13.44
Cash interest cover – times*		
Per accounts	29.27	33.35
Underlying	8.00	9.61

*Refer to Glossary on page 176 for definition.

Attributable Profit Correlation

Swire Pacific's attributable profits comprise earnings from a diverse range of businesses. An analysis of the degree of correlation between these earnings streams over the last ten years has been carried out. The correlation table below illustrates that most of the attributable profits received from different business streams are not strongly correlated. This underpins the relative stability of the earnings stream for the Group as a whole.

	Property HK$M	Aviation HK$M	Marine Services HK$M	Beverages & Trading HK$M	Other businesses combined excluding property HK$M
Underlying attributable profit*	3,302	3,330	1,472	891	5,693
Correlation coefficient:					
Property	1.000	0.213	0.466	0.558	0.352
Aviation	0.213	1.000	0.606	0.583	0.964
Marine Services	0.466	0.606	1.000	0.672	0.768
Beverages & Trading	0.558	0.583	0.672	1.000	0.748
Other business combined excluding property	0.352	0.964	0.768	0.748	1.000

* The underlying attributable profit has been adjusted to remove the impact of disposals.

Correlation key: 1 Highly correlated; 0 Uncorrelated; -1 Highly negatively correlated.

Attributable Net Debt

The chart below illustrates, by entity, the Group's attributable net debt and undertakings given to third parties (in HK$M):


Swire Pacific
379*
Swire Finance
12,285
Swire Pacific
MTN Financing
7,257
Swire Pacific Capital
2,340#
Property Division
1,149
Aviation Division
-
Beverages Division
(201)
Marine Services
Division
(233)
Trading & Industrial
Division
(105)
Jointly controlled and associated companies
Property Division
986
Aviation Division
6,084
CX
5,879
Hactl
534
HAECO
(336)
Others
7
Beverages Division
(90)
Marine Services
Division
368
Trading &
Industrial Division
(538)
Consolidated
net debt
22,492
Attributable
net debt of
JCCs & assoc.
6,810

- * Undertakings given to third parties
- \# Represents US$300 million Perpetual Capital Securities

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong Financial Reporting Standards, the net debt of Swire Pacific reported in the consolidated balance sheet does not include the net debt of its jointly controlled and associated companies. These companies had the following net debt positions at the end of 2007 and 2006. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to the Group's net debt, gearing would rise to 21% and underlying gearing would rise to 19%.

	Total net debt		Portion of net debt attributable to the Group		Debt guaranteed by Swire Pacific or its subsidiaries	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Property Division	3,859	1,884	986	601	292	304
Aviation Division						
Cathay Pacific group	14,731	16,348	5,879	6,531	-	-
Hactl	2,668	3,796	534	759	-	-
HAECO	(767)	(834)	(336)	(364)	-	-
Other Aviation Division companies	15	30	7	14	-	6
Beverages Division	(155)	(317)	(90)	(159)	-	-
Marine Services Division	736	610	368	312	500	500
Trading & Industrial Division	(1,182)	(345)	(538)	(201)	-	-
	19,905	21,172	6,810	7,493	792	810

Corporate Governance

Governance Culture

Swire Pacific is committed to ensuring that its affairs are conducted in accordance with high ethical standards, reflecting a belief that in achieving its long-term objectives it is imperative that it acts with probity, transparency and accountability.

By following this ethos Swire Pacific believes that shareholder wealth will be maximised in the long-term, and employees, business partners and the communities in which it operates will all benefit.

Corporate governance is the process by which the Board instructs the Group to conduct its affairs to ensure its strategies are fulfilled. The Board is committed to maintaining and developing robust corporate governance practices that are intended to ensure:

- satisfactory and sustainable returns to shareholders
- the interests of stakeholders are safeguarded
- overall business risk is understood and managed appropriately
- delivery of high-quality products and services to the satisfaction of customers
- high standards of ethics are maintained

Governance Structure



External Auditors
(Page 64)
Shareholders
(Page 65)
Remuneration Committee
(Page 59)
Audit Committee
(Page 62)
The Board
Finance Committee
(Page 62)
Internal Audit
(Page 63)
Group Risk Management
Committee
(Page 61)
Divisional Management
(Page 58)
Management
Board Committee
External

Corporate Governance Statement

The Code on Corporate Governance Practices ("the CG Code") as promulgated by The Stock Exchange of Hong Kong Limited sets out the principles of good corporate governance and provides two levels of recommendations:

- Code Provisions, with which issuers are expected to comply, but may choose to deviate from, provided they give considered reasons for non-compliance
- Recommended Best Practices, with which issuers are encouraged to comply, but which are provided for guidance only

Swire Pacific supports the principles-based approach of the CG Code and the flexibility this provides for the adoption of corporate policies and procedures in recognition of the individuality of companies, provided this is clearly explained. Swire Pacific has adopted its own code on corporate governance practices which is available from the Company website www.swirepacific.com.

Corporate governance does not stand still; it evolves with each business and its operating environment. Swire Pacific is always open to learn and adopt best practices. As part of its commitment to enhance corporate governance standards within the region, Swire Pacific is a member of the Asian Corporate Governance Association.

Swire Pacific has complied throughout the year with all the Code Provisions of the CG Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). Additionally it has considered the Recommended Best Practices and complied with all of them with the following exceptions which it believes do not benefit stakeholders:

- **Section C1.4 of the CG Code, recommending the production of quarterly statements.** The Company has chosen not to comply with this recommended reporting practice because it is its judgement that, as a matter of principle and practice, quarterly reports would not bring net overall benefits to shareholders
- **Section A4.4 of the CG Code recommending the establishment of a nomination committee.** The Board has considered the merits of establishing a nomination committee as recommended but has concluded that it is in the best interests of the Company and potential new appointees that the Board collectively reviews and approves the appointment of any new Director as this allows a more informed and balanced decision to be made by both the potential Director and the Board as to suitability for the role

The Board of Directors

Role of the Board

Swire Pacific is governed by a Board of Directors, which has responsibility for the strategic leadership and control of the Group to maximise shareholder value, whilst balancing the broad range of stakeholder interests. Directors are collectively responsible for promoting, and are committed to the success of, Swire Pacific by directing and supervising the Group's affairs.

Responsibility for delivering Swire Pacific's objectives and running the business on a day-to-day basis is delegated to divisional management. The Board exercises a number of reserved powers which include :

- maintaining and promoting the culture of the Company
- formulation of long-term strategy
- approving public announcements, including accounts
- committing to major acquisitions, divestments and capital projects
- authorising significant changes to the capital structure and material borrowings
- any issue, or buy-back, of equity securities under general mandate
- approving treasury policy
- setting the dividend policy
- approving appointments to the Board
- ensuring that appropriate management development and succession plans are in place
- setting the Group remuneration policy

- approving the annual budget and forecasts
- reviewing operational and financial performance
- reviewing the effectiveness of internal control and risk management

To assist in fulfilling its duties, the Board has established two primary committees, the Audit Committee (see page 62) and the Remuneration Committee (see page 59).

Chairman and Chief Executive

The CG Code requires that the roles of Chairman and Chief Executive be separate and not performed by the same individual to ensure there is clear division of responsibilities between the running of the Board and the executives who run the business.

The Chairman is responsible for:

- leadership of the Board
- setting its agenda and taking into account any matters proposed by other Directors for inclusion in the agenda
- facilitating effective contribution and dialogue from all Directors and constructive relations between them
- ensuring all Directors are properly briefed on issues arising at Board meetings and that they receive accurate, timely and clear information
- obtaining consensus amongst the Directors
- ensuring, through the Board, that good corporate governance practices and procedures are followed

Each division of the Group has one or more Executive Directors or Officers who are responsible for implementing the policies and strategies set by the Board in order to ensure the successful day-to-day management of the Group's individual businesses (see page 58). These executives are: K G Kerr (Properties), A N Tyler and J R Slosar (Aviation), G L Cundle (Beverages), J B Rae-Smith and D Ho (Marine Services) and H A S Crawford (Trading & Industrial).

Throughout the year there was a clear division of responsibilities between the Chairman and the above management executives.

Board Composition

The Board is structured to ensure it is of a high calibre and has a balance of key skills and knowledge so that it works effectively as a team and precludes individuals or groups from dominating decisions.

The Board currently comprises the Chairman, six Executive Directors, and ten Non-Executive Directors. Their biographical details are set out on pages 66 and 67 of this report and are posted on the Company website.

The Board considers that six of the ten Non-Executive Directors – being one third of the Board – are independent in character and judgement and fulfil the independence guidelines set out in Rule 3.13 of the Listing Rules. Confirmation has been received from all Independent Non-Executive Directors that they are independent as set out in Rule 3.13 of the Listing Rules.

The Non-Executive Directors bring independent advice, judgement and, through constructive challenge, scrutiny of executives and review of performance, risks and people. The Audit and Remuneration Committees of the Board are made up only of Non-Executives.

The Independent Non-Executive Directors:

- provide open and objective challenge of management and the Board members
- raise intelligent questions and challenge constructively and with vigour
- bring outside knowledge of the businesses and markets in which we operate, providing informed insight and responses to management

Although one of the Independent Non-Executive Directors, C Lee, has served in this capacity for more than nine years, the Directors are of the opinion that he remains independent, notwithstanding his length of tenure. C Lee continues to demonstrate the attributes of an Independent Non-Executive Director noted above and there is no evidence that his tenure has had any impact on his independence.

The Board believes his detailed knowledge and experience of the Group's business and his external experience continue to be of significant benefit to the Company, and that he maintains an independent view of its affairs.

Appointment and Re-election

Potential new Directors are identified and considered for appointment by the Board. A Director appointed by the Board is subject to election by shareholders at the first annual general meeting after his appointment and all Directors are subject to re-election by shareholders every three years.

Potential new Board members are identified based on skills and experience that, in the opinion of the Directors, will enable them to make a positive contribution to the performance of the Board.

Full details of changes in the Board during the year and to the date of this report are provided in the Directors' Report on page 70.

Responsibilities of Directors

On appointment, the Directors receive information about the Group including:

- the role of the Board and the matters reserved for its attention
- the role and terms of Board Committees
- the Group's corporate governance practices and procedures
- the powers delegated to management
- the latest financial information

Directors update their skills, knowledge and familiarity with the Group through their ongoing participation at meetings of the Board and its committees and through regular meetings with management at Head Office and in the divisions. Directors are regularly updated by the Company Secretary on their legal and other duties as Directors of a listed company.

Through the Company Secretary, Directors are able to obtain appropriate professional training or advice should this be required.

Each Director ensures that he can give sufficient time and attention to the affairs of the Group. All Directors disclose to the Board on their first appointment their interests as a Director or otherwise in other companies or organisations and such declarations of interests are updated regularly.

Details of Directors' other appointments are shown in their biographies on pages 66 and 67.

Board Processes

All committees of the Board follow the same processes as the full Board.

The dates of the 2007 Board meetings were determined in 2006 and any amendments to this schedule were notified to Directors at least 14 days before regular meetings. Suitable arrangements are in place to allow Directors to include items in the agenda for regular Board meetings.

The Board met six times in 2007. The attendance of individual Directors at meetings of the Board and its committees is set out in the table on page 57. Average attendance at Board meetings was 91%. All Directors attended Board meetings in person during the year.

Agendas and accompanying Board papers are circulated with sufficient time to allow the Directors to prepare before the Board or committee meeting.

The Chairman takes the lead to ensure that the Board acts in the best interests of Swire Pacific, that there is effective communication with the shareholders and that their views are communicated to the Board as a whole.

Board decisions are made by vote at Board meetings and supplemented by the circulation of written resolutions between Board meetings.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting papers, are available to all Directors. These record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed by Directors. Draft and final versions of the minutes are sent to all Directors for their comment and record respectively.

Board meetings are structured to encourage open discussion and frank debate to ensure Directors actively participate in each meeting.

A typical Board meeting would consist of:

- review of a report by each Executive Director or Officer on the results since the last meeting and an explanation of changes in the business environment and their impact on budgets and the longer-term plan. New initiatives and ideas are raised for open discussion
- presentation of papers to support decisions requiring Board approval
- an update of legal and compliance matters for Directors' consideration
- any declarations of interest

The executive management of individual businesses within the Group provides the Board with such information and explanations as are necessary to enable Directors to make an informed assessment of the financial and other information put before the Board. Queries raised by Directors are answered fully and promptly.

When necessary, the Independent Non-Executive Directors meet privately to discuss matters which are their specific responsibility. One such meeting was held in 2007.

The Chairman meets at least annually with the Non-Executive Directors without the Executive Directors being present.

	Meetings Attended/Held			
Directors	Board	Audit Committee	Remuneration Committee	2007 Annual General Meeting
Executive Directors				
C D Pratt – Chairman	6/6			•
P N L Chen	5/6			•
M Cubbon	6/6			•
D Ho	6/6			•
K G Kerr	6/6			•
J R Slosar	6/6			•
Non-Executive Directors				
The Baroness Dunn	5/6			•
J W J Hughes-Hallett	5/6			•
P A Johansen	6/6	3/3	3/3	•
Sir Adrian Swire	4/6			•
Independent Non-Executive Directors				
V H C Cheng	3/6			•
C K M Kwok	6/6	3/3	3/3	•
C Lee	6/6	3/3	3/3	•
M C C Sze	6/6			•
M M T Yang	6/6			•
Average attendance	91%	100%	100%	100%

Directors' and Officers' Insurance

Swire Pacific has arranged appropriate insurance cover in respect of potential legal actions against its Directors and Officers.

Conflict of Interest

If a Director has a conflict of interest in relation to a transaction or proposal to be considered by the Board, the individual is required to declare such interest and abstains from voting. The matter is considered at a Board meeting attended by Directors who have no material interest in the transaction.

Delegation by the Board

Responsibility for delivering Swire Pacific's strategies and objectives, established by the Board, and running each business on a day-to-day basis is delegated to management headed by an Executive Director or Officer. These individuals have been given clear guidelines and directions as to their powers and, in particular, the circumstances under which they should report back to, and obtain prior approval from, the Board before making any commitments on behalf of Swire Pacific.

The Board monitors management's performance against the achievement of financial and non-financial measures, the principal measures being:

- monthly review of detailed management accounts consisting of profit and loss, balance sheets and cash flows compared to budget and forecast
- the output of both internal and external audit reports
- the occurrence of significant control breakdowns
- feedback from external parties such as customers, business partners, trade associations and other service providers

Securities Transactions

The Company has adopted a code of conduct ("the Securities Code") regarding securities transactions by Directors and Officers on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules. These rules are available on the Company website.

A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the Group's half-year and annual results, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all their dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors and Senior Executives of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2007 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on pages 71 and 72. In addition, of the Executive Officers of the Company, H A S Crawford has a family interest in 4,000 shares in Cathay Pacific Airways Limited, an associated corporation of the Company, and J B Rae-Smith is interested personally in 73,066 ordinary shares and 18,821 preference shares of John Swire & Sons Limited, an associated corporation of the Company, and is also interested as one of the beneficiaries of trusts which hold 5,000 "A" shares of the Company and 97,659 ordinary shares and 9,628 preference shares of John Swire & Sons Limited.

Remuneration Committee

Full details of Directors' and Executive Officers' remuneration are provided in note 8 to the accounts.

The Remuneration Committee comprises three Non-Executive Directors, two of whom – C K M Kwok and C Lee - are Independent Non-Executive Directors. The Committee is chaired by P A Johansen.

The terms of reference of the Remuneration Committee have been reviewed with reference to the CG Code and are posted on the Company website.

A Services Agreement exists between the Company and John Swire & Sons (H.K.) Limited, a wholly owned subsidiary of John Swire & Sons Limited ("Swire"), which has been considered in detail and approved by the Independent Non-Executive Directors of the Company. Under the terms of this agreement, staff at various levels, including Executive Directors and Officers, are seconded to the Company. These staff report to and take instructions from the Board of the Company but remain employees of Swire group. As a substantial shareholder of Swire Pacific, it is in the best interest of Swire group to ensure that executives of high quality are seconded to and retained within the Group.

In order to be able to attract and retain staff of suitable calibre, Swire group provides a competitive remuneration package designed to be commensurate, overall, with those of its peer group. This typically comprises salary, housing, retirement fund, leave-passage and education allowances and, after three years' service, a bonus related to the overall profit of Swire, of which the predominant element is derived from the Group.

Although the remuneration of these executives is not entirely linked to the profits of the business in which they are working, it is considered that, given the different profitability profiles of businesses within the Group, this has contributed considerably to the maintenance of a flexible, motivated and high-calibre senior management team within the Group.

The Remuneration Committee reviewed the structure and levels of remuneration paid to Executive Directors and Officers at its meeting in November 2007. At this meeting the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited ("Mercer"), an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors and Officers, as disclosed in note 8 to the accounts was comparable with that paid by international peer group companies. The Committee approved individual remuneration packages to be paid in respect of 2008.

No Director takes part in any discussion about his or her own remuneration.

The Committee also compared the fees payable to the Independent Non-Executive Directors with those of a sample of comparable international companies. The Committee endorsed a recommendation by management to increase the fees payable to the Independent Non-Executive Directors to HK$600,000 per annum in recognition of the responsibilities and time required to fulfil their role. On the Committee's recommendation, the Board approved the following fee levels:

Fee	2007 HK$	2008 HK$
Director's Fee	200,000	600,000
Fee for Audit Committee Chairman	200,000	200,000
Fee for Audit Committee Member	150,000	150,000
Fee for Remuneration Committee Chairman	65,000	65,000
Fee for Remuneration Committee Member	50,000	50,000

Accountability and Audit

Financial Reporting

The Board acknowledges its responsibility for:

- the proper stewardship of the Company's affairs, to ensure the integrity of financial information
- preparing annual and interim accounts and other related information that give a true and fair view of the Group's affairs and of the results and cash flows for the period, in accordance with Hong Kong Financial Reporting Standards and the Hong Kong Companies Ordinance

- selecting appropriate accounting policies and ensuring that these are consistently applied
- making judgements and estimates that are prudent and reasonable
- ensuring that the application of the going concern assumption is appropriate

Internal Controls

The Board acknowledges its responsibility to establish, maintain and review the effectiveness of the Group's system of internal controls to ensure that shareholders' investments and the Company's assets are safeguarded. This responsibility is primarily fulfilled on its behalf by the Audit Committee as discussed on pages 62 and 63.

The foundation of a strong system of internal control is a solid control environment. This is dependent on the ethics and culture of the organisation, the quality and competence of its personnel, the direction provided by the Board, and the effectiveness of management.

Since profits are, in part, the reward for successful risk taking in business, the purpose of internal controls is to help manage and control, rather than eliminate, risk. Consequently internal controls can only provide reasonable, and not absolute, assurance against misstatement or loss.

The key components of the Group's control structure are as follows:

Culture: The Board believes that good governance is fundamentally about the culture of an organisation. This is more significant than any written procedures.

Swire Pacific aims at all times to act ethically and with integrity and to instil this behaviour in all its employees by example from the Board down. Training courses on the Code of Conduct are provided to emphasise its importance across the Group.

Swire Pacific is committed to developing and maintaining high professional and ethical standards. These are reflected in the rigorous selection process and career development plans for all employees. The organisation prides itself on being a long-term employer which instils in individuals, as they progress through the Group, a thorough understanding of the Company's philosophy.

Channels of communication are clearly established, allowing employees a means of communicating their views upstream with a willingness on the part of more senior personnel to listen. Employees are aware that, whenever the unexpected occurs, attention should be given not only to the event itself, but also to determining the cause.

Through our Code of Conduct employees are encouraged and instructed on how to report control deficiencies or suspicion of impropriety to those who are in a position to take necessary action.

Risk Assessment: The Board of Directors and management each have responsibility to identify and analyse the risks underlying the achievement of business objectives, and to determine a basis for how such risks should be managed and mitigated.

There are two key management committees which monitor risk processes throughout the Group; the Group Risk Management Committee ("GRMC") and the Finance Committee. These are primarily made up of senior management and both are chaired by the Group Finance Director who reports to the Board on matters of significance that arise.

The GRMC, discussed further on pages 61 and 62, focuses on business, operational safety, security and reputational risks. The Finance Committee, discussed further on page 62, focuses on broad financial and treasury risks.

Management structure: The Group has a clear organisational structure that, to the extent required, delegates authority to manage the day-to-day responsibility for the design, documentation and implementation of procedures and ongoing monitoring of risk. Individuals appreciate where they will be held accountable in this process.

A Control Self Assessment process requires management in each material business unit to assess, through use of detailed questionnaires, the adequacy and effectiveness of controls over the reliability of financial reporting, the effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This process and its results are reviewed by Internal Audit and form part of the Audit Committee's annual assessment of control effectiveness.

Controls and Review: The control environment comprises a diverse range of policies and procedures that help to ensure that the relevant management directives are carried out and any actions that may be needed to address risks are taken. These may include approvals and verifications, reviews, safeguarding of assets and segregation of duties. Control activities can be divided into operations, financial reporting and compliance, although there may, on occasions, be some overlap between them. The common control activities adopted by the Group are the following:

- analytical reviews: for example, conducting reviews of actual performance versus budgets, forecasts, prior periods and competitors
- direct functional or activity management: reviews of performance reports, conducted by managers in charge of functions or activities
- information-processing: performing a variety of controls to check accuracy, completeness and authorisation of transactions, for example, exception reports
- physical controls: ensuring equipment, inventories, securities and other assets are safeguarded and subjected to periodic checks
- performance indicators: carrying out analyses of different sets of data, operational and financial, examining the relationships between them, and taking corrective action where necessary. By investigating unexpected results or unusual trends, management can identify circumstances where the underlying objectives are in danger of not being achieved
- segregation of duties: dividing and segregating duties amongst different people, to strengthen checks and minimise the risk of errors and abuse

Swire Pacific has in place effective processes and systems to identify, capture and report operational, financial and compliance-related information in a form and time-frame that enables the Company to ensure staff carry out their designated responsibilities.

Internal Audit: Independent of management, the Internal Audit function reports directly to the Chairman and performs regular reviews of key risk areas, and monitors compliance with Group accounting and financial procedures. The role of Internal Audit is discussed further on pages 63 and 64.

Group Risk Management Committee

The Group Risk Management Committee coordinates the proper application of operational risk management procedures throughout the Group.

The Committee focuses on business, operational, safety, security and reputational risks.

This Committee is chaired by the Group Finance Director and includes senior representatives from each operating division as well as the Group Risk Manager, Staff Director and Head of Internal Audit.

Two specialist sub-committees focus on insurance matters and loss prevention initiatives. The Insurance sub-committee is chaired by the Group Finance Director, and it reviews and approves the Group's general insurance programmes. The Loss Prevention sub-committee is chaired by the Head of Corporate Safety, Cathay Pacific Airways Limited and its main focus is to promote effective loss prevention through the sharing of divisional best practices and regular reviews of the root causes of losses. The same sub-committee also oversees risk surveys conducted by third parties and closely monitors the implementation of risk mitigation recommendations derived from such surveys. Both sub-committees work closely with the Group's risk management consultants and with the Group's lead insurers and reinsurers.

In 2007, the Committee and its sub-committees met three times.

Objectives

The Committee's aim is to continually strengthen the risk management culture throughout the Group, by overseeing the development of risk management processes, identifying and sharing divisional best practices, monitoring divisional performance, and using Group leverage to reduce the overall cost of risk.

During the year the key activities of the Committee were:

- reviewing the Group's exposure to extreme weather events and natural catastrophes, including the completion of a study on the potential effects of a catastrophic typhoon or earthquake in Hong Kong
- considering the long-term risks of climate change and their potential impact on the Group's businesses
- approving a Group policy on Occupational Health and Safety and plans for its implementation during 2008
- arranging 25 risk surveys at various locations in Hong Kong, Mainland China and the United States, with a focus on key operational risk exposures including employee safety, property, general liability, motor and legal risk management
- conducting a project to determine the root causes of workplace injuries in order to identify effective long-term prevention measures
- broadening the range of companies and scope of risks covered under the Group's China insurance programme in line with business expansion in Mainland China

Finance Committee

The Finance Committee consists of the Group Finance Director, four Divisional Finance Directors, the General Manager Corporate Finance, the Treasurer and the Group Finance Manager. It meets quarterly and in addition as specific matters arise, for example on issuing new debt securities.

Objective

Its aim is to develop the Group's financial risk management policies and procedures which are implemented by the Company's Treasury department. The Group's approach to financial risk is discussed on pages 46 and 47.

Audit Committee

The Audit Committee, consisting of three Non-Executive Directors, C K M Kwok, C Lee and P A Johansen, assists the Board in discharging its responsibilities for corporate governance and financial reporting. Two of the Committee are Independent Directors, one of whom, C K M Kwok, is Chairman. All the members served for the whole of 2007.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants, and comply with the CG Code and are available on the Company website.

The Audit Committee met three times in 2007. Regular attendees at the Audit Committee meetings are the Group Finance Director, the Head of Internal Audit and the external auditors. The Committee meets regularly with the external auditors without the presence of Company management. Each meeting receives written reports from the Group Risk Management Committee, external and internal auditors. Other attendees during the year included the independent property valuers and the Group Finance Manager.

The work of the Committee during 2007 included review of the following matters:

- the completeness, accuracy and integrity of formal announcements relating to the Group's performance including the 2006 annual and 2007 interim accounts and announcements, with recommendations to the Board for approval
- the Group's compliance with regulatory and statutory requirements
- the Group's internal controls and risk management systems and its compliance with the CG Code
- the Group's risk management processes
- the approval of the 2008 annual Internal Audit programme and review of progress on the 2007 programme
- periodic reports from Internal Audit and progress in resolving any matters identified therein
- significant accounting and audit issues

- the submission made by the Company in response to the consultation paper issued by The Stock Exchange of Hong Kong Limited on periodic financial reporting
- the Company's policy regarding connected party transactions and the nature of such transactions
- overseeing and managing the relationship with external auditors as discussed on page 64

In 2008, the Committee has reviewed, and recommended to the Board for approval, the 2007 accounts.

Assessing the Effectiveness of Internal Controls
On behalf of the Board, the Audit Committee reviews annually the continued effectiveness of the Group's assessment of risk and systems of internal controls over financial accounting and reporting, the effectiveness and efficiency of operations, and compliance with laws and regulations.

This assessment considers

- the scope and quality of management's ongoing monitoring of risks and of the systems of internal control, the work of its Internal Audit function, and the assurances provided by the Group Finance Director
- the changes in the nature and extent of significant risks since the previous review and the Group's ability to respond to changes in its business and external environment
- the extent and frequency with which the results of monitoring are communicated, enabling the Committee to build up a cumulative assessment of the state of control in the Group and the effectiveness with which risk is being managed
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance
- areas of risk identified by management
- significant risks reported by the Internal Audit Department and the Group Risk Management Committee
- internal and external audit plans
- significant issues arising from internal and external audit reports
- the results of management's Control Self Assessment exercise

As a result of the above review, the Board confirms that the Group's internal control systems are adequate and effective and have complied with the CG Code provisions on internal control throughout the year and to the date of this annual report.

Internal Audit Department

Swire Pacific has had an Internal Audit (IA) department in place for many years which plays a critical role in monitoring the governance of the Group. The department is staffed by 11 qualified audit professionals and conducts audits of the Group and certain associates.

IA has primary reporting lines to the Chairman of the Board and, without the need to consult with management, to the Chairman of the Audit Committee and via him to the Board. IA has unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of conducting its work.

The annual IA work plan and resources are reviewed and agreed with the Audit Committee.

Scope of Work
Business unit audits are designed to provide assurance that the internal control systems of Swire Pacific are designed and operating effectively, and that the risks associated with the achievement of business objectives are being managed properly.

The frequency of each audit is determined by IA using its own risk assessment methodology, considering such factors as recognised risks, overall materiality of each unit, previous IA results, external auditors' comments, organisational change, output from the work of the Group Risk Management

Committee and management's view. In any event each business would typically be audited at least every three years. Acquired businesses would normally be audited within six months. 30 assignments were conducted in 2007.

IA specifically assists the Audit Committee in assessing the effectiveness of the Group's internal controls through its review of the process by which management has completed the annual Control Self Assessment and the results thereof.

The department also conducts ad hoc projects and investigative work as may be required by management or the Audit Committee.

Audit Conclusion and Response

Copies of IA reports are sent to the Chairman, the Group Finance Director and the external auditors. The results of each review are also presented to the Audit Committee.

Management is called upon to present action plans which are agreed in response to IA's recommendations and these are followed up to ensure that they are satisfactorily resolved.

External Auditors

The Audit Committee acts as a point of contact, independent from management, with the external auditors (the "auditors"). The auditors have direct access to the Chairman of the Audit Committee, who meets with them periodically without management present.

The Audit Committee's duties in regard to the auditors include

- recommending to the Board, for the approval by shareholders, the auditors' appointment
- approval of the auditors' terms of engagement
- consideration of the letter of representation provided by the Board to the auditors
- review of reports and other ad-hoc papers from the auditors
- annual appraisal of the quality and effectiveness of the auditors
- assessment of the auditors' independence and objectivity, including the monitoring of non-audit services provided to ensure their independence and objectivity would not be, or be seen to be, compromised
- approval of audit and non-audit fees

Auditors' Independence

Independence of the auditors is of critical importance to the Audit Committee, Board and stakeholders. The Audit Committee assesses the independence of the auditors through a series of questions, including seeking confirmation of any matters known by the auditors which may impinge on this and obtaining confirmation that their proposed audit fee provides them with what they consider a fair return for this service, irrespective of any additional work that they may provide. The Board also receives from the auditors, in accordance with their professional ethics, formal confirmation that they consider themselves to be independent of Swire Pacific.

Provision of Non-audit Services

In deciding whether the auditors should provide non-audit services, the following key principles are considered:

- the auditors should not audit their own firm's work
- the auditors should not make management decisions
- the auditors' independence should not be impaired
- quality of service

In addition, any services which may be considered to be in conflict with the role of the auditors must be submitted to the Audit Committee for approval prior to engagement, regardless of the amounts involved.

Fees paid to the auditors are disclosed in note 6 to the accounts.

Shareholders

Communication with Shareholders and Investors

The Board and Senior Management recognise their responsibility to represent the interests of all shareholders and to maximise shareholder value. Communication with shareholders and accountability to shareholders is a high priority of the Company.

The principal methods we use to communicate with our shareholders include the following:

- the Group Finance Director makes himself available on a day-to-day basis for contact with major shareholders, investors and analysts over a one month period immediately after the announcement of the interim and annual results. In 2007 he held 12 meetings with analysts and investors in Hong Kong, conducted three analyst briefings, two investor group briefings, six overseas roadshows, spoke at one investor conference, and was interviewed by Bloomberg and CNBC on two occasions.
- through publication of annual and interim reports
- through our AGM as discussed below
- through the Company website. This includes electronic copies of financial reports, webcasts of analysts presentations given at the time of the final and interim results announcements, latest news, public announcements and general information about the Group's businesses.
- during the current year we have continued, as part of our stakeholder dialogue exercise, to conduct interviews with shareholders and the investment community with a view to better understand their views and concerns

The Annual General Meeting

The Annual General Meeting is an important forum in which to engage with shareholders. The most recent Annual General Meeting was held on 10th May 2007. The meeting was open to all shareholders and members of the press. The Directors who attended the meeting are detailed in the table on page 57.

At the Annual General Meeting, separate resolutions were proposed for each issue and were voted on by poll.
The agenda items were,

- receiving the report of the Directors and the audited accounts for the year ended 31st December 2006
- declaration of final dividends
- re-electing Directors
- re-appointing the auditors and authorising the Directors to set their remuneration
- a general mandate authorising the Directors to make on-market share repurchases
- a general mandate authorising the Directors to allot and issue shares up to 20% of the then issued share capital, provided that the aggregate nominal amount of the shares of any class so allotted wholly for cash shall not exceed 5% of the aggregate nominal amount of the share class then in issue
- approval of Directors' fees

Minutes of the meeting together with voting results are available on the Company website.

Other Information for Shareholders

Key shareholder dates for 2008 are set out on the inside back cover of this report and on the Company website.

A list of analysts known to cover Swire Pacific is available from the Company website. This should not be considered an endorsement of the work or recommendation of these firms' work and reports.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital is held by the public at all times. Details of the shareholder profile of the Company are in the Directors' Report on pages 72 and 73.

Directors and Officers

Executive Directors

- **Pratt, Christopher Dale, CBE**, aged 51, has been Director and Chairman of the Company since February 2006. He is also Chairman of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited, and a Director of Air China Limited, Swire Properties Limited and The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea.

- **Chen, Nan Lok Philip**, aged 52, has been a Director of the Company since May 2005. He is also Chairman of John Swire & Sons (China) Limited, Deputy Chairman of Cathay Pacific Airways Limited, and a Director of Air China Limited, Swire Properties Limited and Swire Beverages Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Mainland China and the Asia Pacific region.

- **Cubbon, Martin**, aged 50, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and Swire Properties Limited, and Chairman of Swire Beverages Limited. He joined the Swire group in 1986.

- **Ho, Cho Ying Davy**, aged 60, has been a Director of the Company since March 1997. He is Chairman of the Swire group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

- **Kerr, Keith Graham**, aged 55, has been a Director of the Company since January 1991. He joined Swire Properties Limited in 1975 and was appointed Managing Director in February 1989 and Chairman in January 2005.

- **Slosar, John Robert**, aged 51, has been a Director of the Company since May 2006. He is also a Director and Chief Operating Officer of Cathay Pacific Airways Limited, and a Director of Hong Kong Dragon Airlines Limited. He joined the Swire group in 1980 and has worked with the group in Hong Kong, the United States and Thailand.

- **Tyler, Antony Nigel**, aged 52, has been a Director of the Company since January 2008. He is also a Director and Chief Executive of Cathay Pacific Airways Limited, Chairman of Hong Kong Dragon Airlines Limited, and a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1977 and has worked with the group in Hong Kong, Australia, the Philippines, Canada, Japan, Italy and the United Kingdom.

Non-Executive Directors

Baroness Dunn, Lydia Selina, DBE, aged 68, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

Hughes-Hallett, James Wyndham John, SBS, aged 58, has been a Director of the Company since January 1994 and was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He stepped down as Chairman in December 2004 to become Chairman of John Swire & Sons Limited. He is also a Director of Cathay Pacific Airways Limited, Swire Properties Limited and HSBC Holdings plc. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

+# **Johansen, Peter André**, aged 65, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

Swire, Sir Adrian Christopher, aged 76, was Chairman of John Swire & Sons Limited until December 2004 and is now Honorary President of that company. He joined the Swire group in 1956 and has been a Director of the Company since October 1978.

Independent Non-Executive Directors

Freshwater, Timothy George, aged 63, has been a Director of the Company since January 2008. He is also Vice Chairman of Goldman Sachs (Asia) L.L.C., a Non-Executive Director of Chong Hing Bank Limited and Grosvenor Asset Management Limited, and an Independent Non-Executive Director of Cosco Pacific Limited and Aquarius Platinum Limited. He is also a Director of the Community Chest of Hong Kong and a member of the Hong Kong Trade Development Council.

+# **Kwok, King Man Clement**, aged 48, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited. He also serves on the Takeovers and Mergers Panel and the Takeovers Appeals Committee in Hong Kong, the Securities and Futures Appeals Tribunal and as a Director of the Community Chest of Hong Kong.

+# **Lee, Chien**, aged 54, has been a Director of the Company since January 1993. He is also a Director of Hysan Development Company Limited and an Independent Non-Executive Director of Television Broadcasts Limited. He is a member of the Council of the Chinese University of Hong Kong and the Hong Kong Institute of Education.

Leung, Margaret, aged 55, has been a Director of the Company since March 2008. She is also Group General Manager and Global Co-Head Commercial Banking for the HSBC Group and a Director of HSBC Investments (Hong Kong) Limited and Wells Fargo HSBC Trade Bank NA.

Sze, Cho Cheung Michael, GBS, CBE, ISO, aged 62, has been a Director of the Company since November 2004. He was a former Executive Director of the Hong Kong Trade Development Council, a position he held for eight years prior to his retirement on 1st May 2004. Before that, he worked for 25 years in various capacities in the Hong Kong Government. He is also a Non-Executive Director of Lee Kum Kee Co., Ltd.

Yang, Mun Tak Marjorie, aged 55, has been a Director of the Company since October 2002. She is also Chairman of Esquel Group, and a Director of The Hongkong and Shanghai Banking Corporation Limited and Novartis AG. She sits on various advisory boards of educational institutions including Massachusetts Institute of Technology, Harvard Business School, Hong Kong University of Science and Technology and Tsinghua School of Economics and Management.

Executive Officers

Crawford, Hunter Andrew Sjovald, aged 52, has been Executive Director of the Trading & Industrial Division since May 2007. He joined the Swire group in 1978 and has worked with the group in Australia, Hong Kong, Papua New Guinea, Japan, the United States, the United Kingdom and Taiwan.

Cundle, Geoffrey Leslie, aged 51, has been Executive Director of the Beverages Division since July 2007. He joined the Swire group in 1979 and has worked with the group in Hong Kong, Australia, Korea, Japan and Papua New Guinea.

Rae-Smith, John Bruce, aged 44, has been Executive Director of Swire Pacific Offshore since January 2008. He joined the Swire group in 1985 and has worked with the group in Australia, Papua New Guinea, Japan, Taiwan, Hong Kong, the United States and Singapore.

Secretary

Fu, Yat Hung David, aged 44, has been Company Secretary since January 2006. He joined the Swire group in 1988.

Notes:

* These Directors are also Directors of John Swire & Sons (H.K.) Limited
\+ These Directors are members of the Audit Committee
\# These Directors are members of the Remuneration Committee

All the Directors and Executive Officers, apart from Sir Adrian Swire and the Independent Non-Executive Directors, are employees of the John Swire & Sons Limited group.

Directors' Report

The Directors submit their reports together with the audited accounts for the year ended 31st December 2007, which are set out on pages 84 to 159.

Principal Activities

The principal activity of Swire Pacific Limited (the "Company") is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 151 to 159. An analysis of the Group's performance for the year by business and geographical segments is set out in note 7 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2007 of HK¢233.0 per 'A' share and HK¢46.6 per 'B' share which, together with the interim dividends paid on 3rd October 2007 of HK¢90.0 per 'A' share and HK¢18 per 'B' share, make total dividends for the year of HK¢323.0 per 'A' share and HK¢64.6 per 'B' share: an increase of 14.1% over those for 2006. This represents a total distribution for the year of HK$4,899 million. Subject to the approval of the 2007 final dividends by the shareholders at the Annual General Meeting on 8th May 2008, it is expected that those dividends will be paid on 3rd June 2008 to shareholders registered on the record date, 8th May 2008. The share registers will be closed from 5th May 2008 to 8th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 2nd May 2008.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 35 to the accounts.

Share Capital

During the year under review and up to the date of this report, the Company purchased 14,810,885 'A' shares and no 'B' shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled. Particulars of shares repurchased during the year under review and details of the Company's share capital are set out in note 34 to the accounts.

Other than stated above, the Group did not purchase, sell or redeem any of its shares, and has not adopted any share option scheme.

Accounting Policies

The principal accounting policies of the Group are set out on pages 141 to 150.

Auditors

PricewaterhouseCoopers retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Financial Review

A review of the results, balance sheet and cash flow is shown on pages 38 to 45. A ten-year financial summary of the results and net assets of the Group is shown on pages 4 and 5.

Corporate Governance

The Company has complied throughout the year with all the code provisions and most of the recommended best practices in the Code on Corporate Governance Practices as set out in the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. Details of the Company's corporate governance practices are set out on pages 53 to 65.

Donations

During the year, the Group made donations for charitable purposes of HK$25 million and donations towards various scholarships of HK$1 million.

Fixed Assets

Details of movements in fixed assets are shown in notes 14 and 15 to the accounts. An analysis of capital expenditure by division is shown in note 7 to the accounts.

The annual valuation of the Group's investment property portfolio, whether complete or in the course of redevelopment, was carried out by professionally qualified external valuers on the basis of open market value at 31st December 2007 resulting in an increase of HK$19,446 million in their carrying values.

A schedule of the principal properties of the Group and its jointly controlled and associated companies is given on pages 163 to 173.

Borrowings

Details of the Group's borrowings are shown in note 31 to the accounts.

Interest

A statement of the amount of interest capitalised by the Group is included in note 9 to the accounts.

Major Customers and Suppliers

During the year, less than 30% of the Group's sales and 30% of the Group's purchases were attributable to the Group's five largest customers and suppliers respectively.

Directors

The Directors of the Company as at the date of this report are listed on pages 66 and 67, all of whom, with the exception of A N Tyler who was appointed as an Executive Director on 1st January 2008 and T G Freshwater and M Leung as Independent Non-Executive Directors respectively on 1st January 2008 and 1st March 2008, served throughout the calendar year 2007. K G Kerr served as Alternate Director to Sir Adrian Swire during the year. In addition, V H C Cheng served as an Independent Non-Executive Director until he resigned on 31st January 2008.

Independence Confirmation

The Company has received from all of its Independent Non-Executive Directors listed on page 67 confirmation of their independence pursuant to Listing Rule 3.13 and considers all of them to be independent.

Term of Appointment

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, M Cubbon, Baroness Dunn, C Lee, M C C Sze retire this year and, being eligible, offer themselves for re-election.

T G Freshwater, M Leung and A N Tyler, having been appointed to the Board under Article 91 since the last Annual General Meeting, also retire and offer themselves for election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/re-election. No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Fees and Emoluments

Full details of Directors' fees and emoluments are set out in note 8 to the accounts.

Directors' fees paid to the Independent Non-Executive Directors during the year totalled HK$1,450,000. They received no other emoluments from the Group.

Directors' Interests

At 31st December 2007, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of the Company and its associated corporations (within the meaning of Part XV of the SFO), John Swire & Sons Limited, Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited:

	Capacity					
	Beneficial interest					
	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
Swire Pacific Limited						
'A' shares						
P N L Chen	–	2,000	–	2,000	0.0002	–
P A Johansen	10,000	–	1,500	11,500	0.0013	1
C D Pratt	21,000	–	–	21,000	0.0023	–
Sir Adrian Swire	–	–	794,473	794,473	0.0868	2
'B' shares						
P N L Chen	65,000	10,142	–	75,142	0.0025	–
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	–	–	200,000	200,000	0.0067	1
C Lee	750,000	–	21,605,000	22,355,000	0.7443	1
C D Pratt	50,000	–	–	50,000	0.0017	–
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6844	2

	Capacity					
	Beneficial interest					
	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
John Swire & Sons Limited						
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	3
P A Johansen	8,000	–	–	8,000	0.01	3
Sir Adrian Swire	2,042,152	2,688,139	24,815,975	29,546,266	29.55	4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	3
Sir Adrian Swire	799,080	843,411	7,332,727	8,975,218	29.92	4

	Beneficial interest (personal)	Percentage of issued capital (%)
Cathay Pacific Airways Limited		
Ordinary Shares		
P N L Chen	9,000	0.00023

	Beneficial interest (personal)	Percentage of issued capital (%)
Hong Kong Aircraft Engineering Company Limited		
Ordinary Shares		
J R Slosar	6,400	0.0038
M C C Sze	2,800	0.0017

Notes:

1. All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust interest" are held by them as beneficiaries of trusts.
2. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust interest" are held by him as trustee only and he has no beneficial interest in those shares.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust interest", has any beneficial interest in those shares.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Competing Businesses

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

Substantial Shareholders' and Other Interests

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests and short position in the Company's shares as at 31st December 2007:

Substantial Shareholders	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
Long position					
John Swire & Sons Limited	134,248,582	14.66	2,038,165,765	67.86	1
Franklin Resources, Inc.	103,228,390	11.27	–	–	2
J.P. Morgan Chase & Company	62,589,289	6.84	–	–	3
Commonwealth Bank of Australia	46,139,000	5.04	–	–	4
Aberdeen Asset Management plc	–	–	302,435,044	10.06	5

Short position	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
J.P. Morgan Chase & Company	14,759,952	1.61	–	–	6

Notes:

1. John Swire & Sons Limited is deemed to be interested in a total of 134,248,582 'A' shares and 2,038,165,765 'B' shares of the Company as at 31st December 2007, comprising:
   (a) 12,632,302 'A' shares and 37,597,019 'B' shares held directly;
   (b) 39,580,280 'A' shares and 1,482,779,167 'B' shares held directly by its wholly owned subsidiary John Swire & Sons (H.K.) Limited; and
   (c) the following shares held directly by wholly owned subsidiaries of John Swire & Sons (H.K.) Limited: 82,036,000 'A' shares and 95,272,500 'B' shares held by Elham Limited, 2,055,000 'B' shares held by Canterbury Holdings Limited, 321,240,444 'B' shares held by Shrewsbury Holdings Limited and 99,221,635 'B' shares held by Tai-Koo Limited.
2. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given.

Notes *(continued)*:

3. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

Capacity	No. of shares
Beneficial owner	1,787,594
Investment manager	7,500,565
Custodian Corporation/Lending agent	53,301,130

4. The interest in these shares was attributable to controlled corporations of Commonwealth Bank of Australia.
5. Aberdeen Asset Management plc is interested in these shares in its capacity as investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management plc are interested.
6. These short positions are held in the capacity as beneficial owner, including:

Categories of derivatives	No. of shares
Physically settled unlisted derivatives	1,322,556
Cash settled unlisted derivatives	13,288,896

At 31st December 2007, the Swire group owned interests in shares of the Company representing 35.74% of the issued capital and 55.43% of the voting rights.

Public Float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital was held by the public at all times during the period under review.

Agreements for Services

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK"), a wholly-owned subsidiary of John Swire & Sons Limited ("Swire"), provided to the Company and some of its subsidiary and associated companies advice and expertise of the Directors and senior officers of the Swire group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments; an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all expenses incurred in the provision of the services at cost.

The Agreements took effect from 1st January 2005 and were renewed on 1st October 2007 for a term of three years from 1st January 2008 to 31st December 2010. However they are renewable for successive periods of three years thereafter unless either party to them gives to the other notice of termination of not less than three months expiring on any 31st December.

The Swire group owned approximately 35.74% of the issued capital of the Company and approximately 55.43% of its voting rights as at 31st December 2007. JSSHK, as a wholly-owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the Agreements are continuing connected transactions in respect of which announcements dated 1st December 2004 and 1st October 2007 were published.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2007 are given in note 40 to the accounts.

As Directors and employees of the Swire group, P N L Chen, M Cubbon, K G Kerr, D Ho, J W J Hughes-Hallett, C D Pratt, J R Slosar and A N Tyler are interested in the Agreements. Sir Adrian Swire is interested as a shareholder of Swire. Baroness Dunn and P A Johansen are also interested in these agreements as shareholders, Directors and employees of Swire.

The Independent Non-Executive Directors of the Company, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the Group in the ordinary and usual course of business, on normal commercial terms, and in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have also reviewed these transactions and confirmed to the Board that these transactions have been approved by the Board of the Company and have been entered into in accordance with the relevant agreements governing the transactions; and that they have not exceeded the relevant annual caps disclosed in previous announcements.

On behalf of the Board

Christopher Pratt
Chairman
Hong Kong, 6th March 2008

Sustainable Development

The world is facing a number of increasingly severe sustainable development challenges, which will undoubtedly have an impact on the development of the Group's businesses.

Significant challenges include global warming, pollution, loss of biodiversity, deforestation, non-sustainable use of ground water and depletion of non-renewable resources such as oil.

Global warming is perhaps the most significant problem, in part because it exacerbates the other problems, and is likely to lead to legislative responses that will affect business.

Besides these environmental challenges, social challenges are increasing as scarcity of resources affects vulnerable groups.

Swire Pacific's Response

The Group has always worked to be a leader on environmental issues and other aspects of corporate social responsibility. Given the increasingly severe sustainable development challenges outlined above, the Group believes it is important to move environmental and social policy to the core of its decision making.

Accordingly, Swire Pacific has adopted a Sustainable Development Policy, which provides a formal framework designed to improve the management of relevant issues previously reported under corporate social responsibility. This policy is set out on page 81.

Given the significant differences in the nature of the Group's businesses and the environments in which they operate, the practical application of the policy will vary considerably between businesses. Subsidiary companies are required, and jointly controlled entities and associated companies are encouraged, to develop formal procedures to apply the policy in ways which are relevant to their businesses.

Swire Pacific provides policy direction and oversight to the Group. The oversight is performed by the Directors who represent Swire Pacific on the boards of the companies in which it has an interest and through its Group Risk Management Committee, whose role has recently been expanded to include monitoring the implementation of the Sustainable Development Policy.

The Group believes that effective and responsible membership of a community, be it on an individual or corporate basis, must be based on mutual trust and respect. To engender a better level of understanding between the Group and the communities it serves, the Group has begun regular dialogue with stakeholders, including customers, business partners, staff and shareholders, and with the wider community. The Group seeks to understand their need for, expectations of and concerns about its services and products, as well as their expectations as to the Group's contribution to the community and its care for the environment. Understanding what is material to its stakeholders and how their aspirations sit with the Group's goals and policies, as well as communicating why it operates as it does, are important ways of helping establish mutual trust and respect. Key concerns expressed most recently by stakeholders include air pollution in Hong Kong, climate change and the way in which the Group's philanthropic efforts are focused.

The Group's major operating companies have for some years reported externally on their performance on environmental and other sustainable development issues. These reports, which can be viewed on the Company website, are to be significantly expanded and upgraded, in compliance with the Global Reporting Initiative framework, so as to facilitate systematic and consistent measurement of performance against the Sustainable Development Policy in 2008 and onwards.



Hong Kong Philharmonic

Swire Pacific's support of the Hong Kong Philharmonic assists the orchestra to bring world-class music to people from all walks of life through events such as free open-air concerts, to foster the careers of talented young local musicians, and to raise Hong Kong's cultural profile on the international stage.



Artwalks Programme

Swire Properties has made a particular commitment to enriching the lives of its customers and the general public through a stunning collection of international artwork on permanent public display in its shopping malls and office buildings. Since 2002, the company's free, guided Artwalks Programme has enabled school groups and members of the public to engage more fully with some of these pieces.



Swire International Young Fellows

The Swire International Young Fellows Programme, launched in 2005 in partnership with the Hong Kong University of Science and Technology ("HKUST"), helps promising young students to gain an international outlook and wider perspective on their future careers. Swire Pacific believes Hong Kong needs to be at the forefront of the move towards greater internationalisation to maintain its edge as a global business centre.

Photography by Jack Li



Taikoo Primary School

Swire Pacific believes education provides children with the skills they need to build a better future for themselves. The Taikoo Primary School was established by Swire in 1923, as a free school for the children of employees at the Taikoo Sugar Refinery and Taikoo Dockyard; it became a Government-subsidised school in 1947. Today, the Company still provides a number of scholarships for students, and has allocated annual funding for qualified Putonghua and native English-speaking teachers to enhance students' linguistic abilities.

The Group will issue its first Sustainable Development Report in June 2008. It will provide specific detail on performance targets, actions taken and plans for the future. This report will be the Group's primary means of communicating and reporting its sustainable development activities.

The five main areas covered by the Sustainable Development Policy are environment, health & safety, employees, business partners and communities. Highlights of initiatives in each area are set out below with further details available in individual company reports which will be posted on the Company website by the end of June 2008.

Environment

During 2007 the main focus of work on environmental matters was on developing a strategy to reduce greenhouse gas emissions which contribute to global warming and climate change. Important initiatives include:

- Joining The Climate Group and working with the Hong Kong Business Environment Council to become part of the solution to the problem. Both these non-governmental organisations are working to accelerate change towards a low-carbon economy

- Swire Pacific and its associate, Cathay Pacific, publicly responding to the Carbon Disclosure Project questionnaire giving details of their greenhouse gas emissions for 2006 and the actions they are taking to minimise future emissions

Action continues to reduce the environmental impact of business operations in many areas including:

- Swire Properties upgrading air-conditioning systems to reduce energy consumption and introducing 'Digital Project' design software to reduce construction waste

- Swire Pacific Offshore setting up a ship's bridge simulator in Singapore to allow crew training without burning marine fuel

- Swire Beverages reducing its water consumption per litre of finished product and reducing its use of packaging materials

- Cathay Pacific using improved operating procedures to reduce fuel burn and waste material from in-flight services

- HAECO conducting an energy audit and taking steps to reduce its consumption of electricity

In 2008, the Group aims to complete the development of robust metrics for measuring the energy intensity of each business area, so that progress towards a low-carbon economy can be better managed.

The Group provides its staff and their families the opportunity to participate in volunteering activities which promote environmental protection. These include tree planting and beach cleaning programmes, as well as field work in the wetlands of the Mai Po Nature Reserve in Hong Kong. Swire Properties' Green Ambassadors programme, with the support of Swire Coca-Cola HK and Swire SITA, has provided opportunities to educate students on the impact of pollution and the importance of conservation.

Health & Safety

Good health and safety practices are an important part of the Group's commitment to ensuring the well-being of its employees, customers and the general public. In 2007 a Group policy on Occupational Health and Safety was approved in order to reinforce the commitment that, in so far as it is reasonably practical, all the Group's operations will be carried out in a manner that safeguards the health and safety of all our stakeholders.

Occupational health and safety programmes are implemented across Group companies to minimise hazards in the workplace in order to prevent accidents, injury and occupational disease. Qualified staff coordinate seminars and training programmes that address key health and safety issues. In addition, the Group's injury reporting system ensures that there is a rapid and effective response procedure in place in the event of staff injuries in the workplace. Regrettably, in 2007, there were two work related fatalities within the workforce, both of which occurred in traffic accidents.

Employees

The Group actively consults staff on a variety of issues to ensure that they are committed to and share the values of the Company. It is an equal opportunities employer and offers staff competitive remuneration and benefit packages, fosters their career development, provides them with safe and healthy workplaces, promotes ethnic diversity and encourages them to enjoy an appropriate work-life balance.

Studies were carried out during the year on work-life balance covering three major areas: health (mental and physical), community involvement and personal goals, and work time and family support. To offer its staff more choices in balancing their professional and private lives, the Group is considering initiatives such as flexible medical benefits, extending the scope of annual medical check-ups and granting leave for corporate volunteering programmes.

The Group uses an intranet to advise its 24,000 staff from subsidiaries and jointly controlled and associated companies in Hong Kong of corporate developments such as annual and interim results announcements, and major investments. The intranet also serves as a channel to engage staff on social issues, and offers free concert tickets and DVDs on environmental and cultural activities it supports. It has a chatroom with guaranteed anonymity to promote two-way communication.

For communication with overseas and Mainland China staff, there is a quarterly corporate newsletter "Swire News" in both English and simplified Chinese.

Towards the end of 2007, the Group launched a quarterly Chinese newspaper for staff to share their volunteering experience outside of corporate sponsorship, in order to encourage more staff to participate in community activities.

Business Partners

Major operating companies have set up a Supply Chain Task Force to review actions which can be taken to motivate their suppliers to follow best practice on issues such as workplace rights, health and safety and the environment.

Specific actions in the year include Cathay Pacific conducting a survey of over 750 suppliers on corporate social responsibility issues and Swire Beverages setting 'supplier guiding principles on corporate social responsibility' and requiring suppliers to have their compliance with these principles verified by a third party. Further initiatives will be undertaken to enable improved assessment and monitoring of supplier performance.

Communities

The Group reaches out to the communities in which it operates through dialogue with stakeholders and through its staff serving on non-governmental organisations and charities which benefit the community

Through The Swire Group Charitable Trust (Swire Trust) of which Swire Pacific is a major contributor, the Group also has a philanthropic programme which supports the communities in which it operates, focusing on education, the environment and the arts and culture. It encourages an interactive relationship with organisations that benefit financially from its sponsorship. This relationship ranges from staff volunteering to provide their time and professional expertise, to corporate funding of open-air concerts so that the community at large can enjoy great orchestral music free of charge.

The Group believes that education is the foundation of a civilised and harmonious society, morally as well as materially enriching the community, and providing its children with the tools to build a better future for all. Through scholarships, material support to faculties, and the work of its staff on various school boards, the Group seeks to make a difference in this area. Of specific interest are educational initiatives that seek to study and protect the environment.



Swire Institute of Marine Science

Through the Swire Trust, the Company has provided major funding for the University of Hong Kong's Swire Institute of Marine Science ("SWIMS"), established in 1990. An internationally renowned research centre, SWIMS focuses on the marine biodiversity of the South China Sea and looks specifically at ways to manage and conserve the region's coastal ecology and marine resources. This underlines Swire Pacific's commitment to supporting initiatives that seek to find ways to reduce impact on the earth's ecosystems to a sustainable level.

Photography by J[illegible]

Landfill Gas Utilisation Project

Swire SITA subsidiary Far Eastern Landfill Technologies, which runs the North East New Territories ("NENT") Landfill, operates a landfill gas ("LFG") treatment plant to transmit surplus LFG – principally methane – to local gas supplier, Towngas. In what is one of the largest green energy recovery and reuse programmes in the world, this initiative will reduce the emission of carbon dioxide into the atmosphere by an estimated 135,000 metric tonnes annually, as well as helping to conserve fossil fuels.



Photography by Jack Li

The Group has made a commitment to sponsoring arts and culture, believing that in this way it can touch the lives of diverse members of the community. From international art permanently on public display in its buildings, to involvement with Arts with the Disabled and Shakespeare4All and its major sponsorship of the Hong Kong Philharmonic Orchestra, the aim is to culturally enrich the community that has helped the Group to grow and prosper.

SWIRE PACIFIC SUSTAINABLE DEVELOPMENT POLICY

We adopt this policy because:

- Long-term value creation for our shareholders depends on the sustainable development of our businesses and the communities in which we operate

- We wish to excel as corporate citizens

Our policy:

- ***Industry leadership:*** We will work with others to promote sustainable development in the industries in which we operate

- ***In our operations:*** We will meet or exceed all legal requirements and:

  - Be a good steward of the natural resources and biodiversity under our influence and ensure that all potential adverse impacts of our operations on the environment are identified and appropriately managed

  - Operate as far as is reasonably practicable in a manner which safeguards the health and safety of all our stakeholders

  - Strive to be an employer of choice by providing an environment in which all employees are treated fairly and with respect and can realise their full potential

  - Favour suppliers and contractors who promote sustainable development and encourage the responsible use of our products and services by our customers and consumers

  - Promote good relationships with the communities of which we are a part and enhance their capabilities while respecting people's culture and heritage

Making it happen:

- All companies in which Swire Pacific has a controlling interest will have action plans for applying this policy in a way which is relevant to their businesses. We will encourage other companies in which we have an interest as a shareholder or through our supply chain to implement similar policies

- We will encourage and empower our staff to be proactive on sustainable development matters both at work and in the community

- We will monitor our performance and report regularly

- We will review this policy periodically, having regard in particular to stakeholder dialogue

About the photographer
Jack Li is a hearing-impaired artist registered with the Arts with the Disabled Association Hong Kong. He has recently won the Gold Award for Photography at the 7th International Abilympics held in Japan. "Abilympics" is coined from the words "abilities and Olympics" and the event seeks to "realise a society where people with and without disabilities can enjoy equal rights and opportunities".

Financial Contents

Independent Auditor's Report

To the shareholders of Swire Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts of Swire Pacific Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 84 to 159, which comprise the consolidated and Company balance sheets as at 31st December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Accounts

The Directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 6th March 2008

Consolidated Profit and Loss Account

For the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M
Turnover	4	**21,553**	19,111
Cost of sales		**(11,479)**	(10,685)
Gross profit		**10,074**	8,426
Distribution costs		**(2,687)**	(2,318)
Administrative expenses		**(1,346)**	(1,133)
Other operating expenses		**(262)**	(205)
Other net gains	5	**1,354**	1,698
Change in fair value of investment properties		**19,446**	17,045
Operating profit		**26,579**	23,513
Finance charges		**(590)**	(617)
Finance income		**97**	113
Net finance charges	9	**(493)**	(504)
Share of profits less losses of jointly controlled companies		**621**	694
Share of profits less losses of associated companies		**3,684**	2,646
Profit before taxation		**30,391**	26,349
Taxation	10	**4,004**	3,582
Profit for the year		**26,387**	22,767
Attributable to:			
The Company's shareholders	11, 35	**26,260**	22,566
Minority interests	36	**127**	201
		26,387	22,767
Dividends			
Interim – paid		**1,366**	965
Final – proposed/paid		**3,533**	3,356
	12	**4,899**	4,321
		HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	13		
'A' shares		**17.26**	14.74
'B' shares		**3.45**	2.95

The notes on pages 89 to 140 and the principal accounting policies on pages 141 to 150 form part of these accounts.

Consolidated Balance Sheet

At 31st December 2007

	Note	2007 HK$M	2006 HK$M (Restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	14	**16,762**	8,869
Investment properties	15	**128,109**	104,368
Leasehold land and land use rights	16	**2,349**	1,084
Intangible assets	17	**860**	843
Jointly controlled companies	19	**5,761**	5,195
Associated companies	20	**23,224**	20,855
Available-for-sale investments	22	**365**	168
Long-term receivables		**7**	10
Long-term security deposits	31	**553**	339
Derivative financial instruments	23	**37**	26
Deferred expenditure		**38**	46
Deferred tax assets	32	**148**	159
Retirement benefit assets	33	**181**	187
		178,394	142,149
Current assets			
Properties for sale	24	**2,413**	1,218
Stocks and work in progress	25	**1,575**	1,394
Trade and other receivables	26	**3,053**	2,536
Derivative financial instruments	23	**15**	5
Bank balances and short-term deposits	27	**3,981**	1,859
		11,037	7,012
Current liabilities			
Trade and other payables	28	**7,423**	5,166
Provisions	29	**8**	45
Taxation payable		**278**	177
Derivative financial instruments	23	**-**	10
Bank overdrafts and short-term loans	31	**4,078**	803
Long-term loans and bonds due within one year	31	**170**	777
		11,957	6,978
Net current (liabilities)/assets		**(920)**	34
Total assets less current liabilities		**177,474**	142,183
Non-current liabilities			
Perpetual capital securities	30	**2,340**	2,330
Long-term loans and bonds	31	**20,486**	10,271
Derivative financial instruments	23	**45**	89
Deferred tax liabilities	32	**17,748**	14,268
Deferred income		**-**	36
Retirement benefit liabilities	33	**177**	165
		40,796	27,159
NET ASSETS		**136,678**	115,024
EQUITY			
Share capital	34	**910**	919
Reserves	35	**134,607**	113,495
Equity attributable to the Company's shareholders		**135,517**	114,414
Minority interests	36	**1,161**	610
TOTAL EQUITY		**136,678**	115,024

Christopher D Pratt
Clement K M Kwok
Directors
Hong Kong, 6th March 2008.

The notes on pages 89 to 140 and the principal accounting policies on pages 141 to 150 form part of these accounts.

Company Balance Sheet

At 31st December 2007

	Note	2007 HK$M	2006 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	14	**3**	1
Investment properties	15	**1,274**	374
Subsidiary companies	18	**14,459**	16,198
Jointly controlled companies	19	**124**	253
Associated companies	20	**1,877**	1,850
Available-for-sale investments	22	**83**	29
Long-term receivables		**1**	1
Retirement benefit assets	33	**103**	98
		17,924	18,804
Current assets			
Trade and other receivables	26	**239**	139
Bank balances and short-term deposits	27	**6**	4
		245	143
Current liabilities			
Trade and other payables	28	**2,341**	1,745
Taxation payable		**1**	2
		2,342	1,747
Net current liabilities		**(2,097)**	(1,604)
Total assets less current liabilities		**15,827**	17,200
Non-current liabilities			
Deferred tax liabilities	32	**62**	64
NET ASSETS		**15,765**	17,136
EQUITY			
Equity attributable to the Company's shareholders			
Share capital	34	**910**	919
Reserves	35	**14,855**	16,217
TOTAL EQUITY		**15,765**	17,136

Christopher D Pratt

Clement K M Kwok

Directors

Hong Kong, 6th March 2008

The notes on pages 89 to 140 and the principal accounting policies on pages 141 to 150 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M
Operating activities			
Cash generated from operations	41(a)	5,880	5,748
Interest paid		(942)	(826)
Interest received		95	114
Profits tax paid		(428)	(660)
		4,605	4,376
Dividends received from jointly controlled and associated companies		1,991	2,448
Net cash from operating activities		6,596	6,824
Investing activities			
Purchase of property, plant and equipment	41(b)	(7,907)	(1,671)
Additions of investment properties		(4,876)	(1,834)
Proceeds from disposals of property, plant and equipment		261	173
Proceeds from disposals of available-for-sale investments		–	399
Purchase of available-for-sale investments		(37)	(18)
Proceeds from investment properties disposals		283	377
Purchase of shareholdings in subsidiary companies		–	(6,759)
Purchase of shareholdings in jointly controlled companies		(2)	(567)
Loans to jointly controlled companies		(1,042)	(800)
Purchase of shareholdings in associated companies		(27)	(40)
Loans to associated companies		(3)	(47)
Purchase of intangible assets		(20)	(9)
Sale of shareholdings in jointly controlled companies		1,471	–
Repayment of loans from jointly controlled companies		271	133
Sale of shareholdings in associated companies		–	677
Repayment of loans from associated companies		128	81
Deferred expenditure incurred		(20)	(83)
Net cash used in investing activities		(11,520)	(9,988)
Net cash outflow before financing		(4,924)	(3,164)
Financing activities			
Loans drawn and refinancing		14,374	10,311
Repayment of loans and bonds		(1,559)	(1,325)
Repayment of perpetual capital securities		–	(2,336)
	41(c)	12,815	6,650
Capital contribution movement of minority interests	41(c)	484	(2)
Repurchase of the Company's shares	34	(1,296)	–
Security deposits placed	41(c)	(426)	(424)
Security deposits uplifted	41(c)	128	43
Dividends paid to the Company's shareholders	35	(4,722)	(3,200)
Dividends paid to minority interests	41(c)	(104)	(107)
Net cash generated from financing activities		6,879	2,960
Increase/(decrease) in cash and cash equivalents		1,955	(204)
Cash and cash equivalents at 1st January		1,682	1,877
Currency adjustment		11	9
Cash and cash equivalents at 31st December		3,648	1,682
Represented by:			
Bank balances and short-term deposits maturing within three months	27	3,684	1,687
Bank overdrafts		(36)	(5)
		3,648	1,682

The notes on pages 89 to 140 and the principal accounting policies on pages 141 to 150 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M (Restated)
At 1st January			
- as originally stated		115,091	100,772
- prior year adjustment		(67)	-
- as restated		115,024	100,772
Changes in cash flow hedges			
- recognised during the year	35	102	(60)
- deferred tax recognised	32, 35	(12)	15
- transferred to net finance charges	9, 35	(29)	(8)
- transferred to initial cost of non-financial assets	35	(6)	13
Net fair value gains on available-for-sale investments			
- recognised during the year	35, 36	160	(4)
- transferred to profit and loss account upon disposal	35	-	(122)
Share of reserves in jointly controlled and associated companies	35	221	272
Translation differences	35, 36	469	100
Others		–	4
Net income recognised directly in equity		905	210
Profit for the year		26,387	22,767
Total recognised income for the year		27,292	22,977
Repurchase of the Company's shares			
- nominal value of shares repurchased and cancelled	34	(9)	-
- premium paid on repurchases	35	(1,287)	-
Dividends paid			
- to the Company's shareholders	35	(4,722)	(3,200)
- to minority interests	36	(104)	(107)
Acquisition of minority interests in a subsidiary company	36	-	(5,416)
Net capital contribution from/(repaid to) minority interests	36	484	(2)
At 31st December		136,678	115,024

	2007 HK$M	2006 HK$M
Total recognised income for the year attributable to:		
The Company's shareholders	27,121	22,771
Minority interests	171	206
	27,292	22,977

The notes on pages 89 to 140 and the principal accounting policies on pages 141 to 150 form part of these accounts.

Notes to the Accounts

1. Changes in Accounting Standards

(a) The following new standards, amendments to standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") are effective for the year ended 31st December 2007.

HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of HKFRS 7 and the complementary amendment to HKAS 1 has resulted in new disclosures relating to financial instruments and how the Group manages its capital resources, but has no impact on the results or net assets for the year. HK(IFRIC)-Int 9 and HK(IFRIC)-Int 10 have no effect on the accounts for the year. HK(IFRIC)-Int 7 and 8 are not relevant to the Group's operations.

(b) The Group has not early adopted the following new standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The revised HKAS 1 introduces a number of changes to the presentation of the accounts, including a requirement for those fair value gains and losses currently presented in the consolidated statement of changes in equity to be presented in a statement of comprehensive income. The Group is required to apply this standard from 1st January 2009.

The revised HKAS 23 requires borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset to be capitalised as part of the cost of that asset. The Group is required to apply this amendment from 1st January 2009.

HKFRS 8 requires segmental information to be disclosed on the same basis as that used for internal reporting purposes. The Group is required to apply this standard from 1st January 2009.

HK(IFRIC)-Int 12 gives guidance on accounting for contractual arrangements in which private sector operators participate in the development or operation of infrastructure for public sector services. The Group is required to apply this interpretation from 1st January 2008.

1. Changes in Accounting Standards (continued)

(b) (continued)

HK(IFRIC)-Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive, a portion of the consideration received from the customer should be deferred until the customer loyalty incentive is redeemed. The Group is required to apply this interpretation from 1st January 2009.

HK(IFRIC)-Int 14 provides guidance on the recognition and funding of retirement benefit scheme assets and liabilities. The Group is required to apply this interpretation from 1st January 2008.

Impact of New Standards and Interpretations Yet to be Adopted

The adoption of HK(IFRIC)-Int 13 will affect the share of profit from Cathay Pacific as the airline will apply the new interpretation to the accounting for its airline loyalty scheme. Cathay Pacific is currently assessing the impact of this interpretation on its results and net assets from 1st January 2009.

HK(IFRIC)-Int 11 is not relevant as the Group currently does not engage in share-based payment transactions.

It is not anticipated that the other new standards and interpretations will have a significant impact on the Group's results or net assets.

2. Financial Risk Management

Structure and Policies

In the normal course of business the Group is exposed to financial risks attributable to interest rates, currency, credit and liquidity.

The Group Finance Committee maintains and develops the Group's financial risk management policies and procedures which are implemented by the Company's Treasury department, within an agreed framework authorised by the Board.

The Treasury department manages the majority of the Group's funding needs, as well as any resulting interest rate, currency, credit and liquidity risks. Operating subsidiaries manage currency and credit exposures that are specific to their trading transactions.

It is the Group's policy not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the Group has minimised its exposure to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged. Accounting for derivative financial instruments and hedging activities is discussed on pages 146 to 148.

The Group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis. The Group's non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. The Company may provide financial support by way of guarantees to its non-listed associated and jointly controlled companies in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The Group's interest rate risk arises primarily from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group earns interest income on cash deposits.

2. Financial Risk Management (continued)

Interest Rate Exposure (continued)

The Group maintains a significant proportion of debt on a fixed rate basis to ensure certainty of funding costs. The level of fixed rate debt for the Group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the Group's businesses and investments. In this regard the Group uses interest rate swaps to manage its long-term interest rate exposure. The Group Finance Director approves all interest rate hedges prior to implementation.

On a quarterly basis, the Treasury department calculates the Group's exposure to interest rate fluctuations on forecast earnings and cash flows by performing simulations which flex forecast interest rates. The Treasury department reports these metrics and its recommendations to the Finance Committee.

Based on the simulations performed at year-end, the impact of a 100 basis-points increase or decrease in market interest rates from the rates applicable at 31st December, with all other variables held constant, would have been:

	100 basis-points increase in interest rates HK$M	100 basis-points decrease in interest rates HK$M
At 31st December 2007		
Impact on profit and loss account: (loss)/gain	(122)	122
Impact on equity: gain/(loss)	21	(21)
At 31st December 2006		
Impact on profit and loss account: (loss)/gain	(22)	22
Impact on equity: gain/(loss)	35	(35)

This analysis is based on a hypothetical situation, as in practice market interest rates rarely change in isolation, and should not be considered a projection of likely future profits or losses. The analysis assumes the following:

- Changes in market interest rates affect the interest income or expense of floating rate financial instruments
- Changes in market interest rates only affect interest income or expense in relation to fixed rate financial instruments if these are recognised at fair value.
- Changes in market interest rates affect the fair value of derivative financial instruments.
- All other financial assets and liabilities are held constant.

Currency Exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily with respect to US dollars, Renminbi and New Taiwan dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group's policy is to fully hedge all highly probable transactions in each major currency where their value or time to execution give rise to a significant currency exposure, provided that the cost of the foreign exchange forward or derivative contract is not prohibitively expensive in comparison to the underlying exposure.

Exposure to movements in exchange rates on transactions other than borrowings is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist.

2. Financial Risk Management (continued)

Currency Exposure (continued)

At the year-end, the Group has hedged all its significant foreign currency funding exposures with the exception of its US$300 million 8.84% Perpetual Capital Securities callable in 2017. The principal amount of these instruments is not hedged as the Group has no requirement to redeem them. The coupon payments on these instruments are naturally hedged by US dollar denominated income streams generated by those subsidiaries whose functional currency is the US dollar.

Exposure arising from the Group's investments in operating subsidiaries with net assets denominated in foreign currencies is reduced, where practical, by providing funding in the same currency.

Foreign currency funding and deposit exposure is monitored by the Treasury department on an ongoing basis and any hedging proposal is presented to the Finance Committee. On a quarterly basis, the Treasury department performs sensitivity testing of the Group's exposure to foreign exchange rate fluctuations from unhedged foreign currency denominated debt on forecast earnings and cash flows by flexing forecast foreign exchange rates. The results of these simulations are used to assess whether a position should remain unhedged.

Based on the simulations performed at 31st December, the impact on the Group's profit and loss account and equity of a strengthening or weakening in the Hong Kong dollar against the US dollar from the year-end rate of 7.80 (2006: 7.78) would have been:

	Strengthening in HK$ to lower peg limit (7.75) HK$M	Weakening in HK$ to upper peg limit (7.85) HK$M
At 31st December 2007		
Impact on profit and loss account: gain/(loss)	**23**	**(23)**
Impact on equity: (loss)/gain	**(45)**	**45**
At 31st December 2006		
Impact on profit and loss account: gain/(loss)	19	(53)
Impact on equity: (loss)/gain	(25)	64

This analysis is based on a hypothetical situation, as in practice market exchange rates rarely change in isolation, and should not be considered a projection of likely future profits or losses. The analysis assumes that all foreign currency cash flow hedges are expected to be highly effective. For the purpose of this analysis, currency risk does not arise from financial assets or liabilities denominated in the functional currencies of the Company and its subsidiary companies.

Credit Exposure

The Group's credit risk is primarily attributable to trade and other receivables with wholesale customers, cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. Individual operations are responsible for setting credit terms appropriate to their industry practice and assessing the credit profile of individual customers.

Typically sales to retail customers are made by cash or major credit cards. The Group has no significant credit risk with any one customer.

2. Financial Risk Management (continued)

Credit Exposure (continued)

When depositing surplus funds or entering into derivative contracts, the Group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. Counterparty credit exposure limits for financial institutions are proposed by the Treasury department and approved by the Group Finance Director. The Treasury department monitors the counterparties' credit ratings and issues an approved list of counterparties with their limits on a quarterly basis to all subsidiaries. Group companies require prior approval from the Treasurer to transact with counterparties not on the approved list.

The Group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

The maximum credit risk in respect of contingencies is disclosed in note 38.

Liquidity Risk

The Group takes liquidity risk into consideration when deciding its sources of funds and their respective tenors, so as to avoid over reliance on funds from any one source and to prevent substantial refinancing in any one period. The Group maintains significant undrawn committed revolving credit facilities and cash deposits to further reduce liquidity risk and allow for flexibility in meeting funding requirements.

During the year the Group decided to increase the level of undrawn committed revolving credit facilities and cash deposits such that it now aims to maintain immediate access to committed funds to meet its refinancing and capital commitments for the following 12 months on a rolling basis, excluding its onshore Renminbi debt funding where forward commitments are not readily available.

The Treasury department produces a forecast funding plan for the Group on a quarterly basis and a summary forecast on a monthly basis, to assess the committed and probable funding requirements. This includes an analysis of debt refinancing by year and by source of funds. The Treasurer presents the forecast funding plan together with funding proposals to the Group Finance Director on a regular basis, and to the Finance Committee at its meetings.

2. Financial Risk Management (continued)

The tables below analyse the contractual undiscounted cash flows of the Group's and the Company's financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the earliest date the Group and the Company can be required to pay:

Group

At 31st December 2007

	Note	Carrying amount HK$M	Total contractual undiscounted cash flow HK$M	Within 1 year or on demand HK$M	More than 1 year but less than 2 years HK$M	More than 2 years but less than 5 years HK$M	More than 5 years HK$M
Trade creditors	28	1,105	1,105	1,105	–	–	–
Amounts due to intermediate holding company	28	97	97	97	–	–	–
Amounts due to jointly controlled companies	28	1	1	1	–	–	–
Amounts due to associated companies	28	51	51	51	–	–	–
Interest-bearing advances from jointly controlled companies	28	134	134	134	–	–	–
Advances from minority interests	28	116	116	116	–	–	–
Rental deposits from tenants	28	1,801	1,801	765	225	619	192
Other payables	28	4,118	4,118	4,088	23	7	–
Borrowings (including interest obligations)	31	24,734	27,687	4,732	1,951	13,583	7,421
Derivative financial instruments	23	45	45	–	–	–	45
		32,202	35,155	11,089	2,199	14,209	7,658

2. Financial Risk Management (continued)

Group (continued)

At 31st December 2006

	Note	Carrying amount HK$M	Total contractual undiscounted cash flow HK$M	Within 1 year or on demand HK$M	More than 1 year but less than 2 years HK$M	More than 2 years but less than 5 years HK$M	More than 5 years HK$M
Trade creditors	28	965	965	965	–	–	–
Amounts due to intermediate holding company	28	91	91	91	–	–	–
Amounts due to jointly controlled companies	28	12	12	12	–	–	–
Amounts due to associated companies	28	57	57	57	–	–	–
Interest-bearing advances from jointly controlled companies	28	339	339	339	–	–	–
Interest-bearing advances from associated companies	28	151	151	151	–	–	–
Advances from minority interests	28	116	116	116	–	–	–
Rental deposits from tenants	28	1,437	1,437	601	223	489	124
Other payables	28	1,998	1,998	1,983	7	7	1
Borrowings (including interest obligations)	31	11,851	15,079	1,995	470	4,859	7,755
Derivative financial instruments	23	99	99	10	–	–	89
		17,116	20,344	6,320	700	5,355	7,969

2. Financial Risk Management (continued)

Company

At 31st December 2007

	Note	Carrying amount HK$M	Total contractual undiscounted cash flow HK$M	Within 1 year or on demand HK$M	More than 1 year but less than 2 years HK$M	More than 2 years but less than 5 years HK$M	More than 5 years HK$M
Amounts due to intermediate holding company	28	18	18	18	–	–	–
Amounts due to subsidiary companies	28	2,259	2,259	2,259	–	–	–
Other payables	28	64	64	64	–	–	–
		2,341	2,341	2,341	–	–	–

At 31st December 2006

	Note	Carrying amount HK$M	Total contractual undiscounted cash flow HK$M	Within 1 year or on demand HK$M	More than 1 year but less than 2 years HK$M	More than 2 years but less than 5 years HK$M	More than 5 years HK$M
Amounts due to intermediate holding company	28	31	31	31	–	–	–
Amounts due to subsidiary companies	28	1,661	1,661	1,661	–	–	–
Other payables	28	53	53	53	–	–	–
		1,745	1,745	1,745	–	–	–

Price Risk

The Group is exposed to price risk in relation to listed equity securities held as available-for-sale investments (see note 22). Management regularly reviews the expected returns from holding such investments, on an individual basis.

Capital Management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits to other stakeholders, and to secure access to finance at a reasonable cost. The Group's long-term strategy during the year, which was unchanged from 2006, was to maintain a capital structure appropriate for long-term credit ratings of A3 to A1 on Moody's scale, A– to A+ on Standard & Poor's scale, and A– to A+ on Fitch's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. At 31st December 2007 the Group's long-term credit ratios were A3 from Moody's, A– from Standard & Poor's, and A from Fitch.

2. Financial Risk Management (continued)

Capital Management (continued)

Swire Pacific has entered into financial covenants in respect of gearing limits and maintenance of minimum adjusted consolidated tangible net worth*, to secure funding for itself and its subsidiaries. These covenants are set out below:

	Covenant limits	2007	2006
Gearing			
Consolidated borrowed money*/adjusted consolidated* net worth*	≤ 200%	**16.5%**	10.4%
Secured consolidated borrowed money/adjusted consolidated net worth	≤ 100%	**0.5%**	0.4%
	HK$M	**HK$M**	HK$M
Maintenance of minimum adjusted consolidated tangible net worth			
Adjusted consolidated tangible net worth*	≥ 20,000	**135,818**	114,181

* Refer to Glossary on page 176 for definition

These financial covenants, together with the long-term credit rating objective, establish the framework within which the capital structure of the Group is determined.

During the year the Group complied with all the financial covenants to which it is subject.

The Group considers a number of metrics in monitoring its capital structure, which principally include the gearing ratio and cash interest cover and the return cycle of its various investments. For the purpose of the gearing ratio, the Group defines net debt as total borrowings (comprising borrowings net of security deposits plus perpetual capital securities issued by the Group) less short-term deposits and bank balances and certain available-for-sale investments. Capital comprises total equity, as shown in the consolidated balance sheet.

In order to maintain or adjust the gearing ratio, the Group may adjust the amount of dividends paid to shareholders, issue or repurchase shares, raise new debt financing or sell assets to reduce debt. The gearing ratios at 31st December 2007 and 31st December 2006 were as follows:

	Note	2007 HK$M	2006 HK$M (Restated)
Perpetual Capital Securities	30	**2,340**	2,330
Borrowings net of security deposits	31	**24,011**	11,427
Total borrowings		**26,351**	13,757
Less:			
Short-term deposits and bank balances (excluding security deposits)	27	**(3,811)**	(1,774)
Certain available-for-sale investments		**(48)**	(53)
		(3,859)	(1,827)
Net debt		**22,492**	11,930
Total equity		**136,678**	115,024
Gearing ratio		**16.5%**	10.4%

The increase in the gearing ratio during 2007 resulted primarily from borrowings issued to finance investments.

3. Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the accounts are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Estimates of Fair Value of Investment Properties

DTZ Debenham Tie Leung ("DTZ") were engaged to carry out an independent valuation of the Group's investment property portfolio as at 31st December 2007. This valuation was carried out in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion".

DTZ has derived the valuation of the Group's investment property portfolio by capitalising the rental income derived from existing tenancies with due provision for reversionary income potential. The assumptions are based on market conditions existing at the balance sheet date.

Management has reviewed the DTZ valuation and compared it with its own assumptions, with reference to comparable sales transaction data where such information is available, and has concluded that the DTZ valuation of the Group's investment property portfolio is reasonable.

(b) Impairment of Assets

The Group tests at least annually whether goodwill and other assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. These calculations require the use of estimates.

(c) Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

4. Turnover

The Company is a limited liability company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 151 to 159.

Turnover represents sales by the Company and its subsidiary companies to external customers and comprises revenue from:

	Group	
	2007 HK$M	2006 HK$M
Gross rental income from investment properties	**5,551**	4,779
Charter hire income	**3,104**	1,997
Property trading	**10**	554
Sales of investment properties	**283**	377
Rendering of services	**243**	109
Sales of goods	**12,362**	11,295
	21,553	19,111

5. Other Net Gains

	Group	
	2007 HK$M	2006 HK$M
Other net gains include the following:		
Fair value gains/(losses) on derivative instruments		
– forward contracts: fair value hedges	**–**	15
– forward contracts: transactions not qualifying as hedges	**–**	(1)
Profit on shareholding realignment of associated companies	**–**	1,334
Profit on sale of shares in associated companies	**–**	5
Profit on sale of jointly controlled companies	**1,122**	–
Profit on sale of available-for-sale investments	**–**	201
Profit on sale of property, plant and equipment	**215**	78
Net foreign exchange losses	**(45)**	(13)

6. Expenses by Nature

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

	Group	
	2007 HK$M	2006 HK$M
Direct operating expenses of investment properties that		
– generate rental income	**976**	916
– did not generate rental income	**62**	77
Cost of sales of investment properties	**193**	377
Cost of stocks sold	**8,216**	7,711
Write-down of stocks and work in progress	**57**	47
Depreciation of property, plant and equipment (note 14)	**683**	562
Amortisation of		
leasehold land and land use rights (note 16)	**5**	1
intangible assets (note 17)	**13**	12
deferred expenditure	**23**	23
Staff costs	**2,900**	2,564
Operating lease rentals		
properties	**241**	189
other equipment	**48**	37
Auditors' remuneration		
audit services	**14**	11
tax services	**9**	8
other services	**2**	2

7. Segment Information

(a) Primary reporting format – business segments by division:

	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to the Company's shareholders HK$M
Year ended 31st December 2007								
Property								
Property investment	5,663	4,040	(802)	46	12	3,296	2,949	2,950
Property trading	10	(33)	9	(46)	-	(70)	(42)	(42)
Sales of investment properties	283	90	-	-	-	90	111	111
Hotels	148	6	-	32	136	174	174	174
Change in fair value of investment properties	-	19,377	-	98	55	19,530	16,032	16,032
	6,104	**23,480**	**(793)**	**130**	**203**	**23,020**	**19,224**	**19,225**
Aviation								
Cathay Pacific group	-	-	-	-	2,680	2,680	2,680	2,680
Aircraft engineering	-	-	-	-	469	469	469	469
Cargo handling	-	-	-	-	273	273	273	181
	-	**-**	**-**	**-**	**3,422**	**3,422**	**3,422**	**3,330**
Beverages								
Hong Kong	1,692	166	(2)	-	-	164	148	134
Taiwan	1,027	36	(5)	1	-	32	32	27
USA	3,294	351	3	-	-	354	272	272
Mainland China	1,053	(32)	(19)	190	-	139	131	113
Central costs	-	(38)	-	-	-	(38)	(40)	(39)
	7,066	**483**	**(23)**	**191**	**-**	**651**	**543**	**507**
Marine Services								
Ship owning and operating	3,104	1,503	(44)	8	-	1,467	1,405	1,405
Ship repair, engineering and harbour towage	-	-	-	59	-	59	59	59
Container terminal operations	-	-	-	8	-	8	8	8
Sale of container terminal operations	-	1,078	-	-	-	1,078	1,078	1,078
	3,104	**2,581**	**(44)**	**75**	**-**	**2,612**	**2,550**	**2,550**
Trading & Industrial								
Car distribution	3,398	124	3	-	-	127	97	97
Shoe and apparel distribution	1,521	31	(1)	8	59	97	90	90
Waste services	-	-	-	84	-	84	84	84
Beverage can supply	-	-	-	38	-	38	38	38
Paint supply	-	-	-	95	-	95	95	95
Other activities	461	(20)	1	-	-	(19)	(20)	(20)
Change in fair value of investment properties	-	19	-	-	-	19	15	15
	5,380	**154**	**3**	**225**	**59**	**441**	**399**	**399**
Head Office								
Income/expenses	158	(169)	364	-	-	195	210	210
Change in fair value of investment properties	-	50	-	-	-	50	39	39
	158	**(119)**	**364**	**-**	**-**	**245**	**249**	**249**
Inter-segment elimination	(259)	-	-	-	-	-	-	-
Total	21,553	26,579	(493)	621	3,684	30,391	26,387	26,260

7. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to the Company's shareholders HK$M
Year ended 31st December 2006								
Property								
Property investment	4,872	3,450	(750)	33	13	2,746	2,476	2,408
Property trading	554	190	25	(76)	-	139	68	67
Sales of investment properties	180	-	-	-	-	-	30	30
Hotels	27	2	-	9	115	126	126	126
Sale of available-for-sale investments	-	155	-	-	-	155	155	155
Change in fair value of investment properties	-	16,990	-	56	117	17,163	14,067	14,065
Write-back of provision for trading properties	-	-	-	132	-	132	132	132
	5,633	20,787	(725)	154	245	20,461	17,054	16,983
Aviation								
Cathay Pacific group	-	-	-	-	1,700	1,700	1,700	1,700
Aircraft engineering	-	-	-	-	379	379	379	379
Cargo handling	-	-	-	-	288	288	288	192
Profit on share realignment	-	1,334	-	-	-	1,334	1,334	1,334
	-	1,334	-	-	2,367	3,701	3,701	3,605
Beverages								
Hong Kong	1,536	156	(2)	-	-	154	139	126
Taiwan	988	56	(3)	1	-	54	41	34
USA	3,025	308	(7)	-	-	301	239	239
Mainland China	201	(75)	-	199	-	124	123	109
Central costs	-	(28)	-	-	-	(28)	(28)	(28)
	5,750	417	(12)	200	-	605	514	480
Marine Services								
Ship owning and operating	1,997	740	(35)	35	-	740	701	701
Ship repair, engineering and harbour towage	-	-	-	51	-	51	51	51
Container terminal operations	-	-	-	82	-	82	82	82
	1,997	740	(35)	168	-	873	834	834
Trading & Industrial								
Car distribution	3,845	183	(2)	-	-	181	135	135
Shoe and apparel distribution	1,303	88	(1)	-	34	121	108	108
Waste services	-	-	-	82	-	82	82	82
Beverage can supply	-	-	-	26	-	26	26	26
Paint supply	-	-	-	64	-	64	64	64
Other activities	475	5	2	-	-	7	7	7
Change in fair value of investment properties	-	27	-	-	-	27	22	22
	5,623	303	(1)	172	34	508	444	444
Head Office								
Income/expenses	152	(96)	269	-	-	173	174	174
Sale of investment properties	197	-	-	-	-	-	23	23
Change in fair value of investment Properties	-	28	-	-	-	28	23	23
	349	(68)	269	-	-	201	220	220
Inter-segment elimination	(241)	-	-	-	-	-	-	-
Total	19,111	23,513	(504)	694	2,646	26,349	22,767	22,566

7. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of turnover

	Turnover					
	2007			2006		
	External HK$M	Inter-segment HK$M	Total HK$M	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	5,619	44	5,663	4,834	38	4,872
Property trading	10	–	10	554	–	554
Sales of investment properties	283	–	283	180	–	180
Hotels	148	–	148	27	–	27
Beverages	7,066	–	7,066	5,750	–	5,750
Marine Services	3,104	–	3,104	1,997	–	1,997
Trading & Industrial	5,306	74	5,380	5,554	69	5,623
Head Office	17	141	158	215	134	349
Inter-segment elimination	–	(259)	(259)	–	(241)	(241)
Segment revenue to external customers	21,553	–	21,553	19,111	–	19,111

Sales between business segments are accounted for at competitive market prices charged to external customers for similar goods and services.

Analysis of total assets and total liabilities of the Group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)
Segment assets	141,050	108,670	–	–	4,059	3,755	7,217	6,026	1,861	1,781	1,529	469	155,716	120,701
Deferred tax assets (note 1)	44	60	–	–	74	59	–	–	22	24	8	16	148	159
Jointly controlled companies	4,071	3,048	39	39	1,030	982	(59)	523	680	603	–	–	5,761	5,195
Associated companies	913	905	22,144	19,835	–	–	33	30	134	85	–	–	23,224	20,855
Bank deposits & securities (note 1)	2,029	582	–	–	398	401	956	585	437	107	762	576	4,582	2,251
Total assets	148,107	113,265	22,183	19,874	5,561	5,197	8,147	7,164	3,134	2,600	2,299	1,061	189,431	149,161
Segment liabilities	4,229	2,328	–	–	1,513	1,358	627	517	911	746	373	562	7,653	5,511
Current and deferred tax liabilities (note 1)	17,653	14,103	–	–	247	237	68	36	12	32	46	37	18,026	14,445
Borrowings (note 1)	27,797	16,891	–	–	678	795	725	2,362	278	12	(2,404)	(5,879)	27,074	14,181
Total liabilities	49,679	33,322	–	–	2,438	2,390	1,420	2,915	1,201	790	(1,985)	(5,280)	52,753	34,137
Minority interests	797	292	30	32	334	286	–	–	–	–	–	–	1,161	610
Equity attributable to the Company's shareholders	97,631	79,651	22,153	19,842	2,789	2,521	6,727	4,249	1,933	1,810	4,284	6,141	135,517	114,414
Borrowings comprise:														
External borrowings	3,178	14	–	–	197	258	723	424	332	54	22,644	13,431	27,074	14,181
Inter-segment borrowings (note 2)	24,619	16,877	–	–	481	537	2	1,938	(54)	(42)	(25,048)	(19,310)	–	–
Total	27,797	16,891	–	–	678	795	725	2,362	278	12	(2,404)	(5,879)	27,074	14,181

Notes:

(1) Current and deferred taxation, bank deposits & securities and borrowings are allocated on an actual basis.

(2) Excludes equity loans from head office.

7. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of capital expenditure and depreciation/amortisation

	Capital expenditure		Depreciation		Amortisation	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
Property	**12,157**	2,813	**53**	34	**28**	15
Beverages	**316**	280	**300**	258	**11**	19
Marine Services	**1,385**	1,322	**297**	237	**–**	1
Trading & Industrial	**46**	39	**33**	32	**2**	1
Head Office	**831**	2	**–**	1	**–**	–
	14,735	4,456	**683**	562	**41**	36

Capital expenditure comprises additions to property, plant and equipment (note 14), investment properties (note 15), leasehold land and land use rights (note 16) and intangible assets (note 17) including additions resulting from acquisitions through business combinations (note 42).

(b) Secondary reporting format – geographical segments:

The activities of the Group are principally based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the Group by principal markets is outlined below:

	Turnover		Operating profit	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Hong Kong	**8,978**	8,102	**24,608**	22,019
Asia (excluding Hong Kong)	**6,024**	5,437	**129**	235
United States of America	**3,299**	3,548	**330**	517
United Kingdom	**148**	27	**9**	2
Ship owning and operating	**3,104**	1,997	**1,503**	740
	21,553	19,111	**26,579**	23,513

	Segment assets		Capital expenditure	
	2007 HK$M	2006 HK$M (Restated)	**2007 HK$M**	2006 HK$M
Hong Kong	**135,470**	108,897	**6,641**	2,724
Asia (excluding Hong Kong)	**9,851**	3,398	**6,326**	277
United States of America	**2,585**	2,046	**129**	123
United Kingdom	**593**	334	**254**	10
Ship owning and operating	**7,217**	6,026	**1,385**	1,322
	155,716	120,701	**14,735**	4,456

8. Directors' and Executive Officers' Emoluments

The five highest paid individuals in the Group in both 2007 and 2006 were Directors or Executive Officers, whose total emoluments are shown below:

	Cash			Non cash				
	Salary/fees (note a) HK$'000	Bonus (note b) HK$'000	Allowances and benefits HK$'000	Retirement schemes contributions HK$'000	Bonus payable into retirement schemes (note b) HK$'000	Housing benefits HK$'000	Total 2007 HK$'000	Total 2006 HK$'000
Executive Directors								
C D Pratt (from 1st February 2006)	4,708	4,236	222	824	1,209	4,208	15,407	11,693
P N L Chen	2,345	2,453	982	185	–	–	5,965	–
M Cubbon	3,159	3,035	524	553	959	3,062	11,292	10,747
D Ho	1,523	2,325	538	68	–	1,301	5,755	7,537
K G Kerr	5,151	4,461	256	57	–	2,722	12,647	11,764
J R Slosar (from 12th May 2006)	1,691	1,709	207	450	552	972	5,581	6,358
D M Turnbull (to 31st January 2006)	–	–	–	–	–	–	–	1,618
Non-Executive Directors								
Baroness Dunn							–	–
J W J Hughes-Hallett							–	–
P A Johansen							–	–
Sir Adrian Swire							–	–
Independent Non-Executive Directors								
V H C Cheng	200	–	–	–	–	–	200	200
C K M Kwok	450	–	–	–	–	–	450	400
C Lee	400	–	–	–	–	–	400	400
M C C Sze	200	–	–	–	–	–	200	200
M M T Yang	200	–	–	–	–	–	200	200
Total 2007	**20,027**	**18,219**	**2,729**	**2,137**	**2,720**	**12,265**	**58,097**	**–**
Total 2006	17,576	14,196	2,300	2,126	2,297	12,622	–	51,117
Executive Officers								
C D Pratt (to 31st January 2006)	–	–	–	–	–	–	–	756
J R Slosar (to 11th May 2006)	–	–	–	–	–	–	–	3,408
G L Cundle (from 1st June 2006)	1,770	1,154	263	310	675	2,339	6,511	1,798
H A S Crawford (from 1st May 2007)	1,038	493	372	182	493	1,372	3,950	–
Total 2007	**2,808**	**1,647**	**635**	**492**	**1,168**	**3,711**	**10,461**	**–**
Total 2006	1,726	1,504	179	402	626	1,525	–	5,962

(a) Independent Non-Executive Directors receive fees as members of the Board and its committees. Executive Directors receive salaries.
(b) Bonuses are not yet approved for 2007 and consequently the amounts disclosed above are estimated amounts.
(c) Emoluments for the Executive Directors and Officers represent the amount charged to the Group.

9. Net Finance Charges

	Group			
	2007		2006	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		(389)		(121)
Other loans and bonds:				
Wholly repayable within five years	(68)		(82)	
Not wholly repayable within five years	(558)		(589)	
		(626)		(671)
Fair value gains/(losses) on derivative instruments:				
Interest rate swaps: cash flow hedges, transferred from equity (note 35)	29		8	
Interest rate swaps: fair value hedges	6		3	
Interest rate swaps: not qualifying as hedges	(3)		-	
		32		11
Fair value losses on financial liabilities		(8)		(15)
Amortised loan fees – loans at amortised cost		(14)		(22)
Deferred into properties under development for sale		9		1
Capitalised on:				
Investment properties	156		87	
Properties	204		46	
Vessels	46		61	
Jointly controlled companies	-		6	
		406		200
		(590)		(617)
Interest income on:				
Short-term deposits and bank balances	34		32	
Other loans	63		81	
		97		113
Net finance charges		(493)		(504)

The capitalisation rates applied to funds borrowed generally and used for the development of investment properties and properties for sale are between 3.50% and 5.70% per annum (2006: 3.86% and 6.89% per annum).

The total interest charged on borrowings held at amortised cost (after interest rate swaps) was HK$973 million (2006: HK$765 million).

10. Taxation

	Group			
	2007		2006	
	HK$M	HK$M	HK$M	HK$M
Current taxation:				
Hong Kong profits tax	310		195	
Overseas taxation	229		197	
Over-provisions in prior years	(21)		(6)	
		518		386
Deferred taxation:				
Change in fair value of investment properties	3,436		2,985	
Origination and reversal of temporary differences	50		211	
		3,486		3,196
		4,004		3,582

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the Group is assessable for tax.

The tax charge on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate of the Company as follows:

	2007 HK$M	2006 HK$M
Profit before taxation	30,391	26,349
Calculated at a tax rate of 17.5% (2006: 17.5%)	5,318	4,611
Share of profits less losses of jointly controlled and associated companies	(753)	(585)
Effect of different tax rates in other countries	42	(46)
Income not subject to tax	(496)	(334)
Expenses not deductible for tax purposes	24	29
Unused tax losses not recognised	13	8
Utilisation of previously unrecognised tax losses	(95)	(93)
Over-provisions in prior years	(21)	(6)
Others	(28)	(2)
Tax charge	4,004	3,582

The Group's share of jointly controlled and associated companies' taxation of HK$181 million and HK$514 million respectively (2006: HK$309 million and HK$517 million) is included in the share of profits less losses of jointly controlled and associated companies shown in the consolidated profit and loss account.

11. Profit Attributable to the Company's Shareholders

Of the profit attributable to the Company's shareholders, HK$4,630 million (2006: HK$4,065 million) is dealt with in the accounts of the Company.

12. Dividends

	Company 2007 HK$M	2006 HK$M
Interim dividend paid on 3rd October 2007 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share (2006: HK¢63.0 and HK¢12.6)	**1,366**	965
Proposed final dividend of HK¢233.0 per 'A' share and HK¢46.6 per 'B' share (2006 actual dividend paid: HK¢220.0 and HK¢44.0)	**3,533**	3,356
	4,899	4,321

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The actual amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2008.

13. Earnings per Share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$26,260 million (2006: HK$22,566 million) by the weighted average number of 920,763,201 'A' shares and 3,003,486,271 'B' shares in issue during the year (2006: 930,375,385 'A' shares and 3,003,486,271 'B' shares) in the proportion five to one.

14. Property, Plant and Equipment

	Group				Company
	Property HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Plant and machinery HK$M
Cost:					
At 1st January 2007	**2,780**	**4,339**	**7,143**	**14,262**	**25**
Translation differences	**209**	**39**	**21**	**269**	**–**
Additions	**6,311**	**549**	**1,272**	**8,132**	**3**
Disposals	**–**	**(187)**	**(249)**	**(436)**	**(1)**
Net transfer from investment properties (note 15)	**225**	**–**	**–**	**225**	**–**
Transfer to leasehold land (note 16)	**(1)**	**–**	**–**	**(1)**	**–**
Net transfer from stocks	**–**	**22**	**–**	**22**	**–**
Amortisation from leasehold land and land use rights capitalised (note 16)	**16**	**–**	**–**	**16**	**–**
At 31st December 2007	**9,540**	**4,762**	**8,187**	**22,489**	**27**
Accumulated depreciation and impairment:					
At 1st January 2007	**596**	**3,103**	**1,694**	**5,393**	**24**
Translation differences	**3**	**18**	**5**	**26**	**–**
Charge for the year (note 6)	**59**	**341**	**283**	**683**	**1**
Disposals	**–**	**(172)**	**(218)**	**(390)**	**(1)**
Net transfer from stocks	**–**	**19**	**–**	**19**	**–**
Net transfer to investment properties (note 15)	**(4)**	**–**	**–**	**(4)**	**–**
At 31st December 2007	**654**	**3,309**	**1,764**	**5,727**	**24**
Net book value:					
At 31st December 2007	**8,886**	**1,453**	**6,423**	**16,762**	**3**

14. Property, Plant and Equipment (continued)

	Group				Company
	Property HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Plant and machinery HK$M
Cost:					
At 1st January 2006	2,221	3,984	5,982	12,187	30
Translation differences	24	16	17	57	–
Change in Group	321	307	–	628	–
Additions	219	243	1,316	1,778	–
Disposals	(102)	(211)	(172)	(485)	(5)
Net transfer from investment properties (note 15)	15	–	–	15	–
Amortisation from leasehold land and land use rights capitalised (note 16)	10	–	–	10	
Transfer to stocks	72	–	–	72	–
At 31st December 2006	2,780	4,339	7,143	14,262	25
Accumulated depreciation and impairment:					
At 1st January 2006	587	3,007	1,618	5,212	28
Translation differences	3	9	4	16	–
Charge for the year (note 6)	49	284	229	562	1
Disposals	(36)	(197)	(157)	(390)	(5)
Net transfer to investment properties (note 15)	(7)	–	–	(7)	–
At 31st December 2006	596	3,103	1,694	5,393	24
Net book value:					
At 31st December 2006	2,184	1,236	5,449	8,869	1

At 31st December 2007 and 2006 none of the Group's property, plant and equipment was pledged as security for the Group's long-term loans.

Property and vessels include costs of HK$6,790 million (2006: HK$385 million) and HK$881 million (2006: HK$253 million) in respect of assets under construction. On completion, HK$5,758 million (2006: HK$241 million) of property assets under construction are expected to be transferred to investment properties.

15. Investment Properties

	Group			Company
	Completed HK$M	Under redevelopment HK$M	Total HK$M	Total HK$M
At 1st January 2007	**96,862**	**7,506**	**104,368**	**374**
Additions	**2,576**	**4,006**	**6,582**	**817**
Disposals	**(186)**	**(3)**	**(189)**	-
Transfer between category	**(563)**	**563**	-	-
Net transfer to property, plant and equipment (note 14)	**(229)**	-	**(229)**	-
Net transfer to leasehold land (note 16)	**(1,250)**	-	**(1,250)**	-
Transfer to properties for sale	-	**(619)**	**(619)**	-
Fair value gains	**18,074**	**1,372**	**19,446**	**83**
At 31st December 2007	**115,284**	**12,825**	**128,109**	**1,274**
At 1st January 2006	81,264	5,342	86,606	514
Additions	409	1,512	1,921	2
Disposals	(379)	-	(379)	(197)
Net transfer to property, plant and equipment (note 14)	(22)	-	(22)	-
Net transfer (to)/from leasehold land (note 16)	(218)	12	(206)	-
Transfer to properties for sale	-	(597)	(597)	-
Fair value gains	15,808	1,237	17,045	55
At 31st December 2006	96,862	7,506	104,368	374

(a) Investment properties, whether completed or in the course of redevelopment, were valued on the basis of open market value at 31st December 2007 by DTZ Debenham Tie Leung, independent professional valuers.

(b) The Group's interests in investment properties are held in Hong Kong and the lease terms are as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
On medium-term lease (10 to 50 years)	**31,180**	26,120	**159**	141
On long-term lease (over 50 years)	**96,929**	78,248	**1,115**	233
	128,109	104,368	**1,274**	374

(c) At 31st December 2007, the Group had unprovided contractual obligations for future repairs and maintenance of HK$134 million (2006: HK$148 million).

16. Leasehold Land and Land Use Rights

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	Group	
	2007 HK$M	2006 HK$M
At 1st January	1,084	822
Translation differences	35	15
Change in Group	–	52
Net transfer from investment properties (note 15)	1,250	206
Transfer from property, plant and equipment (note 14)	1	–
Amortisation		
Charge for the year (note 6)	(5)	(1)
Capitalised on property under construction (note 14)	(16)	(10)
At 31st December	2,349	1,084
Held in Hong Kong:		
On medium-term lease (10 to 50 years)	185	129
On long-term lease (over 50 years)	1,677	492
Held outside Hong Kong:		
On medium-term lease (10 to 50 years)	487	463
	2,349	1,084

17. Intangible Assets

	Group		
	Goodwill HK$M	Computer Software HK$M	Total HK$M
Cost:			
At 1st January 2007			
as originally stated	807	54	861
fair value adjustment*	9	–	9
as restated	816	54	870
Translation difference	9	–	9
Additions	–	21	21
At 31st December 2007	825	75	900
Accumulated amortisation and impairment:			
At 1st January 2007	–	27	27
Amortisation for the year (note 6)	–	13	13
At 31st December 2007	–	40	40
Net book value:			
At 31st December 2007	825	35	860

* During the year adjustments were made, in accordance with "Hong Kong Financial Reporting Standard 3: Business Combinations", to the provisional fair value of certain assets of the Alias Hotel group, acquired in the year ended 31st December 2006, as if these adjustments had been recognised at the date of acquisition. Consequently, trade debtors have been reduced and goodwill arising on acquisition increased by HK$9 million as reported at 31st December 2006.

17. Intangible Assets (continued)

	Group		
	Goodwill HK$M (Restated)	Computer Software HK$M	Total HK$M
Cost:			
At 1st January 2006	18	41	59
Change in Group	50	4	54
Additions	748	9	757
At 31st December 2006	816	54	870
Accumulated amortisation and impairment:			
At 1st January 2006	–	15	15
Amortisation for the year (note 6)	–	12	12
At 31st December 2006	–	27	27
Net book value:			
At 31st December 2006	816	27	843

Amortisation of HK$13 million (2006: HK$12 million) is included in administrative expenses in the profit and loss account.

Impairment test of goodwill

Goodwill is allocated to the Group's cash-generating units ("CGU") identified by divisional business segment and geographic location.

	2007 HK$M	2006 HK$M (Restated)
Investment properties – Hong Kong	**669**	669
Beverage franchises – Mainland China	**147**	138
Hotel business – United Kingdom	**9**	9
	825	816

Goodwill attributable to investment properties in Hong Kong arose where the fair value of net assets acquired was below the fair value of consideration paid due to the recognition, required for accounting purposes, of deferred tax liabilities in regard to fair value gains on the investment properties purchased.

In Hong Kong, these gains are not taxable and therefore this liability will never fall due. Consequently the related goodwill will only be impaired should the fair value of the investment property in future fall below its fair value at acquisition. The recoverable amount of this CGU is therefore assessed on a post-tax basis using fair value less costs to sell.

The recoverable amount of other CGUs is determined based on value in use calculations. These calculations use financial budgets and plans covering periods between five and ten years. Cash flows beyond these periods are extrapolated using rates of growth and profitability not exceeding historic results. The discount rates used at 31st December 2007 and 2006 were between 7% and 10%. These discount rates are pre-tax and reflect the specific risks relating to the relevant CGU.

18. Subsidiary Companies

	Company	
	2007 HK$M	2006 HK$M
Unlisted shares at cost less provisions	4,750	4,968
Loans and other amounts due from subsidiary companies less provisions		
– Interest-free	9,058	10,879
– Interest-bearing at 3.9% to 7.0% (2006: 3.7% to 8.0%)	651	351
	14,459	16,198

Loans and other amounts due are unsecured and have no fixed terms of repayment.

The principal subsidiary companies of Swire Pacific Limited, which have materially affected the results or assets of the Group, are shown on pages 151 to 159.

19. Jointly Controlled Companies

	Group		Company	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Unlisted shares at cost	-	-	38	167
Share of net (liabilities)/assets, unlisted	(209)	3	-	-
Goodwill on acquisition	38	37	-	-
Loans due from jointly controlled companies less provisions				
– Interest-free	5,821	5,036	-	-
– Interest-bearing at 6.75% to 7.75% (2006: 7.75% to 8.0%)	111	119	86	86
	5,761	5,195	124	253

The loans due from jointly controlled companies are unsecured and have no fixed terms of repayment.

The Group's share of assets and liabilities, results and capital commitments of jointly controlled companies is summarised below:

	Group	
	2007 HK$M	2006 HK$M
Non-current assets	6,253	4,856
Current assets	2,523	2,362
Current liabilities	(4,781)	(4,306)
Non-current liabilities	(4,129)	(2,838)
Minority interests	(75)	(71)
Net (liabilities)/assets	(209)	3
Revenue	7,287	6,398
Expenses	(6,485)	(5,395)
Profit before taxation	802	1,003
Taxation	(181)	(309)
Profit for the year	621	694
Capital commitments		
– Contracted for	292	305
– Authorised but not contracted for	4,876	82

The principal jointly controlled companies of Swire Pacific Limited, which have materially affected the results or assets of the Group, are shown on pages 151 to 159.

20. Associated Companies

	Group		Company	
	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M
Shares at cost				
– Listed in Hong Kong			1,874	1,847
– Unlisted			3	3
			1,877	1,850
Share of net assets				
– Listed in Hong Kong	21,332	19,039		
– Unlisted	790	621		
	22,122	19,660		
Goodwill	164	143		
	22,286	19,803		
Loans due from associated companies less provisions				
– Interest-free	379	391	-	-
– Interest-bearing at 4.96% to 5.54% (2006: 5.40% to 5.76%)	559	661	-	-
	23,224	20,855	1,877	1,850

The loans due from associated companies are unsecured and have no fixed terms of repayment.

The Group's share of assets and liabilities and results of associated companies is summarised below:

	Group	
	2007 HK$M	2006 HK$M (Restated)
Non-current assets	42,231	38,729
Current assets	10,101	7,321
Current liabilities	(10,404)	(8,276)
Non-current liabilities	(19,576)	(17,831)
Minority interests	(230)	(283)
Net assets	22,122	19,660
Revenue	33,579	30,664
Profit for the year	3,684	2,646

The market value of the shares in the listed associated companies at 31st December 2007 was HK$43,600 million (2006: HK$35,914 million).

The principal associated companies of Swire Pacific Limited, which have materially affected the results or assets of the Group, are shown on pages 151 to 159. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 160 to 162.

21. Financial Instruments by Category

The accounting policies for financial instruments have been applied to the line items below:

	At fair value through profit or loss HK$M	Derivatives used for hedging HK$M	Available-for-sale HK$M	Loans and receivables HK$M	Amortised cost HK$M	Total carrying amount HK$M	Fair value HK$M
Group							
Assets as per consolidated balance sheet							
At 31st December 2007							
Available-for-sale investments (note 22)	–	–	365	–	–	365	365
Long-term receivables	–	–	–	7	–	7	7
Long-term security deposits (note 31)	–	–	–	553	–	553	553
Derivative financial assets (note 23)	–	52	–	–	–	52	52
Trade and other receivables (note 26)	–	–	–	3,053	–	3,053	3,053
Short-term deposits and bank balances (note 27)	–	–	–	3,981	–	3,981	3,981
Total	–	52	365	7,594	–	8,011	8,011
At 31st December 2006							
Available-for-sale investments (note 22)	–	–	168	–	–	168	168
Long-term receivables	–	–	–	10	–	10	10
Long-term security deposits (note 31)	–	–	–	339	–	339	339
Derivative financial assets (note 23)	3	28	–	–	–	31	31
Trade and other receivables (note 26)	–	–	–	2,536	–	2,536	2,536
Short-term deposits and bank balances (note 27)	–	–	–	1,859	–	1,859	1,859
Total	3	28	168	4,744	–	4,943	4,943
Liabilities as per consolidated balance sheet							
At 31st December 2007							
Trade and other payables (note 28)	–	–	–	–	7,423	7,423	7,423
Provisions (note 29)	–	–	–	–	8	8	8
Derivative financial liabilites (note 23)	–	45	–	–	–	45	45
Bank overdrafts and short-term loans (note 31)	–	–	–	–	4,078	4,078	4,078
Long-term loans and bonds due within one year (note 31)	–	–	–	–	170	170	170
Perpetual capital securities (note 30)	–	–	–	–	2,340	2,340	2,387
Long-term loans and bonds due after one year (note 31)	–	–	–	–	20,486	20,486	20,547
Total	–	45	–	–	34,505	34,550	34,658
At 31st December 2006							
Trade and other payables (note 28)	–	–	–	–	5,166	5,166	5,166
Provisions (note 29)	–	–	–	–	45	45	45
Derivative financial liabilites (note 23)	10	89	–	–	–	99	99
Bank overdrafts and short-term loans (note 31)	–	–	–	–	803	803	803
Long-term loans and bonds due within one year (note 31)	692	–	–	–	85	777	777
Perpetual capital securities (note 30)	–	–	–	–	2,330	2,330	2,659
Long-term loans and bonds due after one year (note 31)	–	–	–	–	10,271	10,271	10,381
Total	702	89	–	–	18,700	19,491	19,930

21. Financial Instruments by Category (continued)

The accounting policies for financial instruments have been applied to the line items below:

	At fair value through profit or loss HK$M	Derivatives used for hedging HK$M	Available-for-sale HK$M	Loans and receivables HK$M	Amortised cost HK$M	Total carrying amount HK$M	Fair value HK$M
Company							
Assets as per balance sheet							
At 31st December 2007							
Available-for-sale investments (note 22)	-	-	83	-	-	83	83
Long-term receivables	-	-	-	1	-	1	1
Trade and other receivables (note 26)	-	-	-	239	-	239	239
Short-term deposits and bank balances (note 27)	-	-	-	6	-	6	6
Total	-	-	83	246	-	329	329
At 31st December 2006							
Available-for-sale investments (note 22)	-	-	29	-	-	29	29
Long-term receivables	-	-	-	1	-	1	1
Trade and other receivables (note 26)	-	-	-	139	-	139	139
Short-term deposits and bank balances (note 27)	-	-	-	4	-	4	4
Total	-	-	29	144	-	173	173
Liabilities as per balance sheet							
At 31st December 2007							
Trade and other payables (note 28)	-	-	-	-	2,341	2,341	2,341
At 31st December 2006							
Trade and other payables (note 28)	-	-	-	-	1,745	1,745	1,745

The fair values of financial instruments traded in active markets are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices.

The fair values of financial instruments that are not traded in active markets are determined by using valuation techniques such as estimated discounted cash flows which use assumptions that are based on market conditions existing at each balance sheet date.

The book values of trade and other receivables, trade and other payables, provisions and short-term borrowings approximate their fair values.

The fair values of non-current borrowings represent market valuations sourced from the relevant financial institutions.

22. Available-for-sale Investments

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Shares listed in Hong Kong	**146**	86	**83**	29
Securities listed overseas	**209**	71	**-**	-
Unlisted investments	**10**	11	**-**	-
	365	168	**83**	29

23. Derivative Financial Instruments

	Group			
	2007		2006	
	Assets HK$M	**Liabilities HK$M**	Assets HK$M	Liabilities HK$M
Cross-currency swaps – cash flow hedges (a)	**39**	**45**	13	89
Interest-rate swaps – cash flow hedges (b)	**3**	**-**	9	-
Interest-rate swaps – fair value hedges (c)	**-**	**-**	-	10
Forward foreign exchange contracts				
– cash flow hedges (d)	**10**	**-**	6	-
Interest-rate swaps – not qualifying as hedges	**-**	**-**	3	-
Total	**52**	**45**	31	99
Less non-current portion:				
Cross-currency swaps – cash flow hedges (a)	**35**	**45**	13	89
Interest-rate swaps – cash flow hedges (b)	**2**	**-**	9	-
Interest-rate swaps – not qualifying as hedges	**-**	**-**	3	-
Forward foreign exchange contracts				
– cash flow hedges (d)	**-**	**-**	1	-
	37	**45**	26	89
Current portion	**15**	**-**	5	10

(a) The cross-currency swaps hedge the foreign currency risk relating to US$ note issues. Gains and losses recognised in equity on cross-currency swaps at 31st December 2007 are expected to affect the profit and loss account in the years to redemption of the notes (up to and including 2016).

(b) The interest rate swaps hedge the interest rate risk associated with floating rate notes. Gains and losses recognised in equity on interest swaps at 31st December 2007 are expected to affect the profit and loss account in the years to redemption of the notes (up to and including 2009).

(c) The interest rate swap hedged the fair value risk of a fixed rate HK$ note that was swapped into a floating rate loan. The note matured in November 2007.

(d) The forward foreign exchange contracts hedge the foreign currency exposure relating to contractual obligations. Gains and losses recognised in equity on foreign exchange contracts at 31st December 2007 are expected to affect the profit and loss account in 2008.

23. Derivative Financial Instruments (continued)

Interest-rate swaps

The notional principal amounts of the outstanding interest-rate swap contracts at 31st December 2007 were HK$600 million (2006: HK$1,300 million).

At 31st December 2007, the fixed interest rates varied from 3.15% to 3.38% (2006: 2.55% to 3.38%) and the main floating rates were HIBOR and LIBOR (2006: same).

Cash flow hedges

For the years ended 31st December 2007 and 31st December 2006 all cash flow hedges were effective.

24. Properties for Sale

	Group	
	2007 HK$M	2006 HK$M
Completed properties for sale		
Leasehold land	**-**	2
Development costs	**-**	3
	-	5
Properties under development for sale		
Freehold land	**257**	136
Leasehold land	**1,266**	602
Development costs	**890**	475
	2,413	1,213
	2,413	1,218

At 31st December 2007 and 2006, none of the properties for sale was pledged as security for the Group's long-term loans.

25. Stocks and Work in Progress

	Group	
	2007 **HK$M**	2006 HK$M
Goods for sale	**1,199**	1,043
Manufacturing materials	**178**	156
Production supplies	**163**	151
Work in progress	**35**	44
	1,575	1,394

26. Trade and Other Receivables

	Group		Company	
	2007 **HK$M**	2006 HK$M	**2007** **HK$M**	2006 HK$M
Trade debtors*	**1,730**	1,628	**-**	-
Amounts due from fellow subsidiaries	**5**	14	**-**	-
Amounts due from subsidiary companies	**-**	-	**130**	124
Amounts due from jointly controlled companies	**14**	13	**-**	-
Amounts due from associated companies	**9**	9	**-**	-
Other receivables	**1,295**	872	**109**	15
	3,053	2,536	**239**	139

* As detailed in note 17, trade debtors at 31st December 2006 have been restated in regard to the acquisition of the Alias Hotel group.

The amounts due from fellow subsidiary, subsidiary, jointly controlled and associated companies are unsecured and interest free. Except for amounts due from subsidiary companies which have no fixed terms of repayment, the balances are on normal trade credit terms.

The aged analysis of trade debtors at year-end was as follows:

	Group	
	2007 **HK$M**	2006 HK$M
Under three months	**1,622**	1,555
Between three and six months	**78**	48
Over six months	**30**	25
	1,730	1,628

The various Group companies have different credit policies, dependent on the requirements of their markets and the businesses in which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

26. Trade and Other Receivables (continued)

At 31st December 2007, trade debtors of HK$532 million (2006: HK$461 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The period of time since the due date of these trade debtors is as follows:

	Group	
	2007 **HK$M**	2006 HK$M
Up to three months	**440**	412
Between three and six months	**68**	30
Over six months	**24**	19
	532	461

At 31st December 2007, trade debtors of HK$56 million (2006: HK$31 million) were impaired. The amount of the provision was HK$50 million at 31st December 2007 (2006: HK$29 million). It was assessed that a portion of the trade debtors is expected to be recovered. The ageing of the impaired trade debtors is as follows:

	Group	
	2007 **HK$M**	2006 HK$M
Up to three months	**19**	7
Between three and six months	**20**	4
Over six months	**17**	20
	56	31

The maximum exposure to credit risk at 31st December 2007 and 31st December 2006 is the carrying value of trade debtors disclosed above. The value of rental deposits from tenants held as security against trade debtors at 31st December 2007 was HK$1,801 million (2006: HK$1,437 million).

27. Bank Balances and Short-term Deposits

	Group		Company	
	2007 **HK$M**	2006 HK$M	**2007** **HK$M**	2006 HK$M
Bank balances and short-term deposits maturing within three months	**3,684**	1,687	**6**	4
Short-term deposits maturing after more than three months	**127**	87	**-**	-
Security deposits on loans repayable within one year (note 31)	**170**	85	**-**	-
	3,981	1,859	**6**	4

The effective interest rates on short-term deposits of the Group ranged from 0.10%-6.05% (2006: 0.10%-6.79%); these deposits have a maturity between 30-180 days (2006: 30-180 days).

The maximum exposure to credit risk at 31st December 2007 and 31st December 2006 is the carrying value of the bank balances and short-term deposits disclosed above.

28. Trade and Other Payables

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Trade creditors	**1,105**	965	**-**	-
Amounts due to intermediate holding company	**97**	91	**18**	31
Amounts due to subsidiary companies	**-**	-	**2,259**	1,661
Amounts due to jointly controlled companies	**1**	12	**-**	-
Amounts due to associated companies	**51**	57	**-**	-
Interest-bearing advances from jointly controlled companies at 1.80%-7.60% (2006: 3.79%-5.60%)	**134**	339	**-**	-
Interest-bearing advances from associated companies at 4.20%-5.20% (2006: 4.20%-4.90%)	**-**	151	**-**	-
Advances from minority interests	**116**	116	**-**	-
Rental deposits from tenants	**1,801**	1,437	**-**	-
Other payables	**4,118**	1,998	**64**	53
	7,423	5,166	**2,341**	1,745

The amounts due to and advances from intermediate holding, subsidiary, jointly controlled and associated companies, and minority interests are unsecured and have no fixed terms of repayment. Apart from certain amounts due to jointly controlled and associated companies which are interest-bearing as specified above, the balances are interest free.

The aged analysis of trade creditors at year-end was as follows:

	Group	
	2007 HK$M	2006 HK$M
Under three months	**946**	861
Between three and six months	**81**	85
Over six months	**78**	19
	1,105	965

29. Provisions

	Group	
	2007 HK$M	2006 HK$M
At 1st January	**45**	35
Additional provisions	**5**	39
Change in Group	**-**	(8)
Utilised during the year	**(42)**	(21)
At 31st December	**8**	45

30. Perpetual Capital Securities

Perpetual Capital Securities, amounting to US$300 million and bearing cumulative interest at 8.84% per annum, were issued by a wholly-owned subsidiary (the "Issuer") on 6th May 1997. This issue has no scheduled maturity but is redeemable at the option of the Company or the Issuer either (i) at any time on or after 13th May 2017 or (ii) at any time upon amendment or imposition of certain taxes and, in any case, becomes due in the event of the Company's or the Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

The fair value of the Perpetual Capital Securities at 31st December 2007 was HK$2,387 million (2006: HK$2,659 million). The Perpetual Capital Securities are listed on the Luxembourg Stock Exchange.

31. Borrowings

	Group	
	2007 HK$M	2006 HK$M
Bank overdrafts and short-term loans – unsecured	**4,078**	803
Long-term loans and bonds		
– at amortised cost	**20,656**	10,356
– at fair value	**-**	692
	20,656	11,048
	24,734	11,851
Less: Security deposits*		
– on loans repayable within one year (note 27)	**(170)**	(85)
– on loans repayable after one year	**(553)**	(339)
	24,011	11,427

The maturity of long-term loans and bonds is as follows:

	Group	
	2007 HK$M	2006 HK$M (Restated)
Bank loans (secured):		
Repayable within one year	**170**	85
Repayable between one and two years	**170**	85
Repayable between two and five years	**383**	254
Bank loans (unsecured):		
Repayable within one year	**-**	-
Repayable between one and two years	**797**	-
Repayable between two and five years	**11,879**	2,693
Other borrowings (unsecured):		
Repayable within one year	**-**	692
Repayable between one and two years	**600**	-
Repayable between two and five years	**199**	798
Repayable after five years	**6,458**	6,441
	20,656	11,048
Amount due within one year included under current liabilities	**(170)**	(777)
	20,486	10,271

* The consolidated balance sheet at 31st December 2006 has been restated in order to present borrowings gross of related security deposits.

31. Borrowings (continued)

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates (after interest rate swaps) are as follows:

	Floating interest rate HK$M	Fixed interest rate maturing in: 1 year or less HK$M	1-5 years HK$M	Over 5 years HK$M	Total HK$M
At 31st December 2007	**16,731**	**193**	**1,352**	**6,458**	**24,734**
At 31st December 2006	4,174	98	1,138	6,441	11,851

The effective interest rates per annum at the balance sheet date were as follows:

	2007			2006		
	HK$ %	US$ %	Others %	HK$ %	US$ %	Others %
Bank overdrafts/short-term loans	**1.97-8.0**	**3.0-7.50**	**1.76-7.23**	1.73-8.0	4.0-6.75	1.69-5.79
Long-term bank loans	**3.83-4.20**	**3.83**	**6.72**	4.12-4.43	4.18	5.02
Other long-term borrowings	**2.75-4.93**	**5.63**	**–**	2.38-4.93	5.63	–

Bank loans and other borrowings are repayable on various dates up to 2016 (2006: up to 2016).

The carrying amounts and fair values of the non-current borrowings are as follows:

	Carrying amounts		Fair values	
	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M
Bank loans	**13,229**	3,032	**13,229**	3,032
Other borrowings	**7,257**	7,239	**7,318**	7,349
	20,486	10,271	**20,547**	10,381

The Group had no financial liabilities that are reported at fair value through profit or loss at 31st December 2007. The Group had one financial liability reported at fair value through profit or loss for the year ended 31st December 2006. This financial liability was a HK$700 million 3 year 2.75% coupon note issued in 2004 which matured in November 2007. The amount of change, during 2006 and cumulatively to 31st December 2006, in the fair value of the note that was attributable to changes in the credit risk was a loss of HK$1 million and HK$2 million respectively. At 31st December 2006, the carrying amount of the note was HK$8 million lower than the amount contractually required to be repaid on maturity.

31. Borrowings (continued)

The carrying amounts of the borrowings are denominated in the following currencies:

	Group	
	2007 HK$M	2006 HK$M
Hong Kong dollar	**20,311**	11,122
US dollar	**1,088**	466
New Taiwan dollar	**505**	179
Other currencies	**2,830**	84
	24,734	11,851

The Group has the following undrawn committed borrowing facilties:

	Group	
	2007 HK$M	2006 HK$M
Floating rate		
- expiring within one year	**2,687**	531
- expiring beyond one year	**5,986**	4,307
	8,673	4,838

The facilities expiring within one year are annual facilities subject to review at various dates during 2008.

32. Deferred Taxation

The movement on the net deferred tax liabilities account is as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**14,109**	10,935	**64**	75
Translation differences	**(1)**	(3)	**-**	-
Change in Group	**(6)**	(4)	**-**	-
Charged/(credited) to profit and loss account	**3,486**	3,196	**(2)**	(11)
Charged/(credited) to equity	**12**	(15)	**-**	-
At 31st December	**17,600**	14,109	**62**	64

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of HK$264 million (2006: HK$708 million) to carry forward against future taxable income. These tax losses have no expiry date (2006: no expiry date).

32. Deferred Taxation (continued)

The movement in deferred tax assets and liabilities (prior to offsetting balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities

	Group							
	Accelerated tax depreciation		Investment property valuation		Others		Total	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**1,744**	1,652	**12,425**	9,440	**257**	135	**14,426**	11,227
Translation differences	**1**	(2)	**-**	-	**(2)**	(2)	**(1)**	(4)
Change in Group	**-**	-	**-**	-	**(2)**	-	**(2)**	-
Charged/(credited) to profit and loss account	**106**	94	**3,436**	2,985	**(64)**	124	**3,478**	3,203
At 31st December	**1,851**	1,744	**15,861**	12,425	**189**	257	**17,901**	14,426

	Company							
	Accelerated tax depreciation		Investment property valuation		Defined benefit retirement plans		Total	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**13**	11	**34**	48	**17**	16	**64**	75
Charged/(credited) to profit and loss account	**1**	2	**14**	(14)	**(17)**	1	**(2)**	(11)
At 31st December	**14**	13	**48**	34	**-**	17	**62**	64

Deferred tax assets

	Group							
	Assets write-down/ impairment provisions		Tax losses		Others		Total	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**77**	66	**60**	106	**180**	120	**317**	292
Translation differences	**1**	-	**-**	-	**(1)**	(1)	**-**	(1)
Change in Group	**4**	4	**-**	-	**-**	-	**4**	4
(Charged)/credited to profit and loss account	**(8)**	7	**(16)**	(46)	**16**	46	**(8)**	7
(Charged)/credited to equity	**-**	-	**-**	-	**(12)**	15	**(12)**	15
At 31st December	**74**	77	**44**	60	**183**	180	**301**	317

32. Deferred Taxation (continued)

Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately on the balance sheet:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Deferred tax assets:				
– *To be recovered after more than 12 months*	**(68)**	(84)	**–**	–
– To be recovered within 12 months	**(80)**	(75)	**–**	–
	(148)	(159)	**–**	–
Deferred tax liabilities:				
– To be settled after more than 12 months	**17,745**	14,258	**62**	64
– To be settled within 12 months	**3**	10	**–**	–
	17,748	14,268	**62**	64
	17,600	14,109	**62**	64

33. Retirement Benefits

The Group operates various retirement benefit plans providing resignation and retirement benefits to staff on both a contributory and non-contributory basis. The assets of the plans are administered by independent trustees and are maintained independently of the Group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. The funding rates are subject to annual review and are determined by taking into consideration the difference between the market values of the plans' assets and the present value of accrued past services liabilities, on an on-going basis, as computed by actuarial valuations.

All new employees are offered the choice of joining the retirement benefit plans or the mandatory provident fund ("MPF") scheme. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant monthly income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution. Employees engaged outside Hong Kong are covered by appropriate local arrangements.

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2007 amounted to HK$94 million (2006: HK$115 million), including HK$19 million (2006: HK$24 million) in respect of defined contribution plans.

Defined benefit plans are valued using the projected unit credit method in accordance with HKAS 19. Principal plans in Hong Kong were last valued by qualified actuaries, Watson Wyatt Hong Kong Limited, at 31st December 2006. The figures disclosed at 31st December 2007 were estimated by Cannon Trustees Limited, the main administration manager of the Group's defined benefit plans. Plans in the United States and Taiwan are valued by independent qualified actuaries in those countries. In addition, the Group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States, with accounting and frequency of valuations similar to those used for defined benefit plans.

33. Retirement Benefits (continued)

(a) The amounts recognised in the consolidated balance sheet are as follows:

	2007			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,671	-	1,671	55
Fair value of plan assets	(1,770)	-	(1,770)	(187)
	(99)	-	(99)	(132)
Present value of unfunded obligations	-	44	44	-
Net unrecognised actuarial gains	48	3	51	29
Net retirement benefit (assets)/liabilities	(51)	47	(4)	(103)
Represented by:				
Retirement benefit assets	(181)	-	(181)	(103)
Retirement benefit liabilities	130	47	177	-
	(51)	47	(4)	(103)

	2006			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,512	-	1,512	51
Fair value of plan assets	(1,555)	-	(1,555)	(158)
	(43)	-	(43)	(107)
Present value of unfunded obligations	-	44	44	-
Net unrecognised actuarial (losses)/gains	(24)	1	(23)	9
Net retirement benefit (assets)/liabilities	(67)	45	(22)	(98)
Represented by:				
Retirement benefit assets	(187)	-	(187)	(98)
Retirement benefit liabilities	120	45	165	-
	(67)	45	(22)	(98)

33. Retirement Benefits (continued)

(b) Changes in the present value of the defined benefit obligation are as follows:

	Group				Company	
	Defined benefit plans		Other post-employment benefits		Defined benefit plans	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
At 1st January	1,512	1,418	44	41	51	39
Translation differences	3	4	1	-	-	-
Service cost	115	95	1	2	5	3
Interest cost	64	69	2	2	2	2
Actuarial losses/(gains)	46	58	(1)	1	4	7
Liabilities extinguished on settlements	(3)	(1)	-	-	(4)	-
Change in Group	-	(48)	-	-	-	-
Benefits paid	(66)	(83)	(3)	(2)	(3)	-
At 31st December	1,671	1,512	44	44	55	51

Changes in the fair value of plan assets are as follows:

	Group		Company	
	Defined benefit plans		Defined benefit plans	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
At 1st January	1,555	1,454	158	140
Translation differences	1	2	-	-
Expected return	113	88	11	8
Actuarial gains	113	93	25	10
Assets distributed on settlements	(3)	(9)	(4)	-
Contributions by employer	46	45	-	-
Contributions by employees	9	9	-	-
Change in Group	-	(49)	-	-
Benefits paid	(64)	(78)	(3)	-
At 31st December	1,770	1,555	187	158

33. Retirement Benefits (continued)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

	Group					
	2007			2006		
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M
Current service cost	115	1	116	95	2	97
Interest cost	64	2	66	69	2	71
Expected return on plan assets	(113)	–	(113)	(88)	–	(88)
Past service costs recognised	3	–	3	3	–	3
Net actuarial losses recognised	4	(1)	3	7	1	8
	73	2	75	86	5	91

The above net expenses were mainly included in administrative expenses in the consolidated profit and loss account.

The actual return on defined benefit plan assets was a gain of HK$226 million (2006: HK$181 million).

(d) The principal actuarial assumptions used are as follows:

	Group					
	Defined benefit plans				Other post-employment benefits	
	2007		2006		2007	2006
	HK %	Others %	HK %	Others %	US %	US %
Discount rate	3.85	3.5-5.5	4.0	3.6-5.5	5.5	5.5
Expected rate of return on plan assets	7.0	2.75-8.25	7.0	2.75-8.25	N/A	N/A
Expected rate of future salary increases	4.0	2.5-5.0	4.0	2.5-5.0	N/A	N/A
Expected rate of increase in cost of covered health care benefits	N/A	N/A	N/A	N/A	10.0	8.0

(e) Amounts for the current and previous four periods are as follows:

	Group				
	2007 HK$M	2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M
Defined benefit plans					
– Defined benefit obligations	(1,671)	(1,512)	(1,418)	(1,300)	(1,089)
– Plan assets	1,770	1,555	1,454	1,304	1,123
– Surplus	99	43	36	4	34
– Experience adjustments on plan liabilities	(44)	(14)	(40)	(132)	(4)
– Experience adjustments on plan assets	113	93	37	80	147
Post-employment medical benefits					
– Defined benefit obligations	44	44	41	62	83
– Experience adjustments on plan liabilities	(1)	1	1	(23)	–

34. Share Capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2007 and 2006	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 1st January 2007	930,375,385	3,003,486,271	558	361	919
Repurchased during the year	(14,810,885)	-	(9)	-	(9)
At 31st December 2007	915,564,500	3,003,486,271	549	361	910

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion five to one.

During the year under review and up to the date of this report, the Company purchased 14,810,885 'A' shares and nil 'B' shares on the Hong Kong Stock Exchange. The Company did not issue any shares during the year. Details of shares acquired by month, excluding transaction costs of HK$3 million, are as follows:

Month	Number Purchased	Highest price paid HK$	Lowest price paid HK$	Total cost HK$M
March	5,127,500	91.30	74.25	449
April	276,500	91.00	88.90	25
May	3,028,385	90.00	87.45	268
June	5,006,000	87.95	85.05	431
July	1,372,500	88.35	86.00	120
Total	14,810,885			1,293

35. Reserves

	Revenue reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Translation reserve HK$M	Total HK$M
Group							
At 1st January 2006	93,178	342	33	292	10	69	93,924
Profit for the year	22,566	–	–	–	–	–	22,566
2005 Final dividend	(2,235)	–	–	–	–	–	(2,235)
2006 Interim dividend (note 12)	(965)	–	–	–	–	–	(965)
Net fair value gains on available-for-sale investments							
– recognised during the year	–	–	–	1	–	–	1
– transferred to the profit and loss account	–	–	–	(122)	–	–	(122)
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	(60)	–	(60)
– deferred tax recognised	–	–	–	–	15	–	15
– transferred to net finance charges (note 9)	–	–	–	–	(8)	–	(8)
– transferred to initial cost of non-financial assets	–	–	–	–	13	–	13
Share of reserves in jointly controlled and associated companies	207	–	–	313	(307)	59	272
Translation differences	–	–	–	–	–	94	94
At 31st December 2006	112,751	342	33	484	(337)	222	113,495
At 1st January 2007							
as originally stated	112,818	342	33	484	(337)	222	113,562
fair value adjustment (note 35c)	(67)	–	–	–	–	–	(67)
as restated	112,751	342	33	484	(337)	222	113,495
Profit for the year	26,260	–	–	–	–	–	26,260
2006 Final dividend (note 12)	(3,356)	–	–	–	–	–	(3,356)
2007 Interim dividend (note 12)	(1,366)	–	–	–	–	–	(1,366)
Repurchase of the Company's shares							
– premium paid on repurchase	(1,287)	–	–	–	–	–	(1,287)
– transferred between reserves	(9)	–	9	–	–	–	–
Net fair value gains on available-for-sale investments recognised during the year	–	–	–	159	–	–	159
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	102	–	102
– deferred tax recognised	–	–	–	–	(12)	–	(12)
– transferred to net finance charges (note 9)	–	–	–	–	(29)	–	(29)
– transferred to initial cost of non-financial assets	–	–	–	–	(6)	–	(6)
Share of reserves in jointly controlled and associated companies	(120)	–	–	65	14	262	221
Translation differences	–	–	–	–	–	426	426
At 31st December 2007	132,873	342	42	708	(268)	910	134,607

35. Reserves (continued)

	Revenue reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company						
At 1st January 2006	14,949	342	33	61	-	15,385
Profit for the year (note 11)	4,065	-	-	-	-	4,065
2005 Final dividend	(2,235)	-	-	-	-	(2,235)
2006 Interim dividend (note 12)	(965)	-	-	-	-	(965)
Net fair value gains on available-for-sale investments						
– recognised during the year	-	-	-	(2)	-	(2)
– transferred to the profit and loss account	-	-	-	(31)	-	(31)
At 31st December 2006	15,814	342	33	28	-	16,217
At 1st January 2007	**15,814**	**342**	**33**	**28**	-	**16,217**
Profit for the year (note 11)	**4,630**	-	-	-	-	**4,630**
2006 Final dividend (note 12)	**(3,356)**	-	-	-	-	**(3,356)**
2007 Interim dividend (note 12)	**(1,366)**	-	-	-	-	**(1,366)**
Repurchase of Company's shares						
– premium paid on repurchase	**(1,287)**	-	-	-	-	**(1,287)**
– transferred between reserves	**(9)**	-	**9**	-	-	-
Net fair value gains on available-for-sale investments recognised during the year	-	-	-	**17**	-	**17**
At 31st December 2007	**14,426**	**342**	**42**	**45**	-	**14,855**

The Group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$1,837 million (2006: HK$1,926 million) and retained revenue reserves from associated companies amounting to HK$20,151 million (2006: HK$17,813 million).

(a) Distributable reserves of the Company at 31st December 2007 amounted to HK$14,426 million (2006: HK$15,814 million).

(b) The revenue reserve includes HK$3,533 million (2006: HK$3,356 million) representing the proposed final dividend for the year (note 12).

(c) During the year Cathay Pacific made certain adjustments, in accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", to the fair values of assets and liabilities in respect of acquisitions made in the year ended 31st December 2006 as if these adjustments had been recognised at the date of acquisition. The impact of these adjustments decreases the Group's share of net assets in associated companies and its revenue reserve by HK$67 million at 31st December 2006.

36. Minority Interests

	Group	
	2007 HK$M	2006 HK$M
At 1st January	**610**	5,929
Translation differences	**43**	6
Change in Group	**-**	(5,416)
Net capital contribution from/(repaid to) minority interests	**484**	(2)
Share of net fair value gains on available-for-sale investments	**1**	(5)
Share of profits less losses for the year	**127**	201
Dividends paid and payable	**(104)**	(107)
Others	**-**	4
At 31st December	**1,161**	610

37. Commitments

	Group	
	2007 HK$M	2006 HK$M
Outstanding commitments at the year-end in respect of		
(a) Property, plant and equipment		
Contracted for	**7,969**	635
Authorised by Directors but not contracted for	**2,650**	6,099
(b) Investment properties		
Contracted for	**888**	2,360
Authorised by Directors but not contracted for	**1,859**	284
Outstanding commitments at the year-end in respect of the Group's interests in jointly controlled companies		
Contracted for	**203**	-
Authorised by Directors but not contracted for	**4,685**	2,652

The Company had no commitments in respect of the above items at the year-end (2006: same).

38. Contingencies

	Group		Company	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
(a) Guarantees provided in respect of bank loans and other liabilities of				
Subsidiary companies	**-**	-	**23,101**	13,552
Jointly controlled companies	**1,172**	1,188	**1,171**	1,187
	1,172	1,188	**24,272**	14,739

38. Contingencies (continued)

(b) Contingent tax liability

Certain wholly-owned Group companies have been unable to finalise their liability to profits tax in respect of the years 1997/98 to 2003/04 inclusive as a consequence of queries raised by the Hong Kong Inland Revenue Department (IRD). These queries relate to the deductibility, in the assessment of profits tax, of interest on borrowings of those companies during the periods under review.

A number of discussions have taken place between the companies and the IRD to understand the precise nature of the IRD queries. However, at this stage there is insufficient information available to reliably determine the ultimate outcome of the IRD's review with an acceptable degree of certainty. Consequently no provision has been recognised in these accounts for any amounts that may fall due in regard to these queries.

The IRD has issued Notices of Assessment totalling HK$440 million, the estimated contingent liability, in respect of their queries for the years under review. The companies have objected to these assessments and the IRD has agreed to unconditional holdover of the assessments.

(c) Cathay Pacific Airways

Cathay Pacific Airways is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Australia, Switzerland and New Zealand. Cathay Pacific Airways has been cooperating with the authorities in their investigations. The investigations are focused on issues relating to pricing and competition. Cathay Pacific Airways is represented by legal counsel in connection with the investigations.

Cathay Pacific Airways announced on 24th December 2007 that it had received a Statement of Objections from the European Commission with regard to its air cargo operations. Cathay Pacific Airways is reviewing the Statement of Objections with legal counsel and will make a timely response to it.

Cathay Pacific Airways has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from its conduct relating to air cargo operations. In addition, civil class action claims have been filed in the United States alleging violations of competition laws arising from Cathay Pacific Airways' conduct relating to certain of its passenger operations. Cathay Pacific Airways is represented by legal counsel in the actions filed in the United States, Canada and Australia, and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. Cathay Pacific Airways is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

39. Operating Lease Arrangements

The Group acts as both lessor and lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The Group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover-related rental income received during the year amounted to HK$218 million (2006: HK$137 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease receipts under non-cancellable operating leases receivable by the Group were as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Land and buildings:				
Not later than one year	**4,167**	3,425	**2**	8
Later than one year but not later than five years	**8,858**	6,981	**-**	1
Later than five years	**1,421**	841	**-**	-
	14,446	11,247	**2**	9
Vessels:				
Not later than one year	**2,204**	1,129	**-**	-
Later than one year but not later than five years	**2,101**	1,166	**-**	-
Later than five years	**2,184**	268	**-**	-
	6,489	2,563	**-**	-
	20,935	13,810	**2**	9

Assets held for deployment in operating leases at 31st December were as follows:

	Group				Company	
	2007		2006		**2007**	2006
	Investment properties HK$M	**Vessels HK$M**	Investment properties HK$M	Vessels HK$M	**Investment properties HK$M**	Investment properties HK$M
Cost or fair value	**115,284**	**7,146**	96,862	6,699	**1,274**	374
Less: accumulated depreciation	**-**	**(1,764)**	-	(1,694)	**-**	-
Net book value	**115,284**	**5,382**	96,862	5,005	**1,274**	374
Depreciation for the year	**-**	**283**	-	229	**-**	-

39. Operating Lease Arrangements (continued)

(b) Lessee

The Group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover-related rentals paid during the year amounted to HK$13 million (2006: HK$12 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the Group were as follows:

	Group	
	2007 HK$M	2006 HK$M
Land and buildings:		
Not later than one year	213	186
Later than one year but not later than five years	269	166
Later than five years	54	27
	536	379
Vessels:		
Not later than one year	83	10
Later than one year but not later than five years	282	-
Later than five years	613	-
	978	10
Other equipment:		
Not later than one year	18	16
Later than one year but not later than five years	4	1
	22	17
	1,536	406

The Company did not have any material operating lease commitments at 31st December 2007 and 2006.

40. Related Party Transactions

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (HK) Limited ("JSSHK") provided services to various companies in the Group and under which costs were reimbursed and fees payable. In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The Agreements took effect from 1st January 2005 and terminated on 31st December 2007. The agreements were renewed on 1st October 2007 and will last for another three years on the same terms and conditions commencing on 1st January 2008. For the year ended 31st December 2007, service fees payable amounted to HK$155 million (2006: HK$125 million). Expenses of HK$87 million (2006: HK$71 million) were reimbursed at cost; in addition, HK$140 million (2006: HK$127 million) in respect of shared administrative services was reimbursed.

The above transactions (except shared administrative services) are continuing connected transactions which give rise to disclosure obligations under Chapter 14A of the Listing Rules.

The following is a summary of other significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the Group's business. These transactions were not connected transactions or continuing connected transactions under the Listing Rules.

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Revenue from	(a)								
– Sales of beverage drinks		–	–	15	14	–	–	–	–
– Rendering of services		29	28	7	8	–	–	–	–
Purchases of beverage cans	(a)	203	168	–	–	–	–	–	–
Purchases of other goods	(a)	11	32	111	103	–	–	–	–
Purchases of services	(a)	–	–	2	2	7	7	–	–
Rental revenue	(b)	–	1	7	4	7	6	40	30
Interest income	(c)	8	9	30	33	–	–	–	–
Interest charges	(c)	8	11	–	–	–	–	–	–
Disposal of investment properties		–	–	–	–	–	–	–	372

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other customers/suppliers of the Group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies at 31st December 2007 are disclosed in notes 19 and 20 respectively, whilst advances from jointly controlled and associated companies are disclosed in note 28.

40. Related Party Transactions (continued)

The Company's subsidiary, Swire Coca-Cola Beverages Xiamen Limited ("SCCXM"), extended a loan facility of not exceeding RMB40 million to each of Swire BCD Co. Ltd., Hangzhou BC Foods Co. Ltd., Swire Coca-Cola Beverages Hefei Ltd., Nanjing BC Foods Co. Ltd., Xiamen Huarong Foods Co. Ltd., Swire Linx Trading (Shenzhen) Company Limited, Taikoo (Guangzhou) Sugar Limited and Sunshine Melody (Guangzhou) Properties Management Limited, all being subsidiaries of the Company. As security for these loans, another subsidiary of the Company, Swire Beverages Limited, entered into a Pledge Agreement with SCCXM on 4th January 2006 to pledge the dividends receivable from SCCXM. These loans and the transaction under the pledge agreement were not connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

Amounts due to the intermediate holding company at 31st December 2007 are disclosed in note 28. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Remuneration of key management is disclosed in note 8.

41. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to cash generated from operations

	Group	
	2007 HK$M	2006 HK$M
Operating profit	**26,579**	23,513
Profit on disposal of investment properties	**(90)**	-
Change in fair value of investment properties	**(19,446)**	(17,045)
Depreciation of property, plant and equipment	**683**	562
Profit on disposal of property, plant and equipment	**(215)**	(78)
Amortisation of deferred expenditure	**23**	23
Amortisation of leasehold land and land use rights	**5**	1
Amortisation of intangible assets	**13**	12
Profit on sale of shares in jointly controlled and associated companies	**(1,122)**	(1,339)
Profit on disposal of available-for-sale investments	**-**	(201)
Other items	**(2)**	22
Operating profit before working capital changes	**6,428**	5,470
Decrease in long-term receivables	**3**	6
Increase in properties for sale	**(566)**	(91)
(Increase)/decrease in stocks and work in progress	**(190)**	42
Increase in trade and other receivables	**(354)**	(97)
Increase in trade and other payables	**559**	418
Cash generated from operations	**5,880**	5,748

41. Notes to the Consolidated Cash Flow Statement (continued)

(b) Purchase of property, plant and equipment

	Group	
	2007 HK$M	2006 HK$M
Properties	**6,133**	173
Plant and machinery	**548**	243
Vessels	**1,226**	1,255
Total	**7,907**	1,671

The above figures do not include interest capitalised on property, plant and equipment.

(c) Analysis of changes in financing during the year

	Group			
	Loans, bonds and perpetual capital securities		Minority interests	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**13,752**	7,434	**610**	5,929
Net cash inflow/(outflow) from financing	**12,815**	6,650	**484**	(2)
Acquisition of subsidiaries	**-**	-	**-**	(5,416)
Minority interests' share of profits less losses	**-**	-	**127**	201
Dividends paid to minority interests	**-**	-	**(104)**	(107)
Security deposits placed	**(426)**	(424)	**-**	-
Security deposits uplifted	**128**	43	**-**	-
Other non-cash movements	**46**	49	**44**	5
At 31st December	**26,315**	13,752	**1,161**	610

42. Business Combinations

(a) Acquisition of trade and assets of Salvin Far East Pte Limited

Swire Pacific Offshore acquired the trade and assets of Salvin Far East Pte Limited, a Singapore-based company, on 1st August 2007. The acquisition included one completed vessel and three others under construction, of which two were delivered before year-end. Details of the net assets acquired are as follows:

	Fair value HK$M
Plant and machinery (seismic equipment)	70
Vessel	39
Vessels under construction*	52
Fair value of net assets acquired	161
Purchase consideration:	
Cash paid on date of acquisition	161
Consideration payable on delivery of vessels under construction at date of acquisition	
– Cash paid before year-end	180
– Amount payable at year-end	127
Total purchase consideration	468

* The fair value of vessels under construction represents payments on account made by the seller up to the date of acquisition.

(b) Acquisition of trade and assets of the Avon Gorge Hotel

The Property Division acquired the trade and assets (excluding stocks and cash) of the Avon Gorge Hotel in the UK on 3rd September 2007. Details of the net assets acquired are as follows:

	Fair value HK$M
Property, plant and equipment	
– Hotel property and hotel plant	209
– Furniture and fittings	22
– Staff accommodation property	13
Fair value of net assets acquired	244
Purchase consideration:	
Cash paid	244

These acquisitions contributed HK$73 million to turnover in 2007. Had these acquisitions occurred on 1st January 2007 it is estimated they would have contributed an additional HK$110 million to turnover in the year. The actual contributions in the year, and on an annualised basis, from these acquisitions are not material to the Group's profit.

43. Immediate and Ultimate Holding Company

The immediate holding company is John Swire & Sons (HK) Limited, a company incorporated in Hong Kong. The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

Principal Accounting Policies

1. Basis of Accounting

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and available-for-sale investments, which are carried at fair value.

2. Basis of Consolidation

The consolidated accounts for the year ended 31st December 2007 incorporate the accounts of Swire Pacific Limited, its subsidiary companies (together referred to as the "Group") and the Group's interest in jointly controlled and associated companies.

3. Subsidiary Companies

Subsidiary companies are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are disclosed separately as a component of the consolidated profit after tax. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date on which control is transferred to the Group or to the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary company.

In the Company's balance sheet its investments in subsidiary companies, are stated at cost less provision for any impairment losses. Income from subsidiary companies is recognised by the Company on the basis of dividends received and receivable.

4. Jointly Controlled and Associated Companies

Jointly controlled companies are those companies held for the long-term, over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture.

Associated companies are those companies over which the Group has significant influence but not control or joint control, over its management including participation in the financial and operating policy decisions, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled and associated companies are accounted for by the equity method of accounting and are initially recognised at cost. The excess of the cost of investment in jointly controlled and associated companies over the fair value of the Group's share of the identifiable net assets acquired represents goodwill. The Group's investments in jointly controlled and associated companies include goodwill (net of any accumulated impairment losses) arising on acquisitions.

The Group's share of its jointly controlled and associated companies' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's interest, including any other unsecured receivables in a jointly controlled or an associated company is reduced to nil, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled or associated company.

Unrealised gains on transactions between the Group and its jointly controlled and associated companies are eliminated to the extent of the Group's interest in these companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, its investments in jointly controlled and associated companies are stated at cost less provision for any impairment losses. Income from jointly controlled and associated companies is recognised by the Company on the basis of dividends received and receivable.

5. Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

When a gain or loss on a non-monetary item is recognised directly in equity, any translation difference on that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in the profit and loss account, any translation difference on that gain or loss is recognised in the profit and loss account.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) Income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

6. Investment Properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met.

Investment properties are carried at fair values and are valued at least annually by independent valuers. The valuations are performed in accordance with the Valuation Standards on Properties issued by the Hong Kong Institute of Surveyors and are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. Investment property that is being redeveloped for continuing use as investment property continues to be measured at fair value. Changes in fair values are recognised in the profit and loss account.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

7. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

With the exception of freehold land, all other assets under this category are depreciated at rates sufficient to write off their original costs to estimated residual values using the straight-line method over their anticipated useful lives in the following manner:

Properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The assets' expected useful lives and residual values are regularly reviewed and adjusted, if appropriate, at each balance sheet date to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

8. Intangible Assets

(a) Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled and associated companies at the date of acquisition. Goodwill is treated as an asset of the entity acquired and where attributable to a foreign entity will be translated at the closing rate.

Goodwill on acquisition of a subsidiary company is included in intangible assets. Goodwill on acquisitions of associated and jointly controlled companies is included in investments in associated and jointly controlled companies respectively.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is performed annually. Impairment losses recognised on goodwill are not reversed.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software costs recognised as assets are amortised over their estimated useful lives.

9. Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation. These assets are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

10. Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and financial assets designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date where these are classified as non-current assets.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.

(d) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of financial assets are recognised on their trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the profit and loss account in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains and losses from investments.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale investments) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The nominal value less estimated credit adjustments of trade receivables is assumed to approximate their fair value.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

11. Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Group applies fair value hedge accounting for hedging fixed interest risk on borrowings and foreign exchange risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the profit and loss account within finance income or finance costs. The gain or loss relating to forward foreign exchange contracts, whether effective or ineffective, is recognised in the profit and loss account within other net gains.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest method is used is amortised through the profit and loss account over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the profit and loss account within finance costs. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging import purchases is recognised in the profit and loss account within cost of sales. The gain or loss relating to the ineffective portion is recognised in the profit and loss account within other net gains. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or property, plant and equipment) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

12. Deferred Expenditure

Expenditure incurred in leasing the Group's property during construction is deferred and amortised on a straight-line basis to the profit and loss account upon occupation of the property over a period not exceeding the terms of the lease.

13. Stocks and Work in Progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The costs of finished goods and work in progress comprise direct material and labour costs and an appropriate proportion of production overhead expenses less provisions for foreseeable losses. Cost includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchase of raw materials or stocks.

14. Properties Under Development for Sale

Properties under development for sale are included under current assets and comprise freehold and leasehold land, construction costs and interest costs capitalised, less provisions for possible losses.

15. Accounts Receivable

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Accounts receivable in the balance sheet are stated net of such provision.

16. Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term highly liquid investments which were within three months of maturity when acquired, less bank overdrafts.

17. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred for those not held at fair value through profit or loss. Transaction costs are incremental costs that are directly attributable to the initiation of the borrowings, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated either at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the profit and loss account over the period of the borrowings using the effective interest method or at fair value through profit or loss. Borrowings are classified as at fair value through profit or loss where they are economically related to a derivative instrument which is measured at fair value.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

For disclosure purposes, the fair value of borrowings stated at amortised cost is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

18. Borrowing Costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) which are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

19. Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Receipts or payments made under operating leases (net of any incentives paid to lessees or received from the lessors) are recognised as an income or expense in the profit and loss account on a straight-line basis over the period of the lease.

20. Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the recognition has no impact on taxable nor accounting profit or loss, it is not recognised. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

21. Revenue Recognition

Provided the collectibility of the related receivable is reasonably assured, revenue is recognised as follows:

(a) Sales of goods are recognised when the goods are delivered to the customer and the customer has accepted the related risks and rewards of ownership.

(b) Sales of services are recognised when the services are rendered.

(c) Sales of properties are recognised when the significant risks and rewards of ownership of the properties are transferred to the buyers.

(d) Charter hire income is recognised over the period of the expected utilisation of the vessels.

(e) Rental income is recognised on a straight-line basis over the period of the lease.

(f) Interest income is recognised on a time-proportion basis using the effective interest method.

22. Related Parties

Related parties are individuals and companies, including subsidiary, fellow subsidiary, jointly controlled and associated companies and key management (including close members of their families), where the individual, company or Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

23. Retirement Benefits

The Group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee-administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

A defined benefit plan is a retirement plan that defines an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a retirement plan under which the Group pays fixed contributions into a separate entity which are invested in a manner determined by the employee, in a designated range of funds. The Group has no legal or constructive obligations to pay further contributions.

The Group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees. The retirement benefit obligation is measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes in Hong Kong and corporate bonds overseas which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Cumulative unrecognised net actuarial gains and losses at the previous financial year-end, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised over the expected average remaining working lives of the employees participating in the plan. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

24. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

25. Dividend Distribution

Final dividend distribution to the Company's shareholders is recognised as a liability in the Group's accounts in the period in which the dividends are approved by the Company's shareholders.

26. Segment Reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2007

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
PROPERTY DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Cathay Limited	100	–	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	–	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	–	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	100	–	100	100,000 shares of HK$10	Property investment
Island Delight Limited	100	–	100	1 share of HK$1	Property trading
One Queen's Road East Limited	100	–	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	–	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Redhill Properties Limited	100	–	100	250,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	–	612,036,542 shares of HK$1	Holding company
Swire Properties Projects Limited	100	–	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	–	100	2 shares of HK$10	Real estate agency
Swire Properties Management Limited	100	–	100	2 shares of HK$10	Property management
Taikoo Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
One Island East Limited (formerly known as Winimak International Company Limited)	100	–	100	2 shares of HK$1	Property investment
Keen Well Holdings Limited	100	–	100	1 share of HK$1	Property trading
Incorporated in Mainland China:					
(Sino-foreign joint venture)					
TaiKoo Hui (Guangzhou) Development Co. Ltd.	97	–	97	Registered capital of RMB1,334,000,000	Property investment
(Wholly foreign owned enterprises)					
Beijing Sanlitun North Property Management Co. Ltd.	80	–	80	Registered capital RMB1,042,000,000	Property investment
Beijing Sanlitun South Property Management Co. Ltd.	80	–	80	Regisitered capital RMB1,248,000,000	Property investment
Beijing Sanlitun Hotel Management Co. Ltd.	100	–	100	Registered capital RMB200,000,000	Hotel investment
Sunshine Melody (Guangzhou) Properties Management Ltd.	100	–	100	Registered capital RMB195,000,000	Property investment

Notes:

(1) This table lists the principal subsidiary, jointly controlled and associated companies of the Group which, in the opinion of the Directors, materially contribute to the net income of the Group or hold a material portion of the assets, or liabilities of the Group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.

(2) Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of ship owning and operating are international, and are not attributable to a principal country of operation.

(3) * Group interest held through jointly controlled and associated companies.

(4) • Companies not audited by PricewaterhouseCoopers. These companies account for approximately 21.6% of attributable net assets at 31st December 2007.

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
PROPERTY DIVISION (continued)					
Subsidiary companies (continued):					
Incorporated in the United States:					
Swire Development Sales Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Pacific Holdings Inc. (see also Beverages division)	100	–	100	8,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Realty Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Properties One Inc.	100	–	100	100 shares of US¢1	Property trading
FTL/AD Limited	75	–	75	Florida Partnership	Property trading
Incorporated in the British Virgin Islands:					
Charming Grace Limited	100	–	100	1 share of US$1	Property development
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property investment
Boom View Holdings Limited	100	–	100	2 shares of US$1	Property investment
Incorporated in the United Kingdom:					
New Light Hotels Limited	100	–	100	100 shares of GBP1	Hotel investment
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Investment Holdings Limited	20	–	•	5 shares of US$1	Holding company
Incorporated in the United States:					
Swire Brickell Key Hotel Limited	75	–	75	Florida Partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Dazhongli Properties Limited	50	–	50	1,000 shares of US$1	Holding company
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment
Incorporated in Mainland China:					
(Domestic Company)					
Beijing Linlian Real Estate Co. Ltd.	50	–	50	Registered capital RMB50,000,000	Property investment
(Wholly foreign owned enterprises)					
冠豐(上海)房地產發展有限公司	50	–	•	Registered capital US$134,500,000	Property investment
沛豐(上海)房地產發展有限公司	50	–	•	Registered capital US$50,000,000	Property investment
盈豐(上海)房地產發展有限公司	50	–	•	Registered capital US$177,000,000	Property investment
Associated companies:					
Incorporated in Hong Kong:					
Queensway Hotel Limited	20	–	•	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited	20	–	20	5,000 shares of HK$1	Hotel investment
Greenroll Limited •	20	–	20	45,441,000 shares of HK$10	Hotel investment
Richly Leader Limited	20	–	20	1,000,000,000 shares of HK$1	Property investment

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
AVIATION DIVISION					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.67	66.67	–	5,000 shares of HK$10	Investment holding
Associated companies:					
Abacus Distribution Systems (Hong Kong) Limited •	21.32	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited •	23.95	–	*	54,402,000 A shares of HK$1 and 36,268,000 B shares of HK$1	Cargo airline
Airline Property Limited •	39.91	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited •	39.91	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited •	39.91	–	*	2 shares of HK$10	Property investment
Cathay Holidays Limited •	39.91	–	*	30,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited •	39.91	39.91	–	3,940,025,072 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (H.K.) Limited •	39.91	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited •	39.91	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (H.K.) Company Limited •	38.57	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Asia-Pacific Limited	21.44	–	*	9,200,000 shares of HK$1	Carbon brake machining and wheel hub overhaul
Hong Kong Aero Engine Services Limited •	19.69	–	*	20 shares of HK$10	Commercial aero engine overhaul services
Hong Kong Air Cargo Terminals Limited	23.99	–	30.00&*	600,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	43.75	32.80	*	166,324,850 shares of HK$1	Aircraft overhaul and maintenance
Hong Kong Airport Services Limited •	39.91	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Dragon Airlines Limited •	39.91	–	*	500,000,000 shares of HK$1	Airline
Hong Kong International Airport Services Limited •	39.91	–	*	10,000 shares of HK$1	Ground handling
IN-Services Asia Limited	15.31	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments
Showing proportion of capital owned at 31st December 2007

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
AVIATION DIVISION (continued)					
Associated companies (continued):					
Incorporated in Hong Kong (continued):					
South China Aero Technology Limited	26.25	–	•	500,000 shares of HK$1	Aircraft product trading
HAECO ATE Component Service Limited (formerly known as EADS SOGERMA HAECO Services Company Limited)	43.75	–	•	2,000,000 shares of HK$1	Aircraft components repairs services
Vogue Laundry Service Limited •	39.91	–	•	3,700 shares of HK$500	Laundry and dry cleaning
Ground Support Engineering Limited	19.96	–	•	2 shares of HK$1	Airport ground engineering support & equipment maintenance
LSG Lufthansa Service Hong Kong Limited	12.75	–	•	501 shares of HK$1	Airline catering
Incorporated in Mainland China:					
Air China Limited •	7.04		•	4,405,683,364 H shares of RMB1 7,845,678,909 A shares of RMB1	Operation of scheduled airline services
(Wholly foreign owned enterprise)					
Guangzhou Guo Tai Information Processing Company Limited •	39.91	–	•	Registered capital of HK$7,000,000	Information processing
(Sino-foreign joint ventures)					
Honeywell TAECO Aerospace (Xiamen) Company Limited	13.78	–	•	Registered capital of US$5,000,000	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited •	9.93	–	•	Registered capital of US$5,000,000	Aircraft fuel control, flight control and electrical component repairs
Taikoo (Shandong) Aircraft Engineering Company Limited •	15.96	–	•	Registered capital of RMB200,000,000	Heavy maintenance services for narrow-bodied aircraft
Taikoo (Xiamen) Aircraft Engineering Company Limited	28.37	–	•	Registered capital of US$41,500,000	Aircraft overhaul and maintenance
Taikoo (Xiamen) Landing Gear Services Co. Ltd.	27.90	–	•	Registered capital of US$13,890,000	Landing gear repairs and overhaul
Incorporated in Canada:					
CLS Catering Services Limited •	23.95	–	•	330,081 shares of no par value and 1,500,000 preference shares of CAD1	Airline catering
Incorporated in Bermuda:					
Troon Limited •	39.91	–	•	12,000 shares of US$1	Financial services

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
AVIATION DIVISION (continued)					
Associated companies (continued):					
Incorporated in Isle of Man:					
Cathay Pacific Aircraft Services Limited •	39.91	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited •	39.91	–	*	2 shares of GBP1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited •	19.35	–	*	10,574 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc. •	15.96	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	19.56	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Singapore:					
Singapore Aero Engine Services Private Limited •	3.94	–	*	54,000,000 shares of US$1	Trent engine overhaul services
Incorporated in Vietnam:					
VN/CX Catering Services Limited	15.96	–	*	4,062,000 shares of no par value	Airline catering
BEVERAGES DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Mount Limited	87.50	–	100	1 share of HK$1.00	Holding company
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.50	–	87.50	14,600 shares of US$500	Holding company and sale of non-alcoholic beverages
Swire Coca-Cola HK Limited	87.50	–	100	2,400,000 shares of HK$10	Manufacture of non-alcoholic beverages
Swire Linx Trading (Hong Kong) Co., Limited	100	100	–	10,000 shares of HK$1	Holding company
Top Noble Limited	100	–	100	10,000 shares of HK$1	Holding company
Incorporated in Mainland China:					
(Sino-foreign joint venture)					
Swire Coca-Cola Beverages Xiamen Ltd.	93.63	–	100	Registered capital of US$52,740,000	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprises)					
Xiamen Luquan Industries Company Limited	100	–	100	Registered capital of RMB63,370,000	Manufacture and sale of non-alcoholic beverages
深圳太古聯品貿易有限公司	100	–	100	Registered capital of RMB2,500,000	Sale and distribution of packaged foods and general household items

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments
Showing proportion of capital owned at 31st December 2007

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
BEVERAGES DIVISION (continued)					
Jointly controlled companies:					
Incorporated in Bermuda:					
Swire Pacific Industries Limited *(operating principally in Taiwan)*	100	–	100	12,000 shares of US$1	Holding company
Incorporated in British Virgin Islands:					
Swire Coca-Cola Beverages Limited *(operating principally in Taiwan)*	80	–	80	1,800,000,000 shares of US$0.01	Manufacture of non-alcoholic beverages
Swire Coca-Cola (S&D) Limited *(operating principally in Taiwan)*	80	–	80	2,000,000 shares of US$0.01	Sale of non-alcoholic beverages
Incorporated in the United States:					
Swire Pacific Holdings Inc. *(see also Property division)*	100	–	100	8,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Incorporated in British Virgin Islands:					
Swire Coca-Cola Vending Limited (operating principally in Taiwan)	43.75	–	50	100 shares of USD1	Sale of non-alcoholic beverages
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
Hangzhou BC Foods Co. Ltd.	44.63	–	*	Registered capital of US$20,000,000	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Co. Ltd.	44.63	–	*	Registered capital of US$19,000,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Ltd.	59.50	–	*	Registered capital of US$12,000,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Wenzhou Limited	44.63	–	*	Registered capital of US$49,800,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Zhengzhou Ltd.	60.68	–	*	Registered capital of US$18,000,000	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola (Huizhou) Limited	44.63	–	20.4 & *	Registered capital US$5,000,000	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.63	–	51	Registered capital of RMB510,670,000	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprises)					
Swire BCD Co. Ltd.	74.38	–	85	Registered capital of US$60,000,000	Investment holding
Xian BC Coca-Cola Beverages Limited	74.38	–	*	Registered capital of US$20,000,000	Manufacture and sale of non-alcoholic beverages
MARINE SERVICES DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited •	100	–	100	1,000 shares of HK$100	Ship personnel management
Incorporated in Azerbaijan:					
Swire Pacific Offshore (Caspian) LLC	100	–	100	US$5,000	Chartering and operating vessels
Incorporated in Australia:					
Swire Pacific Ship Management (Australia) Pty. Ltd.	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of £1	Management services
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Ship owning and operating

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
MARINE SERVICES DIVISION (continued)					
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50	50	–	7,600,000 shares of HK$10	Ship repairing, marine towage and general engineering
HUD General Engineering Services Limited	50	–	*	4,120,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50	50	–	2,000,000 shares of HK$10	Leasing of tugs
Associated companies:					
Incorporated in Malaysia:					
Bahtera Wira Sdn Bhd	48.48	–	48.48	99,000 shares of MYR1	Investment holding
Samudra Keris Sendirian Berhad	49	–	*	100 shares of MYR1	Ship owning
Samudra Wijaya Sendirian Berhad	49	–	*	100 shares of MYR1	Ship owning
Wira Swire Sendirian Berhad	20	–	20	250,000 shares of MYR1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation •	25	–	25	20,000 shares of Peso100	Ship personnel management
Incorporated in UAE:					
Swire Pacific Offshore (Dubai) LLC	49	–	49	300 shares of AED1,000	Management services
TRADING & INDUSTRIAL DIVISION – INDUSTRIAL					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble fabrication
Swire Industrial Limited	100	100	–	2 shares of HK$1	Holding company
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products
Jointly controlled companies:					
Incorporated in Hong Kong:					
CROWN Beverage Cans Hong Kong Limited	44.57	–	44.57	17,300,000 shares of HK$10	Beverage can trading and distribution
Far East Landfill Technologies Limited	26.50	–	*	1,000,000 ordinary shares of HK$1	Design, construction and operation of landfill
ICI Swire Paints Limited •	40	–	40	10,000 shares of HK$1	Sales of paints and provision of related services
Swire SITA Waste Services Limited	50	–	50	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50	–	*	21,310,000 ordinary shares of HK$1	Waste management

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments
Showing proportion of capital owned at 31st December 2007

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
CROWN Beverage Cans Beijing Limited	41.30	–	*	Registered capital of US$27,600,000	Beverage can manufacturing
CROWN Beverage Cans Huizhou Limited •	44.12	–	*	Registered capital of US$24,887,000	Beverage can manufacturing
CROWN Beverage Cans Shanghai Limited	26.74	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
Foshan Continental Can Company Limited •	22.29	–	*	Registered capital of US$9,900,000	Beverage can manufacturing
Foshan Crown Easy-Opening End Company Limited •	22.29	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
ICI Swire Paints (China) Limited •	36	–	36	Registered capital of HK$180,000,000	Paint manufacturing
SCIP Swire SITA Waste Services Company Limited	20	–	*	Registered capital of HK$182,000,000	Hazardous waste incineration
(Wholly foreign owned enterprise)					
ICI Swire Paints (Shanghai) Company Limited •	30	–	30	Registered capital of US$25,640,000	Paint manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Resíduos, Lda	40	–	*	MOP25,000	Waste management
Incorporated in Vietnam:					
CROWN Beverage Cans Hanoi Limited	37.37	–	*	US$24,910,000	Beverage can manufacturing
TRADING & INDUSTRIAL DIVISION – TRADING					
Subsidiary companies:					
Incorporated in Hong Kong:					
Bel Air Motors Limited	100	–	100	1 share of HK$1	Automobile distribution
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	4,010,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Taikoo Commercial Vehicles Limited	100	–	100	2,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution
Incorporated in Mainland China:					
(Wholly foreign owned enterprise)					
Swire Resources (Shanghai) Trading Company Limited	100	–	100	US$6,040,000	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in the British Virgin Islands:					
Taikoo Motorcycle Limited	100	–	100	1 share of US$1	Automobile distribution
Taikoo Motors Limited	100	–	100	1 share of US$1	Automobile distribution
Incorporated in Macau:					
Swire Resources (Macau) Limited	100	–	100	MOP25,000	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Incorporated in Taiwan:					
Beldare Limited	100	–	100	80,000 shares of NT$1,000	Automobile distribution

	Attributable to the Group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
TRADING & INDUSTRIAL DIVISION – TRADING (continued)					
Jointly controlled company:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70	-	70	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Associated companies:					
Incorporated in Hong Kong:					
Liberty Sports Marketing Limited	49	-	*	500,000 shares of HK$10	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Incorporated in Mainland China:					
(wholly foreign owned enterprise)					
Liberty Shanghai Limited	49	-	*	Registered capital of US$6,040,000	Marketing and distribution of branded sports and casual footwear, apparel and accessories
OTHERS					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	-	1,000 shares of HK$10	Financial services
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	-	10 shares of US$1	Financial services
Swire Pacific MTN Financing Limited	100	100	-	1 share of US$1	Financial services
Incorporated in Isle of Man:					
Spaciom Limited	100	100	-	650,000 shares of HK$1 3,800,000 redeemable preference shares of HK$0.01	Insurance underwriting
Jointly controlled company:					
Incorporated in Taiwan:					
China Pacific Laundry Services Limited •	45	-	45	25,000,000 shares of NT$10	Laundry services

Cathay Pacific Airways Limited – Abridged Financial Statements

To provide shareholders with information on the results and financial position of the Group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2007 and consolidated balance sheet at 31st December 2007.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2007

	2007 HK$M	2006 HK$M
Turnover	**75,358**	60,783
Operating expenses	**(67,619)**	(55,565)
Operating profit	**7,739**	5,218
Finance charges	**(2,451)**	(1,818)
Finance income	**1,664**	1,353
Net finance charges	**(787)**	(465)
Share of profits of associated companies	**1,057**	301
Profit before taxation	**8,009**	5,054
Taxation	**799**	782
Profit for the year	**7,210**	4,272
Profit attributable to:		
– Cathay Pacific shareholders	**7,023**	4,088
– Minority interests	**187**	184
	7,210	4,272
Dividends		
Interim – paid	**985**	786
Final – proposed	**2,325**	1,260
Special – paid	**-**	1,259
	3,310	3,305
	HK¢	HK¢
Basic earnings per share	**178.3**	115.9
Diluted earnings per share	**178.1**	115.7

Consolidated Balance Sheet

At 31st December 2007

	2007 HK$M	2006 HK$M (Restated)
ASSETS AND LIABILITIES		
Non-current assets		
Fixed assets	62,388	57,602
Intangible assets	7,782	7,749
Investments in associated companies	10,054	8,826
Other long-term receivables and investments	3,519	3,406
	83,743	77,583
Current assets		
Stock	882	789
Trade and other receivables	11,376	8,735
Liquid funds	21,649	15,624
	33,907	25,148
Current liabilities		
Current portion of long-term liabilities	4,788	7,503
Related pledged security deposits	(910)	(1,352)
Net current portion of long-term liabilities	3,878	6,151
Trade and other payables	14,787	10,999
Unearned transportation revenue	6,254	4,671
Taxation	2,475	2,902
	27,394	24,723
Net current assets	6,513	425
Total assets less current liabilities	90,256	78,008
Non-current liabilities		
Long-term liabilities	40,323	33,956
Related pledged security deposits	(7,833)	(8,164)
Net long-term liabilities	32,490	25,792
Retirement benefit obligations	268	170
Deferred taxation	6,771	6,508
	39,529	32,470
NET ASSETS	50,727	45,538
CAPITAL AND RESERVES		
Share capital	788	787
Reserves	49,761	44,599
Funds attributable to Cathay Pacific shareholders	50,549	45,386
Minority interests	178	152
TOTAL EQUITY	50,727	45,538

Notes to the Accounts
at 31st December 2007

Restatement of opening balance sheet

During the year Cathay Pacific has made certain adjustments, in accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", to the fair values of assets and liabilities in respect of acquisitions made in the year ended 31st December 2006 as if these adjustments had been recognised at the date of acquisition.

Contingencies

(a) At 31st December 2007, contingent liabilities existed in respect of guarantees given by Cathay Pacific group on behalf of associated companies and staff relating to lease obligations, bank loans and other liabilities of up to HK$219 million (2006: HK$217 million).

(b) Cathay Pacific Airways has under certain circumstances undertaken to maintain specified rates of return within Cathay Pacific group's leasing arrangements. The Directors of Cathay Pacific Airways do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) Cathay Pacific Airways operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(d) Cathay Pacific Airways is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Australia, Switzerland and New Zealand. Cathay Pacific Airways has been cooperating with the authorities in their investigations. The investigations are focused on issues relating to pricing and competition. Cathay Pacific Airways is represented by legal counsel in connection with the investigations.

Cathay Pacific Airways announced on 24th December 2007 that it had received a Statement of Objections from the European Commission with regard to its air cargo operations. Cathay Pacific Airways is reviewing the Statement of Objections with legal counsel and will make a timely response to it.

Cathay Pacific Airways has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from its conduct in relation to air cargo operations. In addition, civil class action claims have been filed in the United States alleging violations of competition laws arising from Cathay Pacific Airways' conduct relating to certain of its passenger operations. Cathay Pacific Airways is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. Cathay Pacific Airways is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Schedule of Principal Group Properties

At 31st December 2007

	Gross floor areas in square feet								
	Hong Kong		Mainland China		USA		UK	Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries	Held through subsidiaries and other companies
Completed properties for investment									
Retail	3,299,800	99,566	–	–	–	–	–	3,299,800	3,399,366
Office	6,749,540	306,850	–	–	–	–	–	6,749,540	7,056,390
Techno-centres	1,814,393	–	–	–	–	–	–	1,814,393	1,814,393
Residential	481,399	–	–	–	–	–	–	481,399	481,399
Hotels	–	381,680	–	–	–	258,750	183,556	183,556	823,986
	12,345,132	788,096	–	–	–	258,750	183,556	12,528,688	13,575,534
Property developments for investment									
Retail	–	–	2,600,021	635,950	–	–	–	2,600,021	3,235,971
Office	1,982,814	–	1,556,774	845,800	–	–	–	3,539,588	4,385,388
Hotels	357,203	–	980,943	307,200	–	–	–	1,338,146	1,645,346
Residential	68,242	–	–	–	–	–	–	68,242	68,242
	2,408,259	–	5,137,738	1,788,950	–	–	–	7,545,997	9,334,947
Property developments for sale									
Retail	–	11,490	–	–	–	–	–	–	11,490
Industrial	–	191,250	–	–	–	–	–	–	191,250
Residential	338,212	45,388	–	–	741,800	–	–	1,080,012	1,125,400
Mixed Use	–	–	–	–	800,000	–	–	800,000	800,000
	338,212	248,128	–	–	1,541,800	–	–	1,880,012	2,128,140
At 31st December 2007	15,091,603	1,036,224	5,137,738	1,788,950	1,541,800	258,750	183,556	21,954,697	25,038,621
Significant post balance sheet acquisition:									
Property developments for investment									
Retail	–	–	–	460,512	–	–	–	–	460,512
Office	–	–	–	301,852	–	–	–	–	301,852
Hotels	–	–	–	184,240	–	–	–	–	184,240
	–	–	–	946,604	–	–	–	–	946,604
At 6th March 2008	15,091,603	1,036,224	5,137,738	2,735,554	1,541,800	258,750	183,556	21,954,697	25,985,225

Notes:

1. All properties held through subsidiary companies are wholly owned except for Island Place (60%), TaiKoo Hui (97%), Sanlitun Project (Retail: 80%, Hotel: 100%), the development site in Fort Lauderdale (75%) and the development sites in Mid Levels (87.5%) and Sai Wan Terrace (80%). The above summary table includes the floor areas of these 6 properties in total.
2. "Other companies" comprise jointly controlled or associated companies and other investments. The floor areas of properties held through such companies are shown on an attributable basis.
3. Gross floor areas exclude carpark spaces; over 7,600 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
4. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
5. All properties in the United States are freehold.

Schedule of Principal Group Properties
At 31st December 2007

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Retail and Office							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571 / IL 8582 & Ext. (part)	2135/ 2047	318,289 (part)	711,182	508	1988/ 90	Shopping centre with restaurants and a cinema. Access to Admiralty MTR station. Pacific Place also comprises service apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Three Pacific Place, One Queen's Road East	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL 47D RP IL 47D sA RP IL 47 sA ss1 IL 47 sA RP IL 47 sB ss1 & RP IL 47 sC ss1 & ss2 sA & ss2 RP & ss3 sA & ss3 RP & ss4 & ss5 & ss6 sA & ss6 RP & ss7 RP & RP IL 47 sP IL 47 RP IL 47 sC ss5 Ext. IL 47 sC ss1 Ext	2050-2852	40,236	627,353	111	2004/ 07	Office building linked to The Mall and Admiralty MTR Station.
3. Tai Sang Commercial Building, Wanchai	ML 23 IL 2244 RP IL 2245 RP	2843	9,623	185,447	–	1977	Office building with ancillary retail.

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
4. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	Retail: 980,081 Office: 228,663	830	1998	Comprises a 980,081 square foot shopping centre, including ice skating rink and cinemas, 228,663 square feet of office space and a transport terminus linked to Kowloon Tong MTR station.
5. Cityplaza, Taikoo Shing	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	334,475 (part)	1,105,227	834	1982/ 87/97/ 2000	Shopping centre with restaurants, ice-skating rink, cinema and access to Tai Koo MTR station.
6. Cityplaza One, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	628,785	-	1997	Office building over part of Cityplaza shopping centre.
7. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
8. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	-	1991	Office building linked by footbridge to Cityplaza.
9. Commercial areas in Stages I-X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	-	331,079	3,826	1976-85	Neighbourhood shops, schools and carpark spaces.

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
10. Devon House, TaiKoo Place	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	803,448	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
11. Dorset House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.
12. Lincoln House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
13. Oxford House, TaiKoo Place	QBML 1 sC ss4 QBML 1 sC ss7 (part) QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
14. Cambridge House, TaiKoo Place	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414	268,793	-	2003	Office building linked to Devon House.
15. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the Group owns 60%.
16. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	10,758	83	1999	Floor area shown represents the whole of the retail area including 83 carparks retained by the Group.
17. 23 - 29 Wing Fung Street, Wanchai	IL 526 sA ss1 sB RP IL 526 sA ss1 sB ss1 IL 526 sA ss2 IL 526 sA ss3	2856	2,397	11,306	-	2006	Floor area shown represents a 3-storey retail podium.
	Total held through subsidiaries			**10,049,340**	**7,362**		

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
18. PCCW Tower, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	620,148	217	1994	Office building linked to Dorset House. Floor area shown represents the whole development of which the Group owns 20%.
	Held through associates			**620,148**	**217**		
	- of which attributable to the Group			**124,030**			
19. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole development of which the Group owns 50%.
20. Tung Chung Crescent (Site 1), Tung Chung, Lantau	TCTL 1	2047	331,658	34,983	-	1998/ 1999	Floor area shown represents the retail space of which the Group owns 20%.
21. Citygate (Site 2), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Retail: 462,848 Office: 161,446	1,156	1999/ 2000	A 161,446 square foot office tower above a 462,848 square foot shopping centre of which the Group owns 20%. (Part of Site 1, Site 2 North and Site 3 included on pages 168 and 170)
	Total held through jointly controlled companies			**960,339**	**1,240**		
	- of which attributable to the Group			**282,386**			
Techno-centres							
22. TaiKoo Place		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1			552,537		1979	
Cornwall House	QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW			338,500		1984	Floor area excludes eight floors owned by Government.
Somerset House	QBML 1 RP (part)			923,356		1988	
	Total held through subsidiaries			**1,814,393**	**292**		
Residential							
23. Pacific Place Apartments, 88 Queensway	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075	-	1990	270 service suites within the Conrad Hong Kong Hotel tower.
24. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768	-	1981	Three pairs of semi-detached houses.
25. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773	-	1980	Two detached houses.
26. 6 Peel Rise, The Peak	RBL 730	2032	35,580	17,783	-	1988	Six semi-detached houses.
	Total held through subsidiaries			**481,399**	**-**		

Schedule of Principal Group Properties
At 31st December 2007

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Hotels Pacific Place, 88 Queensway, Central							
1. JW Marriott Hotel	IL 8571 (part)	2135	115,066 (part)	525,904	–	1989	602 room hotel, in which the Group owns a 20% interest.
2. Conrad Hong Kong Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115	–	1990	513 room hotel, in which the Group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728	–	1991	565 room hotel, in which the Group owns a 20% interest.
	Total held through associates			1,671,747			
	– of which attributable to the Group			334,349			
Citygate (Site 2 North), Tung Chung, Lantau							
4. Novotel Citygate Hong Kong Hotel	TCTL 2	2047	358,557 (part)	236,653	8	2005	440 room hotel, in which the Group owns a 20% interest.
	Held through jointly controlled companies			236,653	8		
	– of which attributable to the Group			47,331			

Property developments for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. EAST, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	Hotel	199,067	–	Superstructure in progress	2009	Floor area shown represents a proposed hotel building of 350 rooms. Target to open in Q1 2010.
2. Cityplaza One (Phase 2), Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	Office	445,817	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building, subject to payment of land premium.

Property developments for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
3. One Island East, TaiKoo Place	QBML 1 sC ss5 QBML 1 sC ss6 QBML 2 & Ext. sF QBML 2 & Ext. sG QBML 2 & Ext. sH ss6 sB RP QBML 2 & Ext. sH RP QBML 2 & Ext. RP QBIL 15 sD	2881/2899	109,929	Office	1,536,997	-	Superstructure in progress	2008	Floor area shown represents a single office tower.
4. The Atrium, Pacific Place	IL 8571 (part)	2135	115,066 (part)	Hotel	158,136	-	Conversion in progress	2009	Conversion to a small luxury hotel with 117 rooms above the JW Marriott Hotel. Target to open in Q3 2009.
5. 53 Stubbs Road The Peak	RBL 224	2074	32,496	Residential	68,242	-	Vacant possession being obtained	2010	Floor area shown represents a proposed residential tower.
	Total held through subsidiaries				2,408,259	-			

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. 4, 4A, 6, 6A Castle Steps 2A - E Seymour Road 23, 25, 27, 29 Castle Road, Mid Levels	IL 577 sC IL 577 sD IL 577 sE IL 577 sF IL 577 sG IL 577 sH IL 577 sI IL 577 sJ IL 577 sL ss1 IL 577 sL ss2 IL 577 sL ss3 IL 577 sL RP IL 577 sM	2857	22,957	Residential	173,702	22	Demolition completed	2010	Floor area shown represents the whole development of which the Group owns 87.5%.
2. Sai Wan Terrace, No. 1 Sai Wan Terrace Taikoo Shing Hong Kong	SIL 761	2057	28,490	Residential	164,510	58	Vacant possession being obtained	2011	Target to obtain a total gross floor area of 227,920 square feet through a lease modification. Demolition work will commence after obtaining vacant possession. Floor area shown represents the whole development of which the Group owns 80%.
	Total held through subsidiaries				338,212	80			

Schedule of Principal Group Properties
At 31st December 2007

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
3. MTRC Tung Chung (Package 1), Lantau									
- Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Carparks	-	418	Completed in 1998/1999		418 unsold carparks of which the Group owns 20%.
- Seaview Crescent (Site 3)	TCTL 3	2047	230,348	Retail	30,617	282	Completed in 2002		Floor area shown represents unsold retail space of which the Group owns 20%.
4. 8-10 Wong Chuk Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On hold	Floor area shown represents the whole development of which the Group owns 50%.
	Total held through jointly controlled companies				**413,117**	**739**			
	- of which attributable to the Group				**197,373**				
Other holdings									
5. Belair Monte Fanling	FSSTL 126	2047	223,674	Retail	67,083	-	Completed in 1998		Floor area shown represents the whole of the retail area including 17 carparks of which the Group owns 8%.
6. Island Lodge 180 Java Road, North Point	IL 7105	2104	17,868	Residential/ Retail	181,552	50	Superstructure in progress	2009	Comprises 184 residential units and retail space of which 97 residential units have been sold. Group appointed as a developer to develop the site and subsequently sell all units of the development.
					248,635	**50**			
	- Attributable holding				**50,755**				

Property developments for investment in Mainland China	Address	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. TaiKoo Hui	North of Tianhe Road and west of Tianhe Dong Road, Tianhe District, Guangzhou	2051	526,936	Retail Office Hotel	1,227,710 1,556,774 811,943	867	Excavation and site formation in progress	2010	Gross floor area is based on September 2007 submission to the Guangzhou Planning Bureau. A cultural centre of 671,668 square feet is to be built and handed over to Guangzhou Government upon completion. Floor areas shown represent the whole development of which the Group owns 97%.
2. The Village at Sanlitun	North of Gongtibei Road and west of North Sanlitun Road, Chaoyang District, Beijing	2044	566,332	Retail Hotel	1,287,000 169,000	861 26	Interior works in progress	2008	Floor areas shown represent the whole development of which the Group owns 80% and 100% of the retail portion and the hotel respectively.
3. Retail Podium of Beaumonde	West of Tianhe Dong Road, Tianhe District, Guangzhou	2044	174,380 (Part)	Retail	85,311	100	Superstructure completed	2008	Floor areas shown represent a shopping centre in the podium of Beaumonde residential development.
	Total held through subsidiaries				5,137,738	1,854			

Property developments for investment in Mainland China	Address	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
4. Dazhongli Project	South of Nanjing West Road and east of Shimenyi Road Jingan District, Shanghai	2056	676,220	Retail Office Hotel	1,271,900 1,691,600 614,400	1,730	Resettlement work in progress	2012	Gross floor area is based on the Master Layout Plan prepared in May 2007. Floor areas shown represent the whole development of which the Group owns 50%.
	Held through jointly controlled company at 31st December 2007				3,577,900	1,730			
	– of which attributable to the Group				1,788,950				
5. Jiang Tai Project	South of Jiang Tai Road and east of Jiuxianqiao Road Chaoyang District, Beijing	2054 (Office and carparks: 2044)	631,070	Retail Office Hotel	921,024 603,704 368,481	1,245	Site cleared	2010	Floor areas shown represent the whole development of which the Group owns 50%.
					1,893,209	1,245			
	Total held through jointly controlled companies at 6th March 2008				5,471,109	2,975			
	– of which attributable to the Group				2,735,554				

Completed properties for investment in the United States	Site area in square fee	Use	Gross floor area in square feet	Year of completion	Remarks
Hotel					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329 room hotel in central Miami, in which the Group has a 75% interest.
	Held through jointly controlled company		345,000		
	– of which attributable to the Group		258,750		

Property developments for sale in the United States	Site area in square fee	Use	Gross floor area in square feet	Year of completion	Remarks
1. Asia, 900 Brickell Key, Miami, Florida	173,531	Residential	320,000	2008	32-storey residential condominium tower comprising 123 units with 5-storey parking garage. Tower construction recently completed.
2. South Brickell Key, Miami, Florida	106,868	Residential	421,800	-	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently on hold.
3. Development Site, Fort Lauderdale, Florida	204,305	Residential/ Office/ Hotel	800,000	-	Future development site in Fort Lauderdale acquired in October 2006, in which the company has a 75% interest.
	Total held through subsidiaries		1,541,800		

Completed properties for investment in the United Kingdom	Site area in square fee	Use	Gross floor area in square feet	Year of completion	Remarks
Hotels					
1. Alias Hotel Kandinsky, Cheltenham	34,875	Hotel	24,502	2000	48 room freehold hotel in Cheltenham.
2. Alias Hotel Barcelona, Exeter	46,888	Hotel	23,030	2001	46 room freehold hotel in Exeter.
3. Alias Hotel Seattle, Brighton	22,755	Hotel	48,416	2003	71 room hotel in Brighton. 35 year leasehold commenced in November 2002.
4. Avon Gorge Hotel Bristol	71,547	Hotel	87,608	1855	76 room freehold hotel in Bristol. Floor area includes external terrace.
	Total held through subsidiaries		183,556		

Group Structure Chart



SWIRE PACIFIC LIMITED
Property Division
Aviation Division
Beverages Division
100
Swire Properties Ltd
100
Swire Properties Inc (USA)
39.9
Cathay Pacific Airways Ltd
17.64
Air China Ltd
20
Hong Kong Air Cargo Terminals Ltd
10
100
Hong Kong Dragon Airlines Ltd
30
32.8
Hong Kong Aircraft Engineering Co Ltd
27.5
70
Hong Kong Airport Services Ltd
49
Goodrich Asia-Pacific Limited
60
AHK Air Hong Kong Ltd
100
HAECO ATE Component Service Limited
Hong Kong International Airport Services Ltd
100
60
South China Aero Technology Ltd
48.5
Cathay Kansai Terminal Services Co Ltd
35
IN-Services Asia Ltd
100
Vogue Laundry Service Ltd
45
Hong Kong Aero Engine Services Ltd
100
Cathay Pacific Catering Services Division
20
Singapore Aero Engine Services Pte Ltd
Cathay Pacific Catering Services (HK) Ltd
100
56.6
Taikoo (Xiamen) Aircraft Engineering Co Ltd
9.1
VN/CX Catering Services Ltd
40
25
Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
CLS Catering Services Ltd
60
30
Taikoo (Shandong) Aircraft Engineering Co Ltd
10
China Pacific Laundry Services Ltd
45
Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
35
100
Swire Beverages Holdings Ltd
87.5
Swire Beverages Ltd
100
Swire Coca-Cola HK Ltd
51
Swire Guangdong Coca-Cola Ltd
Xiamen Luquan Industries Co Ltd
100
49
51
Swire Coca-Cola Beverages Xiamen Ltd
85
Swire BCD Co Ltd
60
Nanjing BC Foods Co Ltd
60
Hangzhou BC Foods Co Ltd
100
Xian BC Coca-Cola Beverages Ltd
81.6
Swire Coca-Cola Beverages Zhengzhou Ltd
80
Swire Coca-Cola Beverages Hefei Ltd
100
Swire Coca-Cola, USA
80
Swire Coca-Cola Beverages Ltd Taiwan Branch
80
Swire Coca-Cola (S&D) Ltd Taiwan Branch
Publicly Quoted
Hong Kong
Japan
Macau
Mainland China
North America
Singapore
Taiwan
Vietnam


Marine Services Division
100
Swire Pacific Offshore
100
Swire Pacific Ship Management Ltd
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage
Trading & Industrial Division
Trading
100
Swire Resources Ltd
70
Intermarket Agencies (Far East) Ltd
100
Swire Resources (Macau) Ltd
100
Swire Resources (Shanghai) Trading Company Ltd
49
Liberty Sports Marketing Ltd
49
Liberty Shanghai Ltd
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Yuntung Motors Ltd Taiwan Branch
100
Beldare Motors Ltd Taiwan Branch
100
Liberty Motors Ltd Taiwan Branch
100
Bel Air Motors Limited Taiwan Branch
100
Taikoo Commercial Vehicles Ltd Taiwan Branch
Industrial
100
Taikoo Sugar Ltd
40
ICI Swire Paints Ltd
36
ICI Swire Paints (China) Ltd
30
ICI Swire Paints (Shanghai) Ltd
50
Swire SITA Waste Services Ltd
53
Far East Landfill Technologies Ltd
40
SCIP Swire SITA Waste Services Co Ltd
CROWN Beverage Cans Hanoi Ltd
37.4
CROWN Beverage Cans Hong Kong Ltd
44.6
50
Foshan Continental Can Co Ltd
60
CROWN Beverage Cans Shanghai Ltd
92.7
CROWN Beverage Cans Beijing Ltd
99
CROWN Beverage Cans Huizhou Ltd

Glossary

Terms

Financial

Gross borrowings or Consolidated borrowed money Total of loans, bonds, overdrafts and perpetual capital securities.

Net debt Total of loans, bonds, overdrafts and perpetual capital securities net of short-term deposits, bank balances, security deposits and certain available-for-sale investments.

Adjusted consolidated net worth Total of share capital, reserves and minority interests.

Adjusted consolidated tangible net worth Adjusted consolidated net worth less goodwill and other intangible assets.

Equity attributable to the Company's shareholders Equity before minority interests.

Underlying equity attributable to the Company's shareholders Reported equity before minority interests, adjusted for the impact of deferred tax on fair value changes in investment property.

Underlying profit Reported profit adjusted for the impact of fair value changes in investment property and associated deferred tax.

Net assets employed Total equity plus net debt.

Aviation

Available tonne kilometres (ATK) Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres (ASK) Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres (RPK) Number of passengers carried on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

Ratios

Financial

$$\text{Earnings/(loss) per share} = \frac{\text{Profit/(loss) attributable to the Company's shareholders}}{\text{Weighted average number of shares in issue for the year}}$$

$$\text{Return on average equity attributable to the Company's shareholders} = \frac{\text{Profit/(loss) attributable to the Company's shareholders}}{\text{Average equity during the year attributable to the Company's shareholders}}$$

$$\text{Return on average underlying equity attributable to the Company's shareholders} = \frac{\text{Underlying profit/(loss) attributable to the Company's shareholders}}{\text{Average underlying equity during the year attributable to the Company's shareholders}}$$

$$\text{Interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

$$\text{Cash interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Total of net finance charges and capitalised interest}}$$

$$\text{Dividend cover} = \frac{\text{Profit/(loss) attributable to the Company's shareholders}}{\text{Dividends paid and proposed}}$$

$$\text{Gearing ratio} = \frac{\text{Net debt}}{\text{Total equity}}$$

Aviation

$$\text{Passenger/Cargo and mail load factor} = \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

$$\text{Passenger/Cargo and mail yield} = \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

$$\text{Cost per ATK} = \frac{\text{Total net operating expenses}}{\text{ATK}}$$

SWIRE PACIFIC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this notice, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

NOTICE OF ANNUAL GENERAL MEETING

The 2008 Annual General Meeting of Swire Pacific Limited (the "Company") will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th May 2008 at 10:00 a.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2007 and:

1. to declare final dividends;

2. to re-elect Directors;

3. to re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

SWIRE PACIFIC

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 9th April 2008

SWIRE PACIFIC

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

3. The Directors have recommended the payment of final dividends for 2007 of HK¢233 per 'A' share and HK¢46.6 per 'B' share. If approved by shareholders, it is expected that the dividends will be paid on 3rd June 2008 to shareholders registered on 8th May 2008.

4. **The registers of shareholders will be closed from 5th to 8th May 2008, both days inclusive.** To rank for the final dividends, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 2nd May 2008.

5. The Directors retiring are M Cubbon, Baroness Dunn, C Lee, M C C Sze, T G Freshwater, M Leung and A N Tyler. Separate resolutions will be proposed for their election / re-election.

6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

As at the date of this announcement, the Directors of the Company are:
Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr, J R Slosar; and A N Tyler; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: T G Freshwater, C K M Kwok, C Lee, M Leung, M C C Sze and M M T Yang.

This document is important and requires your immediate attention

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Swire Pacific Limited ("the Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Codes : 00019 and 00087)

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR

GENERAL MANDATES TO ISSUE SHARES AND

REPURCHASE SHARES

SWIRE PACIFIC

Executive Directors:
C D Pratt, CBE, Chairman
P N L Chen
M Cubbon, Finance Director
D Ho
K G Kerr
J R Slosar
A N Tyler

Non-Executive Directors:
Baroness Dunn, DBE
J W J Hughes-Hallett, SBS
P A Johansen
Sir Adrian Swire

Independent Non-Executive Directors:
T G Freshwater
C K M Kwok
C Lee
M Leung
M C C Sze, GBS, CBE, ISO
M M T Yang

Registered Office:
35th Floor, Two Pacific Place,
88 Queensway,
Hong Kong.

A Chinese version of this circular is available upon request from the Company's Registrars.
本通函之中文版本於本公司股份登記處備索。

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

9th April 2008

To the shareholders
Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2008 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the 2008 AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 10th May 2007, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) of up to 10 per cent of the issued share capital of the Company as at 10th May 2007; and (ii) to allot, issue and otherwise deal with shares equal to 20 per cent of the shares of the Company in issue at 10th May 2007 provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 10th May 2007. No shares have been repurchased or allotted, issued or otherwise dealt with pursuant to these mandates.

4. Under the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), these general mandates lapse at the conclusion of the AGM for 2008, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchase and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

ELECTION/RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, M Cubbon, Baroness Dunn, C Lee, M C C Sze will retire at the forthcoming AGM and will offer themselves for re-election in accordance with Article 93 of the Company's Articles of Association. T G Freshwater, M Leung and A N Tyler who have been appointed as Directors of the Company since the last AGM will also retire pursuant to Article 91 and offer themselves for election. Separate resolutions will be proposed for the election/re-election of these Directors. Their particulars and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Company's Annual Report 2007 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, member of senior management or substantial shareholders of the Company.

6. Each of the persons proposed for election/re-election as Directors has entered into letter of appointment, which constitutes a service contract, with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after election/re-election and will be eligible for re-election.

7. Baroness Dunn, a Non-Executive Director, does not receive any emolument or director's fee from the Company. The remuneration of M Cubbon and A N Tyler, Executive Directors, are determined in accordance with the policy reviewed by the Remuneration Committee. Those elected as Independent Non-Executive Directors, i.e., T G Freshwater, C Lee, M Leung and M C C Sze, are entitled to the Director's fees determined by the Board.

8. The Company's remuneration policy and the fees paid to Independent Non-Executive Directors are set out in the "Corporate Governance" section of the Annual Report 2007 and particulars of all the Directors' remuneration are given in note 8 to the Accounts.

9. Save for the information set out in paragraphs 5 to 8 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that needs to be brought to the attention of shareholders in respect of the persons proposed for election/re-election as Directors at the 2008 AGM.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

10. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

    (i) the chairman of the meeting; or

    (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

    (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

    (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

    Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

11. Your Directors believe that the proposals described in this document are in the best interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,

Christopher Pratt
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of any class of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 20th March 2008, the latest practicable date for determining such figure ("Latest Practicable Date"), the number of 'A' Shares in issue was 915,564,500 and the number of 'B' Shares in issue was 3,002,486,271. On the basis of such figures (and assuming no shares are issued or repurchased after 20th March 2008 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 91,556,450 'A' Shares and up to 300,248,627 'B' Shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2007) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

8. The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate. In the event of full exercise of the repurchase mandate and the maintenance by John Swire & Sons Limited of its present shareholding (amounting to approximately 55.67% of the votes attaching to the issued share capital of the Company at the Latest Practicable Date), the percentage of the votes attaching to the share capital owned by John Swire & Sons Limited would increase to 61.85%. Accordingly, such increase would not give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code.

9. The Company has in the previous six months immediately prior to the Latest Practicable Date purchased nil 'A' Share and 1,000,000 'B' Shares on the Stock Exchange. Details of the repurchase are as follows:

'B' shares

Date	Number of Shares purchased	Highest price paid (HK$)	Lowest price paid (HK$)
7th March 2008	1,000,000	17.50	17.20

10. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

11. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)		Lowest (HK$)	
	'A' Shares	'B' Shares	'A' Shares	'B' Shares
March 2007	91.50	17.00	83.50	15.46
April 2007	95.40	17.64	88.75	16.70
May 2007	91.85	17.58	87.40	16.86
June 2007	88.90	17.10	84.75	16.28
July 2007	92.75	18.28	85.95	16.72
August 2007	90.35	17.90	79.40	16.40
September 2007	99.00	19.40	85.20	17.00
October 2007	116.00	22.15	92.00	18.50
November 2007	112.00	21.00	92.05	17.50
December 2007	115.00	20.80	97.50	19.06
January 2008	113.00	21.55	92.35	17.50
February 2008	107.90	19.90	89.55	17.14

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Swire Pacific Limited, being the annual general meeting for 2008, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th May 2008 at 10:00 a.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2007 and:

1. To declare final dividends.

2. To re-elect Directors.

3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 9th April 2008

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. The Directors have recommended the payment of final dividends for 2007 of HK¢233 per 'A' share and HK¢46.6 per 'B' share. If approved, it is expected that the dividends will be paid to shareholders on Tuesday, 3rd June 2008.
4. The registers of shareholders will be closed from 5th to 8th May 2008, both days inclusive. To rank for the final dividends, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 2nd May 2008.
5. The Directors retiring are M Cubbon, Baroness Dunn, C Lee, M C C Sze, T G Freshwater, M Leung and A N Tyler. Separate resolutions will be proposed for their election/re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

FORM OF PROXY for use at the **Annual General Meeting** on 8th May 2008.

SWIRE PACIFIC LIMITED

I/We ____

of ____

being a Member/Members of Swire Pacific Limited ("the Company"), hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him MARTIN CUBBON of Hong Kong or failing him Chairman of the meeting or (see Note 1)

____

of ____

as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on Thursday, 8th May 2008 and at any adjournment thereof on the under-mentioned resolutions as indicated:

	For (see Note 2)	Against (see Note 2)
1. To declare final dividends.		
2. (a) To re-elect M Cubbon as a Director.		
(b) To re-elect Baroness Dunn as a Director.		
(c) To re-elect C Lee as a Director.		
(d) To re-elect M C C Sze as a Director.		
(e) To elect T G Freshwater as a Director.		
(f) To elect M Leung as a Director.		
(g) To elect A N Tyler as a Director.		
3. To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to issue and dispose of additional shares in the Company.		

Signature : ______________________

Date : ______________________ 2008

Number of 'A' and 'B' shares to which this proxy relates. (see Note 3)
____________ 'A' shares
____________ 'B' shares

Notes:

1. If you wish to appoint any other person (who need not be a Member of the Company) as proxy the names as shown should be deleted and the name and address of the other person inserted.
2. Please indicate with an "√" in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of 'A'/'B' shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the 'A'/'B' shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be effective this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting, you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

委任代表表格供二零零八年五月八日舉行股東週年大會時使用。

太古股份有限公司

本人（吾人）______________________________

地址為______________________________

為太古股份有限公司（「公司」）股東，茲委任白紀圖，如其不能出任，或郭鵬（彼等皆為香港居民），如其不能出任，或大會主席，或（參看附註1）______________________________

地址為______________________________

為本人（吾人）之代表，代表本人（吾人）出席公司於二零零八年五月八日（星期四）舉行之股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成（參看附註2）	反對（參看附註2）
1. 宣派末期股息。		
2. (a) 重選郭鵬為董事。		
(b) 重選鄧蓮如勳爵為董事。		
(c) 重選利乾為董事。		
(d) 重選施祖祥為董事。		
(e) 選舉范華達為董事。		
(f) 選舉梁高美懿為董事。		
(g) 選舉湯彥麟為董事。		
3. 續聘羅兵咸永道會計師事務所為核數師並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予一般性授權發行並分配公司新股。		

與本委任代表表格有關之'A'股及'B'股數目（參看附註3）

______________________________'A'股

______________________________'B'股

簽名：______________________________

日期：二零零八年__________月__________日

附註:

1. 如台端擬委任其他人士為代表，則請將上列人名刪除，並在空格中填寫所欲委任之人士之姓名及地址，代表毋須為公司之股東。
2. 請在每一決議案旁之空格內"√"註明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有註明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可就大會上適合地提出之任何其他事項(包括對決議案之修訂)自行酌情投票或放棄投票。
3. 請在欄內填上與本委任代表表格有關之'A'股／'B'股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義(無論個人或與其他人士聯名)登記之全部公司'A'股／'B'股有關。
4. 如屬聯名股東，此表格須由在股東名冊上名列首位者簽署。
5. 如為公司或團體，則此表格上應加蓋公章，或由經正式授權之行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間不少於四十八小時前送達或寄抵公司之股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十八樓一八零六至一八零七室。
7. 無論台端是否擬出席股東週年大會，均請填妥本委任代表表格。台端將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，但在此情況下，此委任代表表格則被視為作廢。

Financial Calendar and Information for Investors

Financial Calendar 2008

Annual Report sent to shareholders	9th April
'A' and 'B' shares trade ex-dividend	30th April
Share registers closed	5th – 8th May
Annual General Meeting	8th May
Payment of 2007 final dividends	3rd June
Interim results announcement	August 2008
Interim dividend payable	October 2008

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
Room 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com

Depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Website: http://www.adrbny.com
E-mail: ADR@bankofny.com
Tel:

Calls within USA – toll free:	1-888-BNY-ADRS
International callers:	1-212-815-3700
Fax:	1-212-571-3050

Stock Codes

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com

Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Request for Feedback

In order that we may improve our reporting, we would be grateful to receive your views and comments on any aspect of our public announcements and disclosure via email to corporateaffairs@swirepacific.com

Design: FutureBrand www.futurebrand.com Printed in Hong Kong This Annual Report is printed on FSC certified paper with 25% recycled and vegetable oil-based inks.

END